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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Legend Group Ltd

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AUG 12 2003
THOMSON FINANCIAL

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FILE NO. 82- 3950 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DATE : 7/31/03

lenovo联想


年報
annual report
2002/03
Technology
Sets You Free

科技創造自由

LEGEND GROUP LIMITED | 聯想集團有限公司

lenovo联想

echnology sets you free

For Legend, 2002 was a year of technological innovation. The Group is committed to applying the latest technology to deliver the very best products and services. By totally satisfying our customers' needs, we will make better life and work styles, and create a freer, richer and more efficient environment. These achievements are well embedded in Legend's new logo lenovo联想.

"lenovo" meant to communicate a key facet of Legend's profile. The initial "le" presents the connection with "Legend", while "novo" is a Latin word meaning "innovation and novelty". The combination has created a word capturing the sense of Legend as a highly progressive and innovative company. The new logo also represents Legend's four superb attributes, including "Trustworthy","Innovative and Energetic", "Superior Professional Services" and "Easy".

科技創造自由

2002年是聯想技術創新的一年，集團致力於運用先進的現代科技為客戶提供最稱心的產品及服務，全面滿足客戶需要，使他們的生活及工作更方便、高效，創造一個更自由、豐富多彩的生活空間及更廣闊的商務領域，全面配合新標識 lenovo联想 的寓意。

lenovo」是由聯想創造的一個單字，「le」代表現有的「Legend」，而「novo」是一個拉丁詞根，代表「新意、創新」，名稱的寓意為「創新的聯想」。新標識包含四個頂尖特性，分別為「誠信」，「創新有活力」，「優質專業服務」及「容易」。

Trustworthy
誠信

Innovative and Energetic
創新有活力

Superior Professional Services
優質專業服務

Easy
容易

CONTENTS
目錄

FINANCIAL HIGHLIGHTS 財務摘要

		2003 (HK$m) (港幣百萬元)	2002* (HK$m) (港幣百萬元)	Increase / (Decrease) 增 / (減)
Operating Results	**經營業績**			
Turnover	營業額	**20,233**	19,267	5.0%
EBITDA	除利息、稅項、折舊及攤銷前溢利	**1,175**	973	20.8%
Profit before disposal of investments	除出售投資前溢利	**1,044**	862	21.1%
Profit attributable to shareholders	股東應佔溢利	**1,017**	1,026	(0.9%)
Earnings per share - fully diluted (HK cents)	每股盈利 - 全面攤薄 (港仙)	**13.54**	13.55	(0.1%)
Financial Position	**財務狀況**			
Total assets	資產總值	**6,756**	5,692	18.7%
Cash reserves	現金儲備	**2,808**	2,441	15.0%
Shareholders' fund	股東資金	**4,189**	3,682	13.8%
Financial Ratio	**財務比率**			
ROA (Return on assets) (%)	資產回報率(%)	**14.5**	17.0	(14.7%)
ROE (Return on equity) (%)	股東回報率(%)	**25.6**	30.3	(15.5%)
Current ratio (times)	流動比率(倍)	**2.1**	2.2	(4.6%)
Others	**其他**			
Interim dividend (HK cents)	中期股息 (港仙)	**1.8**	1.5	20.0%
Proposed final dividend (HK cents)	擬派末期股息 (港仙)	**3.0**	3.6	(16.7%)
Proposed special dividend (HK cents)	擬派特別股息 (港仙)	**5.2**	-	N/A



11,004
18,665
19,267
20,233
00*
01*
02*
03

TURNOVER for the year ended 31st March
營業額 截至三月三十一日止年度
(HK$m 港幣百萬元)



* *Proforma*
* *備考*



430
740
973
1,175
00*
01*
02*
03

EBITDA for the year ended 31st March
EBITDA 截至三月三十一日止年度
(HK$m 港幣百萬元)



53.4% Corporate IT business 企業IT業務
33.7% Consumer IT business 消費IT業務
7.1% Handheld device business 手持設備業務
0.9% IT service business IT服務業務
4.9% Contract manufacturing business 合同製造業務

TURNOVER BREAKDOWN BY BUSINESS SEGMENT
按業務劃分之營業額分析

For most IT businesses in China and throughout the world, 2002 was a year of unease yet memorable. The global IT industry remained mired in stagnant markets. Even in China, while GDP growth reached a phenomenal 8%, the industry suffered a sluggish growth level seldom seen in recent years.

Despite the stalled global situation, I am delighted to report that the Group continued to solidify both of its growth momentum and the leadership position in the market. During the fiscal year, the Group achieved rapid profit growth, which attained all the targets we set at the beginning of the year. Even more encouraging were the Group's technological innovations, evidenced by the "Legend World 2002" convention and the roll out of the supercomputer. As Chairman of the Board, I am deeply impressed by the remarkable performance of our young management team, headed by Mr Yang Yuanqing, over the course of the challenging year.

過去的2002年對全球乃至中國的IT行業都是嚴峻和難忘的一年，全球IT行業仍然無法走出停滯的局面。儘管中國的整體經濟增長令世人矚目，中國國民生產總值增長達到8%，中國的IT行業還是經歷了近年少見的低增長階段。

然而，使我十分高興的是在過去的財年當中，聯想仍然保持了增長的勢頭，鞏固了市場領導者的地位，業務利潤快速增長，達到了年初的目標；更難能可貴的是聯想在技術創新方面取得了令人矚目的成績，「聯想技術創新大會」的召開，萬億次計算機的成功都標誌了聯想的技術創新實力。作為董事局主席，我對於以楊元慶為核心的聯想年輕管理層在一個比往年更具挑戰性的期間，作出這樣的成績感到十分欣慰。



For most IT businesses in China and throughout the world, 2002 was a year of unease yet memorable.

過去的2002年對全球乃至中國的IT行業都是嚴峻和難忘的一年。

Liu Chuanzhi *Chairman*
柳傳志 *主席*

I believe that the ongoing development of new and cutting-edge technology will continue to play an ever significant role of IT industry in contributing to the social development and economic growth around the world. The global slowdown of the IT industry over the past two years was, I believe, only temporary, and reflected an underlying need of the IT industry for continued transformation and innovation. Though SARS (Severe Acute Respiratory Syndrome) affected China's information industry for the short-term, it is expected to stimulate and accelerate IT's applications at home as well as in business. The continued growth of China's economy will certainly generate opportunities for its IT industry, and lay a solid foundation for the Group's future business development.

The ultimate goal of the Group is to become a vibrant and long-lasting enterprise. With the energy and devotion of the Group's management, together with their entrepreneurial spirit and innovative business strategies, I am confident that we are well on the journey of creating substantial returns for our shareholders in the long-run.

我相信隨著新技術應用的不斷發展，IT行業將對整個社會文明進步和經濟發展發揮更大的作用；過去兩年來全球乃至中國的IT行業的增幅回落是一個暫時現象，同時也反映了產業發展需要不斷轉型和創新的要求。儘管非典型肺炎磨難對中國IT產業短期造成了衝擊，但長遠來看將進一步促進IT在生活及商務中的應用。中國的IT市場更是方興未艾，隨著中國經濟進一步持續增長，必將有著更大的成長空間，這為聯想業績的更上一層樓奠定了很好的基礎。

聯想的最終目標是要成為一家基業長青的百年老店，我深信聯想管理層與時俱進，堅韌不拔的努力，不斷創業、創新的開拓，能為投資者帶來長期和豐厚的回報。

Liu Chuan Zhi

Liu Chuanzhi
Chairman
Hong Kong, 28th May 2003

柳傳志
主席
香港，二零零三年五月二十八日

Which aspect of the Group's progress over the past year do you see as the most significant?

This would have to be the technological innovations that we achieved. During the year, one of the Group's most important achievements was its launch of the supercomputer in last August. This was the first computer in China to achieve a computing speed of 1,000 GFLOPS (Giga Floating Operations Per Second), an achievement that placed it 43rd in the global Top 500 supercomputer list. Our technological innovations achieved significant results in 2002. In total, we applied for 371 patents, a record for the Group and an achievement which placed us in China's top ten list. Of these 371 patent applications, 194 were invention-related.

回顧過去的一年裏，您認為聯想取得的進展當中最有意義的是什麼？

在過去的一年，聯想最有意義的進展是在技術創新取得了多項突破性成就。尤其是中國第一個計算速度超過萬億次的產品化高性能服務器8月在聯想誕生，並在全球高性能計算機前500排行榜中位居43位。2002年聯想的科技創新成果卓著，專利數量創新高，名列中國前十名。2002財年已遞交專利申請371件，其中發明專利達到194件。



The most significant progress would have to be the technological innovations that we achieved.

過去一年，聯想最有意義的進展是在技術創新，取得了多項突破性成就。

Yang Yuanqing *President and Chief Executive Officer*

楊元慶 *總裁兼首席執行官*

With the decline of the turnover in China's hardware market over the past fiscal year, we adopted a profit-centric strategy. The Group's traditional PC business continued to record remarkable profit growth. In the second quarter of 2002, sales volumes of our desktop computers ranked for the first time amongst the world's top five PC vendors, with consumer PCs achieving global top three status. Sales of server products also recorded spectacular growth, ranking seventh in the world. In September 2002, our "Supremia 9220" and "Kaitian 6800" models were awarded "2002 Intel Innovative PC Award".

本財年內，在中國硬件市場營業額下降的情況下，集團採取了以利潤為主要目標導向的經營策略。聯想的傳統電腦業務業績依然獲得大幅提升。2002年第二季度，聯想台式電腦銷量首次進入全球前五，其中消費電腦世界排名第三；服務器產品銷量大幅上升，於年內衝入全球前十排行榜，位居世界第七；9月，聯想「天麒9220」與「開天6800」電腦齊獲「英特爾PC創新獎」。

The advances in technology and value-added services also enabled us to achieve important breakthroughs in new businesses. For example, our digital products business has expanded at an astonishing speed, growing ten times faster than in 2001. Consumer printer sales were also impressive, with our printers becoming the top seller amongst all local Chinese brands, and with product lines embracing both high-end and low-end markets. Our digital cameras also recorded strong sales, surpassing our expectation and becoming the second best seller in China's digital camera market. Our IT service business made a strong start with the "Three-horizontal and Four-vertical" framework. Our mobile handset business was successfully launched at the beginning of the year, and has recorded operating results that surpassed initial expectations.

在新興業務領域，技術和服務增值幫助聯想取得重要突破。聯想數碼業務發展迅猛，整體成長超出2001年十倍之多。其中，消費打印機脱穎而出，國內品牌位居第一，產品線從高端至低端全面覆蓋；數碼相機銷售強勁，躍升至國內市場前兩名，超過了預期；IT服務業務開端良好，「三橫四縱」業務佈局清晰呈現。移動電話業務於年初順利啟航後，經營業績超出了預期目標。

"Legend World 2002" was a powerful showcase for the Group's technological strengths, and was a starting point for our "Technology Era".

本年度「聯想技術創新大會」作為全面展示公司技術實力的標誌，開創了聯想的「技術元年」。

What is the value of your brand? Why did you change Legend's logo?

Looking back to the development of "Legend" from a mere product name to a strong brand name today, it is clear that branding has played a significant role in our development. And we always recognise the importance of establishing our own brand. From early days between 1984 when the company was founded, to around 1990, the first generation of Legend staff started our branding effort through the commitment to their standards of integrity and business practices, which laid the foundation for a clear, positive brand image. Since 1990, we have successfully established and developed the "Legend" brand, along the way adopting more professional brand management and better strategies which have enriched the brand's intrinsic values and established it as a cornerstone for future success.

Our brand embodies four superb attributes. As a corporation, we aspire to be "Trustworthy", "Innovative and Energetic", "Superior Professional Services" and "Easy". "Trustworthy" represents the innermost core value of our brand, while the need to offer "Superior Professional Services" is like a DNA code built into every staff member. "Innovative and Energetic" speaks of vitality, of the urge to constantly innovate, to swiftly and flexibly adapt to customers' needs, and to continuously roll out advanced products and services. Finally, "Easy" refers to our commitment to user friendliness, incorporated into every aspect of the product design and development philosophy.

I believe our brand value is built by our hard work and track record. Every employee is a representative for our brand. Of course our brand value ultimately has to be experienced and appreciated by society and our customers. On top of the ceaseless effort of different generations of our staff, the support given by our society also places an indispensable role in our brand value. Our goal is to leverage our strengths and make Legend a famous and respected brand not only in China but also all over the world.

您如何看聯想品牌？為什麼要更換品牌標識？

回顧聯想從一個產品名稱逐漸演化成今天這樣一個強勢品牌的發展歷程，品牌在我們的成長當中發揮著舉足輕重的作用，我們歷來也重視品牌的建設，從1984年公司創立到1990年，第一代聯想人用誠信和實實在在的行動為我們品牌建設打下了堅實的基礎。從1990年起，我們成功地創立並打響了聯想品牌。今天我們採用了更專業化的品牌管理和更清晰的品牌戰略，使聯想品牌的內涵在繼承的基礎上得以昇華，更加明晰，為聯想的基業長青打下堅實的基礎。

我們品牌有四大頂尖特性：「誠信」、「創新有活力」、「優質專業服務」和「容易」。聯想品牌最核心的東西就是誠信，服務是聯想人的DNA，創新有活力是旺盛生命的象徵，推動我們積極創新應用技術，並靈活、迅速地適應客戶需求，不斷推出先進獨特的產品及服務；容易就是讓客戶深刻地體會到聯想好用、易用的產品開發與設計理念。

對聯想來說，品牌是靠人踏踏實實做出來的，通過做事和做人長期積累起來而形成的，全公司的每個員工都是我們品牌的代言人，而我們品牌的價值最終是要靠社會和大眾來認可的。我們品牌價值的積累是一代代聯想人不懈努力的結果，也是和社會各界對於我們的支持分不開的，我們一定要把我們的優勢堅持下去，我們品牌的最終目標是不僅要成為國內的金字招牌，更要成為國際上的金字招牌。

To further develop our brand and make it more consistent with our long-term strategic vision, last year we initiated a comprehensive reassessment of our brand strategy, eventually deciding to adopt a single brand structure. Since our original English brand name "Legend" has already been registered by businesses in many countries, we started to change our logo from "Legend" to "lenovo" from April this year. This change is also a preparatory step for our planned expansion into international markets. "lenovo" represents "an innovative Legend", and is a name that I believe will better represent our increasingly diversified business development and better reflect the unique attributes of our brand value, paving the way for our brighter future.

為了進一步發展聯想品牌，使它更好地與我們公司戰略願景相結合，我們在去年開始對我們的品牌體系做了全面的梳理，作出了建設單一品牌架構的決策，同時為了應對我們原有品牌英文名稱「Legend」在許多國家已經被註冊的情況，我們於今年四月更換品牌標識，把品牌英文名稱從「Legend」更換為「lenovo」，為我們的國際化戰略做先行部署。「lenovo」寓意為「創新的聯想」，我相信新的品牌標識更能反映我們日趨多元化的業務發展，也更能有效表達我們品牌特性，促進公司業績更上一層樓。

What do you consider to be the Group's core competence?

From fundamental and long-term perspective, our corporate culture and management capabilities are the most important core competence. We have drawn on 19 years of effort and experience to arrive at the management system and corporate culture of today, and these two elements are undoubtedly key factors that have contributed most to our growth in the past and our solid business foundations.

Our corporate culture is the crystallisation of the ideology, the wisdom, and the experience of two generations of our staff. Our core values are summarised in four slogans: "Serving Customers", "Accuracy and Truth Seeking", "Trustworthy and Integrity" and "Innovative and Can Do Spirit". These phrases precisely summarise the unique features of our corporate culture. "Trustworthy and Integrity" is at its root, representing the fundamental

您認為聯想的核心競爭力是什麼？

從根本上來說，我認為我們的企業文化和我們的基礎管理水平是我們的核心競爭力。我們的基礎管理水平和我們的企業文化是通過十九年的探索和積累而形成的，是我們這些年能夠取得成長的關鍵，是我們企業基業長青的地基。

我們的企業文化是兩代聯想人共同的理念和智慧的結晶，是聯想成功經驗的總結。「服務客戶、精準求實、誠信共享、創業創新」是我們的核心價值觀，它高度總結了我們的企業文化的特點。「誠信共享」是聯想文化的根本，是聯想人最基本的道德準則，是制度規範、流程透明的最佳土壤。同

ethic and essential ingredient for nurturing systematic and transparent management processes. As a people-oriented company, Legend has a mission to provide its staff with the greatest possible scope for personal development, leading to enhancement of value and improvement of work and life quality. Our staff incorporate their personal aspirations into the company's long-term development.

時，作為一家「以人為本」的公司，聯想集團把為員工「創造發展空間，提升員工價值，提高工作生活質量」作為企業的使命，員工也「把個人追求融入到企業的長遠發展之中」。在我們的企業文化氛圍下的員工説到做到，處驚不亂，是我們企業最重要的資產。

We are an organisation that is managed by rules rather than by any single individual, and we operate according to comprehensive objectives, appraisal and incentive systems. Our capabilities also enable us to quickly put together a capable and powerful task force, armed with strong leadership skills and ready to react to the ever-changing needs of the market.

我們是一個「法治」的公司而不是「人治」的公司。其次，我們有良好的目標管理、考核、激勵機制。我們的基礎管理水平體現在建班子、帶隊伍的能力，面對多變的市場我們能快速有效地組織起富有執行力的團隊。

From business perspectives, our understanding of the market and our ability to react swiftly to its changes is another of our core competences, and is reflected in our customer-oriented, user-friendly product designs and services.

從業務層面，我們對市場的把握能力和快速反應能力是我們重要的核心競爭力之一，這具體反映在我們的客戶導向和易用的產品設計和服務上。

What are the "Collaborating Applications" that you introduced at "Legend World 2002"? What are your strategies for achieving these "Collaborating Applications"?

Collaborating Applications is our vision for technological innovation over the next five to ten years, and is one of our most important technology strategies. The biggest problem with personal information terminals, corporate information applications and social information services is the disconnection and isolation of applications, leading to considerable wastage of resources. To tackle this problem, we introduced the concept of Collaborating Applications.

在「聯想技術創新大會」上您提出了關聯應用，請問什麼是「關聯應用」？聯想在「關聯應用」的策略是什麼？

關聯應用是我們未來五到十年的技術願景，是我們最重要的技術創新戰略之一。眾所周知，不論是未來個人信息終端、企業信息應用還是社會信息服務，最大的問題就是應用的割裂和資源的浪費。應對這些問題聯想提出的解決方案就是關聯應用。

The concept behind Collaborating Applications is threefold. (1) Collaborating Applications for personal information terminal devices. We believe that by using a standard protocol, different personal information terminals such as electrical appliances, telecommunications products and computers, can be functionally connected and share resources and services. (2) Collaborating Applications for corporate IT systems. This allows the enhancement of applications and structural management. This will in turn result in optimum sharing and utilisation of resources through centralised management of fundamental structures and dynamic optimisation. (3) Collaborating Applications for communal information systems. These will enable IT service providers to provide enterprises, organisations and individuals with the applications and services in a more effective and convenient manner, through their worldwide IT infrastructure and application resources.

We have made some progress in the field of Collaborating Applications. For instance, we have developed a Collaborating Terminal Protocol for personal information terminals whereby different terminals preset with this protocol, whether they be electrical appliances, telecommunications products, computers or other such objects, can connect through the Internet to create new functions and applications. We believe Collaborating Applications for personal information terminals is a vital step towards 3C convergence, and offers great potential for future development.

We also believe that to promote and ultimately translate the Collaborating Applications into a widely accepted reality, it is essential to have the active involvement and investment of parties as many as possible that share the same vision. We welcome any opportunities to cooperate with other institutions in China or overseas to embrace a new era of Collaborating Applications.

我們所說的關聯應用，包含三方面內容。首先是關聯個人信息終端一我們相信家電、通訊、計算等多種個人信息終端應該通過一定的協議標準實現智能互聯、資源共享、協同服務；第二是關聯企業信息應用一企業內部的應用和基礎架構管理更趨水平化，通過對基礎架構的集中管理和動態優化達成資源的充份共享利用，基於開放式標準架構的應用軟件和中間件使得應用之間能夠充份協同；最後是關聯社會信息服務一新型的IT運營服務商將通過他們遍佈全球的基礎架構和應用資源方便地幫助每一個企業、組織及個人實現他們所需的應用和服務。

為了推動關聯應用，我們已經取得了一些成果。在個人信息終端方面，我們自行設計了關聯終端協議，預置了該協議的家電、通訊、計算等多種信息終端，可以隨時隨地動態組網，產生新的功能和應用，最大限度地發揮各種設備的應用價值。我們相信，個人信息終端的關聯應用是對3C融合方向的一個重大補充，具有廣泛的應用前景。

當然，我們非常清楚要讓一種應用模式成為普遍接受的現實，需要更多的合作企業在共同的理念認同下，共同投入、共同促進才能實現。因此，聯想願同國內外企業合作，共同開創關聯應用的新時代。

What is your view on the future trend for IT market in China?

Most market participants believe that the slowdown in the growth of China IT industry over the last two years is a temporary phenomenon, and China IT market remains one of the most attractive markets in terms of potential for growth, likely soon to be back on the double-digit growth track. The immense potential of China IT industry has already attracted numerous global IT enterprises, a development that has helped China IT industry to foster a relatively complete industry supply chain within a short period of time, therefore enhance the overall competences of China IT industry.

For the segment markets, we noted some new growth areas. Demand for IT services is growing strongly and becoming more diversified, and is estimated to become a US$15 billion market within five years. As wireless technologies continue to develop, together with the evolution of commercial practices and consumer lifestyles, wireless applications and terminal devices are expected to perform strongly. Analysts have predicted a compound annual growth rate (CAGR) of over 25% across the next few years. Back-office products too, including peripherals, are expected to enjoy a CAGR of more than 20% over the next five years.

China is a vast country with considerable differences, in terms of economic and social development amongst different regions. After ten years of education and investment, IT infrastructure level in some large cities are relatively advanced, leading to constant demand for more enhanced IT equipment and applications upgrade. On the other hand, IT infrastructure levels in many small and medium-sized cities remain relatively low. This in fact represents tremendous opportunities for the industry. From long term perspective, in order to establish a strong foothold in China market, one shall have in-depth knowledge of market, ability to respond to customers' needs, a powerful brand and technological expertise.

您是如何看中國未來IT市場的發展趨勢？

業界普遍認為中國的IT產業將是世界上發展潛力最大和發展速度最快的。過去兩年來中國IT行業的增幅回落是一個暫時現象，中國的IT產業將很快重新回到兩位數的長期增長軌道上來。中國IT產業的潛力吸引了許多著名的全球IT廠商的參與，推動了中國的IT產業更快速地形成較完整的產業鏈，提高了中國的IT產業的整體水平。

從細分市場來説，我們注意到IT行業在近期呈現一些新的增長點。IT服務需求將呈現強勁增長和多元化的態勢，預計在五年內成為一個價值150億美元的市場。隨著無線技術的不斷發展和商務習慣和社會生活的不斷演變，無線應用和終端等也將有飛速的增長，預計近幾年將有超過25%的年複合增長；同時包括外圍設備在內的後端產品預計未來五年將有20%以上的年複合增長。

中國幅員遼闊，各地經濟社會發展狀況有很大的差異性。經過近十年的發展，一些大城市的IT基礎裝備水平較高，但同時對進一步提升IT裝備能力和整合應用能力提出了更高的要求。而廣大的中小城鎮IT基礎裝備水平還較低，同樣也蘊含著巨大的商機。從長遠來説，只有那些充份地把握市場趨勢和真正貼近國內客戶的需求，並且具有強有力品牌和技術實力的市場參與者才能在中國的IT產業發展當中佔得有利的位置。



What are the driving forces that will propel Legend's growth?

The driving forces for our growth will come both within the company and from the external market. We are a very young company. The average age of our energetic, enthusiastic staff is just 29. Nevertheless, we strive to become a vibrant and legendary company.

From the near term perspective, we are well prepared and well placed. Our strategic transformation has already shown positive results and our organisation has already had a truly customer-oriented operational structure. We have fostered a range of high-potential businesses, which will continue to propel our growth. Sales of our servers and notebook computers have sustained strong growth, and we believe that aiming for annual growth of over 30% is viable. Our information security products are backed by cutting-edge technologies, rendering them highly competitive in the marketplace. Our mobile handsets and digital products will continue to sustain their current rapid growth.

All these factors, in combination with promising market conditions in China, have positioned us well in a very favourable environment. The robust growth of the China IT market certainly offers us tremendous development potentials. Meanwhile, we will make our long term strategic plans for international markets, which allow us to capture growth opportunities and consolidate resources in a wider horizon.

I am highly confident that we will continue our track record of delivering long-term value and satisfying returns for our shareholders.

您認為什麼是推動聯想進一步增長的動力？

我認為我們進一步增長的動力既有來自內部的又有來自外部的。從內部條件來看，我們是一個年輕的公司，員工平均年齡才29歲，有著蓬勃的朝氣和十足的幹勁，我們有遠大的抱負。

就近期而言，我們推行的戰略轉型已經初見成效，公司內部以客戶為導向的組織架構日益完善。我們的技術研發能力在不斷積累，我們的服務內涵更加豐富，我們有一系列高成長類業務將持續地推動我們業績的進一步成長。我們的服務器和筆記本的增長勢頭很好，預計有把握持續每年30%以上的成長。我們的信息安全產品具有技術優勢，有很強的市場競爭力，移動電話和數碼應用產品也將有著高速的增長。

結合外部條件來看，我們正處一個十分有利的環境和時期，現階段我們立足於中國市場，中國IT市場強勁的需求增長，為我們的進一步增長提供了巨大的空間，當然我們也會積極進行戰略部署，進一步開拓國際市場，在更大的範圍內整合我們的資源和獲取增長機會。

我堅信我們將一如既往為聯想的股東創造出長期豐厚的回報。



What it takes to become an

evergreen and long-lasting company:

Be people-oriented;

our company's culture will be inherited from

generation to generation.

百年**老店** 以人**為本**
聯想**文化** 薪火**相傳**

A strong corporate culture is the foundation for developing a vibrant and long-lasting company
只有企業文化才是一個企業賴以基業長青的基礎

Legend's Core Values
聯想核心價值觀

Serving Customers
服務客戶

Serving customers defines value enhancement; this principle is a DNA that imprints in every Legend employee's genes.

服務客戶是每個聯想人獲得自身價值的基礎，是每個聯想人血液的DNA。

Accuracy and Truth Seeking
精準求實

Conclusion is based on facts and scientific analysis; the respect for rules and guidelines; have discipline and courage to face up to reality and take responsibility.

以事實為依據，用數據來說話；尊重規範和標準，紀律嚴明；勇於面對現實，敢於承擔責任。

Trustworthy and Integrity
誠信共享

Trustworthy and integrity is Legend's "golden marquee", a vital business philosophy.

誠信是聯想的金字招牌；分享是聯想的經營策略。

Innovative and Can Do Spirit
創業創新

Ownership mentality, be proactive and humble, with strong sense of urgency and can do; change ready.

主人心態，從螺絲釘變成發動機；赤貧心態，強烈的危機意識和艱苦奮鬥的拼搏精神；求變心態。





These four core values represent 四大核心價值代表了

- Cornerstone of Legend's culture
  企業文化的基石
- Secret for our success
  企業成功的密碼和基因
- Key methodology for problem solving
  企業解決問題的基本原則和根本方法
- Fundamental principle that guides the way we think as well as our behaviour
  企業的員工共同的思維方式和行為模式



Liu Chuanzhi's views on **Legend's corporate culture** 柳傳志談**企業文化**

Incorporating personal aspirations into our long-term corporate development is a fundamental reason for our success. It is also the essence of our corporate culture. Our ultimate goal is to be responsible for our customers, staff, shareholders and society. In order to achieve this goal, we have to make sure that our people's professional responsibilities are well in line with their personal benefits. Most essential is ensuring that every Legend employee understands and believes this value; their efforts will surely be transformed towards our goal of building a Legend of century.

「把員工個人追求融入到企業長遠發展之中」是聯想成功的基本經驗，也是聯想文化的精髓。這既是聯想對自己員工的要求，也是對聯想管理者的要求。因為我們的目標有為客戶、為社會、為股東、為員工的責任，企業制訂這個目標以後，把這些責任和員工的利益處置好，才有可能讓員工把自己的追求融入企業的發展中去。成就聯想的百年基業，要靠一代代認同聯想文化的聯想人來完成！



Yang Yuanqing's views on **"Trustworthy and Integrity"** 楊元慶看**誠信共享**

Without "Trustworthy and Integrity", neither individuals nor companies will survive in the long run. But "Trustworthy and Integrity" do not refer to success or failure for a specific transaction; they are part of a company's genuine character that defines Legend. Valuing honesty and integrity, and treating others sincerely are basic values of our people. These values are fundamental ingredients to make our work on high standard and transparency. As a people-oriented company, we are committed to creating development opportunities, increasing employee value, and enhancing both the work quality and lifestyle.

誠信共享是一個人乃至一家企業生存的根本。誠信共享的意義不僅在於一筆交易的成敗賺賠，還在於它標誌著一個企業的品質。誠信共享是聯想文化的根本，「誠實做人，注重信譽；坦誠相待，開誠佈公」是聯想人最基本的道德準則，誠信成為制度規範、流程透明的最佳土壤，滋養了聯想寬弘剛健的文化品格。同時，作為一家「以人為本」的公司，聯想集團把為員工「創造發展空間，提升員工價值，提高工作生活質量」作為企業的使命，員工也「把個人追求融入到企業的長遠發展之中」。


rust
信

worthy



"Trustworthy" represents the innermost core value of our brand. Legend believes honesty and sincerity as guiding principles, and is totally committed to following these principles. This is the best way to be responsible for customers, partners, investors and the society as a whole.

誠信是企業品牌信譽的根本。聯想以誠實、親切的態度，信守承諾，形成正直及穩健的作風，無論對客戶、合作伙伴、投資者及社會均保持坦誠和負責任的態度。

Besides the launch of the first ever supercomputer in China in August 2002, Legend also unveiled other new corporate IT products in the 2002/03 financial year. After the launch of its Xeon server series, the Group also rolled out a series of new server products based on Itanium 2. The substantial increase in shipment of dual processor and multi-processor servers has helped Legend to firm its position as number one server brand among Chinese vendors.

除在2002年8月推出國內首台萬億次服務器，2002財年內聯想繼續推進企業產品的更新，公司在中國率先推出至強(Xeon)新品服務器的基礎上，又發佈了包括安騰II (Itanium 2) 在內的一系列新品，兩路以上服務器比例明顯提高，逐漸樹立了國產服務器第一品牌的地位。

Legend Rolls Out the First Supercomputer in China
聯想推出國內首台萬億次計算機



Legend's vision is to become a "High-tech Legend", a goal reinforced to its staff on a daily basis. Leveraging the Group's research capabilities in high-performance computing technologies, over the course of four months more than 60 technical professionals had developed the first supercomputer in China to reach a computing speed of 1,000 GFLOPS (Giga Floating Operations Per Second).

Dubbed the "Deepcomp 1800", Legend's supercomputer debuted in August last year. Its computing speed of 1,050 GFLOPS ranked 43rd in the Top 500 list of the world's fastest computers (http://www.top500.org), an achievement selected as one of the Xinhua News Agency's top ten news stories in China for the year. Within just a year, Legend's supercomputer had already been adopted by a number of high-end users such as the Chinese Academy of Sciences, China National Space Administration and China National Offshore Oil Corporation.

In the process of developing the supercomputer, Legend also created a series of new technologies protected by intellectual property patents, successfully acquired three patents for invention and one patent for a new product model. Applications for additional ten invention patents and four more new product patents are currently being processed, showing Legend's firm grasp of the core technologies involved in high-performance computing as well as technologies which can also be used in ordinary servers and back-office computing equipment. These developments have successfully enhanced the technological standards of Legend's servers, and established Legend as the number one brand for domestic manufactured servers in China.

聯想的願景之一是成為「高科技的聯想」，每一天聯想員工都朝著這目標邁進。聯想基於多年來在高性能計算技術的研究，在近四個月裏，動用60多名技術人員，研製了國內首台實測速度超過萬億次的高性能計算機。

命名為「深騰1800」的聯想萬億次計算機於去年8月面世，以每秒1.05萬億次的運算速度名列世界Top 500排行榜 (http://www.top500.org) 第43位，並入選中國新華社2002年國內十大新聞。在短短一年內，聯想的高性能服務器已被中科院、航天局、中國海洋石油總公司等高端用戶採用。

聯想在高性能計算機的研發過程中，同時開發一系列知識產權專利技術，成功取得3項發明專利和1項實用新型專利，另外申請了10項發明專利和4項實用新型專利。聯想的高性能計算核心技術同時被充份使用在普通服務器及後台設備，提升聯想服務器的技術含量，確立國產服務器第一品牌的地位。

	2002	2001
Legend 聯想	27.3%	27.5%
Founder 方正	9.1%	8.9%
Dell 戴爾	5.0%	3.9%
Tongfang 同方	4.9%	3.8%
IBM 國際商業機器	4.6%	4.2%

Market Share of Top 5 PC Brands in China
中國五大電腦品牌市場佔有率
Source: IDC, February 2003
資料來源：IDC, 2003年2月



Under this market environment, Legend's corporate IT business recorded a 7.2% rise in turnover, with sales of servers and notebook computers achieved the fastest growth. Both gross profit and operating profit of Legend's corporate IT business showed improvement. Gross profit margin improved to 15.3% from 14.2% of the past year while operating profit grew 29.9%. Education and SME sectors drove the growth. The increased sales to the education sector and the reduction on component tariff have led to a drop in the overall average selling price (ASP).

在這樣的市場環境下，聯想企業IT業務的銷售額取得了年比年7.2%的增長，其中服務器和筆記本電腦的增長最快。同時聯想企業IT業務的毛利率和經營利潤均繼續保持良好的增長趨勢，在毛利率及利潤方面均有增長。毛利率由去年14.2% 上升至15.3%，經營利潤年比年增長29.9%，反映集團在企業IT業務盈利能力的進一步提升。教育行業、中小企業為主要的增長動力。由於教育業務比例的大幅增加及原器件進口關稅下降等，平均單價下降較大。

Continued breakthroughs in technological innovation

Legend achieved the goals of product differentiation and value added by applying new and cutting-edge technologies to its products such as supercomputers, servers, and PCs, thus greatly improved profit margins for the financial year.

技術創新取得進一步突破

聯想通過創新技術的應用，在高性能計算、服務器、電腦等業務多個領域以差異化的技術帶動產品增值，為聯想贏得了2002/03財年內利潤率大幅提升的良好業績。

Legend Helps the Informatisation of Beijing Wu Yu Tai Tea Company
聯想為北京吳裕泰茶葉公司實施信息化


吳 裕 泰 茶 庄
TEA
SHOP

Beijing Wu Yu Tai Tea Company ("Wu Yu Tai") is a well-known tea company with a 115-year history, whose major business is production and processing of tea, and supply for retail outlets. The company has 32 retail outlets and 150 employees, and an annual turnover of about RMB100 million. Following expansion, Wu Yu Tai ran into operational bottlenecks. The company believed that informatisation would provide an effective solution, and selected Legend as the provider of the project .

The project involved extensive business consultation and solutions design amongst other things, and Legend's "IT 1 for 1" played an instrumental role. The Group's channel partner, Beijing Beiwei Machine Electron Technology Co. Ltd., gave full support when it came to laying networks, supplying products, and providing maintenance.

Once Legend's system was adopted, Wu Yu Tai achieved significant improvements as information transparency was greatly enhanced. These changes facilitated inter-departmental information flow, and enhanced the management and internal control of the company by more closely linking the processes of procurement, sales, inventory management, transportation, delivery and invoicing.

北京吳裕泰茶葉公司(「吳裕泰」)是一家有115年歷史的老字號，主營業務是生產、加工及向各零售門市供應茶葉。公司有32家專營店、150名員工，年營業額接近一億人民幣。隨著業務擴展，吳裕泰在運作上碰到管理瓶頸。吳裕泰決定通過信息化解決這些問題， 並選擇了聯想作為其信息化項目的供應商。

在項目實施過程中，聯想的「IT 1 for 1」小組在業務諮詢、方案設計等方面發揮主導作用，聯想的渠道伙伴北京北緯機電技術有限公司在網絡佈線、產品供貨、後期保障提供全面支持。

通過使用聯想的系統，吳裕泰有了很大變化，各部門之間的信息透明度增強，實現了採購、銷售、庫存、調撥、配送、出單等跨部門信息流通與管理，有利於公司整體管理與控制。

Besides the launch of the first ever supercomputer in China in August 2002, Legend also unveiled other new corporate IT products in the 2002/03 financial year. After the launch of its Xeon server series, the Group also rolled out a series of new server products based on Itanium 2. The substantial increase in shipment of dual processor and multi-processor servers has helped Legend to firm its position as number one server brand among Chinese vendors.

除在2002年8月推出國內首台萬億次服務器，2002財年內聯想繼續推進企業產品的更新，公司在中國率先推出至強(Xeon)新品服務器的基礎上，又發佈了包括安騰II (Itanium 2) 在內的一系列新品，兩路以上服務器比例明顯提高，逐漸樹立了國產服務器第一品牌的地位。



Legend Rolls Out the First Supercomputer in China
聯想推出國內首台萬億次計算機

Legend's vision is to become a "High-tech Legend", a goal reinforced to its staff on a daily basis. Leveraging the Group's research capabilities in high-performance computing technologies, over the course of four months more than 60 technical professionals had developed the first supercomputer in China to reach a computing speed of 1,000 GFLOPS (Giga Floating Operations Per Second).

Dubbed the "Deepcomp 1800", Legend's supercomputer debuted in August last year. Its computing speed of 1,050 GFLOPS ranked 43rd in the Top 500 list of the world's fastest computers (http://www.top500.org), an achievement selected as one of the Xinhua News Agency's top ten news stories in China for the year. Within just a year, Legend's supercomputer had already been adopted by a number of high-end users such as the Chinese Academy of Sciences, China National Space Administration and China National Offshore Oil Corporation.

In the process of developing the supercomputer, Legend also created a series of new technologies protected by intellectual property patents, successfully acquired three patents for invention and one patent for a new product model. Applications for additional ten invention patents and four more new product patents are currently being processed, showing Legend's firm grasp of the core technologies involved in high-performance computing as well as technologies which can also be used in ordinary servers and back-office computing equipment. These developments have successfully enhanced the technological standards of Legend's servers, and established Legend as the number one brand for domestic manufactured servers in China.

聯想的願景之一是成為「高科技的聯想」，每一天聯想員工都朝著這目標邁進。聯想基於多年來在高性能計算技術的研究，在近四個月裏，動用60多名技術人員，研製了國內首台實測速度超過萬億次的高性能計算機。

命名為「深騰1800」的聯想萬億次計算機於去年8月面世，以每秒1.05萬億次的運算速度名列世界Top 500排行榜 (http://www.top500.org)第43位，並入選中國新華社2002年國內十大新聞。在短短一年內，聯想的高性能服務器已被中科院、航天局、中國海洋石油總公司等高端用戶採用。

聯想在高性能計算機的研發過程中，同時開發一系列知識產權專利技術，成功取得3項發明專利和1項實用新型專利，另外申請了10項發明專利和4項實用新型專利。聯想的高性能計算核心技術同時被充份使用在普通服務器及後台設備，提升聯想服務器的技術含量，確立國產服務器第一品牌的地位。





Legend's in-house commercial PC series - "Kaitian" received good market response after its launch in 2002 and stimulated revenue growth of the Group's corporate IT business. "Kaitian 6800" series captured the "Intel Innovative PC Award" in the United States, an accolade that has successfully boosted Legend's brand image.

聯想自行開發的一系列商用電腦在2002/03財年內獲得廣泛的市場好評，帶動了商用電腦銷售的增長，「開天6800」在2002年9月在美國獲「英特爾PC創新獎」，提升了品牌形像。

In-depth service transformation

Targeting SMEs, Legend's "IT 1 for 1" scheme focused on technology, application solutions, and resources integration. It achieved significant results in facilitating channel transformation and established comprehensive business structures of consultation, solutions, operations, and services. Approximately 500 channel partners were trained for "IT 1 for 1" and achieved the Group's service standards. Over 200 of them have become partners of Legend's "IT 1 for 1" sales centres, working hand-in-hand with Legend to expand its value-added service business nationwide. More than 20 products were rolled out in the past year, 15 of which have already attained intellectual property rights, while Legend's "IT 1 for 1" application solutions have received numerous industry awards.

服務轉型進一步深化

聯想的「IT 1 for 1」面向中小商業客戶群，以技術、應用和方案為核心、整合產業資源，在促進渠道轉型和構建諮詢、方案、運營和服務的全程業務體系方面取得了明顯成效。在接受「IT 1 for 1」培訓並掌握服務技能的近500家渠道伙伴中，200多家已經成為「IT 1 for 1」營銷中心體系的一員，和聯想一起在全國拓展增值服務業務。財年內新推出的產品20多個，其中自主知識產權產品15個。「IT 1 for 1」應用方案產品在業界的評比中屢獲殊榮。

Further development in vertical markets

Legend continued to expand in the education and SME markets, further solidifying its top position in the market.

Legend has already developed a comprehensive system of application solutions for the education sector focusing on school Intranet and wide area network (WAN). They covered 80% of demand from the Group's target market. Legend's education solutions have been widely and successfully applied and have now benefited over 2,000 clients.

Legend has also made significant progress in vertical industries and accumulated valuable experience along the way. The Group has developed an extensive range of application solutions for SMEs. It has also accumulated solid experience in consultation and in providing IT services for specific industries, such as retail and manufacturing. The Group's corporate IT solutions have been successfully adopted by around 300 clients.

行業市場取得進一步發展

聯想在教育和中小企業客戶群組迅速擴展，鞏固了市場份額第一的地位。

聯想已經建立了完善的教育領域應用方案體系，以校園網和城域網為主線，方案產品線齊全，覆蓋了目標市場需求的80%。聯想的教育行業方案已成功應用在2,000餘個客戶中。

聯想在其他垂直行業也取得了進展，並積累了相應的行業經驗。聯想在中小企業領域形成全套的應用方案體系。在特定行業（零售、生產製造）的信息化應用服務中，累積了豐富的諮詢與實施經驗，企業方案已成功應用在近300個客戶中。

Consumer IT Business

As a result of the economic development of second-tier and third-tier cities in China and the increasing popularity of digital products nationwide, the home PC market in China sustained stable growth in 2002*, with unit shipment increased 12.7% over the previous year. Owing to the relatively faster growth of the low- to mid-end markets and falling prices and tariff reduction of computer components, the overall sales value of this market dropped 7.4% compared with the previous year.

The Group's home PC unit shipment rose by 9.5% but overall turnover of Legend's consumer IT business decreased by 7.8%, similar to the general decrease in the market. During the year, the Group put greater emphasis on its profit and profit margins. The launch of its unique new dual mode home PC helped improve gross profit margin and operating profit. Gross profit margin of this business division increased to 13.3% from last year's 10.8% while profit contribution surged 55% from last year.

Product innovation improves profit

Legend has long been dedicated to providing Chinese consumers with innovative, user-friendly, and trend-setting products. In October last year, the Group rolled out a new generation of dual mode home PCs, "Tianjiao" and "Tianrui" series. These series utilise Legend's self-developed operating system LEOS, which combines PC functions with those of electrical appliances to create a new standard for digital applications. The "Tianjiao" and "Tianrui" dual mode PCs provide user-friendly and enriched digital applications. Users can play music and view digital photos on hard disk, storage card and CD ROM by simply pressing a button. This product series represented a major stride forward for Legend and created a distinct advantage over its competitors in terms of both product technology and applications. The "Tianjiao" PC series in particular has won numerous product design awards from both China and Hong Kong.

*2002 represents the period from April 2002 to March 2003
2001 represents the period from April 2001 to March 2002

消費IT業務

隨著二、三線城市的經濟發展以及數碼產品日益普及，中國家用電腦市場於2002年*維持平穩增長，銷量較2001年*增長約12.7%。由於中低端市場增長高於整體市場，同時電腦零部件的成本及進口關稅下降，市場總值較去年降低7.4%。

集團本財年家用電腦銷量較去年增加9.5%，消費IT業務營業額降低7.8%，與市場相約。年內集團消費IT業務的策略注重利潤及利潤率，加上於10月推出了新穎、獨特的雙模式家用電腦，毛利率及經營利潤較去年大幅改善，毛利率由去年的10.8%上升至13.3%，盈利貢獻較去年大幅提升55%。

產品大膽創新提升利潤空間

聯想致力為中國消費用戶提供易用、新潮的創意產品，去年10月底推出的新一代雙模式家用電腦－「天驕」及「天瑞」系列，採用自主研發的數碼家電操作系統LEOS，實現電腦、家電一體化，創出數碼應用新標準。「天驕」及「天瑞」雙模式電腦提供操作更加簡單、內容更加豐富的數碼應用。雙模式電腦亦具一鍵直接播放硬盤、存儲卡和光盤中的照片、音樂和視頻作品功能。該系列在產品技術和應用方面與競爭對手拉開差距，「天驕」電腦更榮獲中國及香港多項產品設計大獎。

*2002年指2002年4月至2003年3月期間
2001年指2001年4月至2002年3月期間



Further expansion of "lenovo 1+1 Home Specialty Shops"

Legend continued to expand its network of "lenovo 1+1 Home Specialty Shops". The number of shops increased from 570 last year to 760 in order to meet the growing demand in small to medium cities. The Group's marketing activities for consumer products have achieved impressive results. Both its National Day promotion and the promotion for old customers received well responses.

大力擴展「聯想1+1專賣店」

年內，集團繼續擴展「聯想1+1專賣店」，配合發展中小城市電腦市場需要，專賣店的數目已由去年的570家增至760家。聯想在消費市場的推廣活動取得很好的成效，國慶假期的促銷活動及春節後專為聯想老用戶提供的購買電腦優惠，獲得市場良好反應。



Legend's Dual Mode PCs Offer User-friendly Digital Applications
聯想「雙模式」電腦輕鬆體驗數碼應用

Digital products are becoming increasingly popular in China. However, research has shown widespread dissatisfaction among Chinese families with many current digital applications, largely due to the complexity of creating digital documents (such as digital photo albums and audio-video clips) using ordinary PCs and inconvenience in viewing or sharing these files. Because it is difficult to solve this problem using standard computing operations, Legend's engineers have addressed user needs by developing a completely new method which has led to the birth of Legend's dual mode computers.

Legend's self-developed "LEOS" operating system is perhaps the most unique feature of the dual mode computers, the "Tianjiao" and "Tianrui" series launched in October last year. While retaining the computing functions of a PC, the LEOS operating system allows PC functions to collaborate with those of electrical appliances. Without going through the traditional operating system, users can run MP3, CD, DVD, VCD, or any video and music files on the hard disk, simply by pressing the LEOS power supply button on the control panel or the on/off button on the remote control. The whole process takes just twenty seconds.

The invention of dual mode PCs has once again put Legend's spirit of innovation and customer-oriented performance on display, at the same time creating a brand new operational mode for home PCs. Dual mode PC series were an instant hit the moment they were officially launched in the market.

近年數碼產品在中國愈來愈普及，一些調研卻顯示很多家庭對數碼應用感到不滿，因為在一般電腦上製作數碼文件如電子相冊、影音的步驟太繁瑣，自己觀看或與別人分享也不方便。聯想的工程師注意到這點，由於原有電腦操作方式無法全面解決用戶的問題，他們研發了一種嶄新方式更好地滿足用戶需求，聯想「雙模式」電腦就這樣誕生了。

在去年10月發佈的「天驕」、「天瑞」系列「雙模式」家用電腦， 採用自主研發的LEOS操作系統，在不降低電腦計算功能的前提下把電腦和家電的功能合二為一。用戶無須經傳統的操作系統，只要按下機箱遙控面板的 LEOS電源按鈕或遙控器上的開關鍵，便可在電腦上直接播放MP3、CD、DVD、VCD影碟及在硬盤中的各種視頻及音樂文件，整個過程只需20秒。

雙模式電腦體現了聯想客戶導向及不斷創新的精神，開創了家用電腦新模式，一經推出即受到了市場的熱烈歡迎。

Successfully extending the brand to the digital arena

The digital products market in China grew rapidly in 2002. Digital cameras and MP3 players became hot gift choices, and unit shipment of digital cameras and MP3 players of the market grew by 200% and 100% respectively over the year as a result of the bundled sales strategies by many vendors. Legend also actively expanded in these markets during the year, and successfully established the image of its digital products and its market position. The Group performed exceptionally well in three digital product areas. Unit shipment of Legend's MP3 players ranked first in the market, accounting for a share of 19.7%. Unit shipment of digital cameras and home ink-jet printers also ranked among the top players.

成功將聯想品牌拓展至數碼領域

中國數碼市場於2002年增長快速，數碼相機、數碼聽等成為送禮熱門選擇，加上廠家的大力推廣及捆綁銷售，2002年中國數碼相機及數碼聽市場銷量較去年分別躍升超過200%及100%。聯想亦積極拓展並成功進入數碼市場，建立起聯想數碼產品形象和地位，在三項數碼業務取得突破，聯想數碼聽2002年銷量佔市場19.7%，市場佔有率第一，聯想數碼相機及家用噴墨打印機銷量均名列前茅。

Handheld Device Business

China mobile handset market became the world's largest market in 2002 with phenomenal growth in shipment to 65 million units. Local Chinese vendors also continued to expand their market shares, and accounted for an aggregate of 30% of total shipment. Legend formally entered into the business and rolled out a wide range of mid to high-end products in a short period of time, and actively grew its sales, distribution and service networks. The Group's mobile handset unit shipment during the year met our expectations. By adding mobile handsets to its portfolio, Legend's handheld device business recorded a spectacular fourfold surge in turnover during the financial year 2002/03.

手持設備業務

中國移動電話市場2002年發展迅速，總銷量達6,500萬部，成為世界最大移動電話市場之一。中國本地廠商繼續擴大市場份額，總體佔有率達到30%。年內聯想移動電話業務快速啟動，在短期內推出多款高中端產品，並積極擴展分銷及服務網絡，銷量令人滿意。由於加入了移動電話產品，2002/03財年手持設備業務營業額較去年大幅增長超過四倍。

In June last year, Legend increased its ownership to 80.8% in the joint venture that engages in the mobile handset business, and at the same time injected new capital. The total investment in this exercise amounted to RMB61.5 million.

聯想於去年6月進一步增持從事移動電話業務的合資公司股權至80.8%，同時向合資公司注入新資金，是次增資的總投資額為6,150 萬人民幣。

The year saw Legend successfully leverage its strong brand and transfer its deep management experience in the computer industry to the mobile handset business, a move which helped to establish management and operational systems for this new business. Expansion of product lines and sales and distribution networks were a primary emphasis over the year. Since its first product launch last June, Legend has developed over ten mobile handset models, including GSM and CDMA handsets, and also rolled out colour-screen handsets in November last year. Boasting trend-setting

年內，聯想成功移植聯想品牌效應和電腦業務管理經驗至移動電話業務，迅速形成管理運作體系，並以擴展產品線及分銷網為重點工作。自去年6月首次推出產品以來，聯想目前共有超過10款移動電話，其中包括GSM及CDMA制式的移動電話，並於去年11月發佈彩屏產品。聯想移動電話外形時尚，加上配以和弦鈴聲，獲得市場歡迎。其中「聯想G808」以其40和弦鈴聲及亮麗外形，





designs and popular polyphonic ring tones, Legend's handsets were very well received by the market. Among all the models, "Legend G808" with its streamlined design and 40-chord ring tones has made itself a market favourite and earned a 4% market share amongst mobile handsets selling for the range of RMB2,500 to 3,000. Legend also set up bases in Shanghai and Xiamen to nurture its research and development capabilities, while continuing close cooperation with overseas companies such as Texas Instruments in the creation of products based on self-developed technologies.

成為市場亮點，在2,500至3,000人民幣價位的市場佔4%份額。此外，聯想在上海和廈門設立專門機構，繼續培養研究開發力量，並積極與德州儀器等國外先進廠商合作，發展以自有技術為基礎的產品。

Legend Launches its First Technological Innovation Convention, "Legend World 2002"
首屆「聯想技術創新大會」召開



Legend has achieved highly positive results since it debuted the strategy of technological innovation a year ago. "Legend World 2002" showed Legend's visions, strategies and the exciting results it has achieved.

"World" was a premier event within the IT and telecommunications industry. Previous hosts included renowned IT enterprises such as IBM, Intel and Oracle. Legend was the first Chinese IT enterprise to host this kind of world-class convention.

"Legend World 2002" took place in December in Beijing. Legend introduced its visionary concept for the future of technological development and applications, its Collaborating Applications project, as well as its strategies for implementing Collaborating Applications. The Group's portfolio includes: (1) Collaborating Applications for personal information terminal devices; (2) Collaborating Applications for corporate IT systems; and (3) Collaborating Applications for communal (including commercial and public community) information systems.

Over 5,000 domestic and overseas guests attended the convention, including representatives from the Chinese government, respected tertiary education institutions, and internationally renowned IT corporations such as Microsoft, Intel, Oracle, and Texas Instruments. "Legend World 2002" opened up Legend's "Technology Era", and was an important milestone on Legend's path to technological innovation.

聯想提出技術創新策略一年多後，取得了階段性成果。聯想藉著舉辦「聯想技術創新大會」，向外界展示在技術上的願景、戰略和成果。

「World」是IT領域里的世界級技術盛會，世界著名的IT企業包括IBM、英特爾及甲骨文都曾舉辦，聯想是首家舉辦「World」的中國企業。

聯想技術創新大會於去年12月在北京舉行，聯想提出對未來技術及應用發展趨勢的前瞻性理念—「關聯應用」，和實現「關聯應用」的技術戰略，即：(1)關聯個人信息終端設備；(2)關聯企業信息應用；及(3)關聯社會信息服務。

超過5,000位中外來賓親臨這個盛會，包括國內的政府高官、學術權威，也有國際著名科技企業如微軟、英特爾、甲骨文及德州儀器等。聯想技術創新大會開創了聯想的「技術元年」，是聯想在技術創新之路上一個里程碑。

Legend has established sales and distribution channels in a number of provinces and adopted a sales and marketing model targeted at different regions. Cooperation with large-scale nationwide distributors has also begun. The Group has been actively providing training to sales personnel at its retail outlets, and has now created a nationwide sales network with over 3,000 retail points and a network of 26 service centres in China.

在渠道建設方面，聯想已在全國範圍內建立了省級分銷渠道和以區域為重心的營銷模式，並開展與全國性大包銷商的合作，同時加強渠道的管理，積極培訓終端店面的專業推銷人員，初步形成了包括超過3,000家分銷商、覆蓋全國的銷售網絡。在服務網絡方面，已在全國建立了26個中心站。

Driven by industry-specific applications, the pocket PC market sustained relatively rapid growth in 2002. On the other hand, lacking key new applications to drive demand, growth momentum of the PDA market has slowed. By comparison with last year, sales of Legend's electronic dictionaries have grown threefold, further solidifying the Group's strong position in the handheld device market.

2002年掌上電腦市場受益於行業應用市場的拉動，銷量繼續保持較高的增長速度，但是PDA市場由於缺乏關鍵應用刺激需求，欠缺增長動力。聯想電子辭典產品銷量即較去年上升三倍，鞏固了聯想在手持設備市場的地位。

IT Service Business

The Chinese government has actively promoted informatisation, and the Chinese enterprises found it increasingly important to enhance competitiveness through investing in IT infrastructure. Under this environment, Legend firmly implemented its strategy of service transformation. Following mergers and acquisitions, the Group's IT service business adopted a "Three-horizontal and Four-vertical" structure, with infrastructure platforms, horizontal applications, operations outsourcing representing the "three-horizontal" and telecom, finance, government and manufacturing forming the "four-vertical". Services offered include consultation, implementation, systems integration and outsourcing.

IT服務業務

中國政府大力倡導信息化，國內企業也迫切需要通過IT手段提高自身競爭力。聯想在2002/03財年堅定落實服務轉型戰略，IT服務業務通過迅速購併和引進，基本完成「三橫四縱」的業務佈局，即基礎平台、水平應用、營運支持的「三橫」及以電信、金融、政府及製造為目標行業的「四縱」，服務範圍涵蓋IT諮詢、應用實施、系統集成及運營外包。



Following its acquisition of Han International Consulting Company Limited and forming of a joint venture with AI Software Company Limited, in October last year Legend signed a Memorandum of Understanding to acquire the business and assets of China Weal Business Machinery Company Limited, a major telecom systems and network integrator in China. Legend Chinaweal System & Service Company Limited was then formed in December, marking Legend's official entry into the telecom IT service market. The first part of the agreed consideration amounted to about HK$60 million. The remaining amount will be tied in with the financial performance of the new company over the coming few years but the total consideration will not exceed HK$220 million.

繼去年收購漢普國際諮詢有限公司及與智軟電腦系統開發有限公司成立合資公司後，聯想於去年10月簽署投資備忘錄，收購國內實力最強的通訊系統和網絡集成商之一中望商業機器有限公司的重要業務及資產，並於12月正式成立聯想中望系統服務有限公司，進軍電信IT服務市場。聯想第一期支付收購金額約港幣6,000萬元，其他代價與新公司未來幾年的業績掛鉤，總代價不超過港幣2.2億元。

Contract Manufacturing Business

The worldwide motherboard market continued to suffer sluggish growth in 2002, with growth rate fell below the earlier expectation. Though the market achieved small growth, the competitive pricing strategies initiated by larger manufacturers created immense pressure and impacted strongly on smaller players. Unit shipment of Legend's QDI motherboards amounted to approximately 3.25 million units, slightly lower than last year's number.

To take full advantage of its R&D capabilities in the field of motherboard technology, Legend set up a printed circuit board assembling design centre to provide design and technological support for its full range of motherboard products.

合同製造業務

2002年全球主機板市場的增長繼續放緩，增長率低於年初的預測。雖然市場總體比去年同期有小幅增長，但一些一線廠商採取激進的價格競爭策略，對二線廠商造成極大的衝擊。聯想QDI主機板在年內的銷量約為325萬塊，略低於去年的銷量。

為了充份發揮集團主機板業務的技術研發能力，年內成立了板卡設計中心，為集團全線產品提供板卡設計與技術服務。


nnovative and
Energetic
創新
有活力



Legend constantly urges its people to try new approaches in order to both create the driving forces for growth and stay competitive. By developing new technologies and leveraging them to stimulate new innovations, Legend is able to both quickly understand customers' needs and offer complete and cutting-edge solutions to them.

聯想不斷嘗試新方法及新事物，超越求進，在企業內部形成持續發展的推動力，造就競爭優勢。集團致力靈活及迅速地發掘和滿足客戶需求，通過技術積累及創新，不斷推出獨特的、富時代感的產品及服務。

FINANCIAL REVIEW

財務回顧

SUMMARISED FINANCIAL RESULTS 業績概要

		2003	2002	2002
			Actual 實際	Proforma 備考
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Turnover	營業額	**20,233,290**	20,853,254	19,267,384
EBITDA	除利息、稅項、折舊及攤銷前經營溢利	**1,174,720**	1,008,938	972,580
Profit attributable to shareholders before gain/loss on disposal of investments	扣除出售投資損益前股東應佔溢利	**1,043,954**	880,660	862,217
Profit attributable to shareholders	股東應佔溢利	**1,017,152**	1,044,900	1,026,457
Dividend per share (HK cents):	每股股息(港仙):			
- interim dividend	一中期股息	**1.8**	1.5	1.5
- proposed final dividend	一擬派末期股息	**3.0**	3.6	3.6
- proposed special dividend	一擬派特別股息	**5.2**	-	-
Earnings per share (HK cents):	每股盈利(港仙):			
- basic	一基本	**13.55**	13.86	13.61
- fully diluted	一全面攤薄	**13.54**	13.79	13.55

Compared to the proforma result from last year, the Group recorded an increase of 5.0% in turnover to HK$20,233 million and the gross profit margin increased from 13.70% to 14.82%. As the gross profit of the Group continued to improve and the management adopted effective control on the operating cost, EBITDA increased by 16.4% (compared to 2002 actual figures) or 20.8% (compared to 2002 proforma figures) to HK$1,175 million.

與去年的備考業績比較，本集團錄得營業額上升5.0%至港幣202.33億元，毛利率由13.70%增至14.82%。由於本集團的毛利率持續上升及管理層推行有效的控制經營成本措施，除利息、稅項、折舊及攤銷前溢利上升16.4%(與二零零二年實際數字比較)或20.8%(與二零零二年備考數字比較)至港幣11.75億元。

Profit attributable to shareholders for the year reached HK$1,017 million, the basic earnings per share was 13.55 HK cents; fully diluted earnings per share was 13.54 HK cents. Excluding the effect of the losses/gains on disposal of investments, the profit attributable to shareholders increased by HK$163 million (compared to 2002 actual figures) or HK$182 million (compared to 2002 proforma figures) to HK$1,044 million, representing an increase of 18.5% and 21.1% respectively.

年內的股東應佔溢利為港幣10.17億元，每股基本盈利為港幣13.55仙；而每股全面攤薄盈利為港幣13.54仙。撇除出售投資的虧損／收益造成的影響，股東應佔溢利則增加港幣1.63億元（與二零零二年實際數字比較）或港幣1.82億元（與二零零二年備考數字比較）至港幣10.44億元，即分別增加18.5%及21.1%。

TURNOVER AND CONTRIBUTION 營業額及盈利貢獻

		2003		2002	
		Turnover 營業額 HK$'000 港幣千元	**Contribution to operating profit 盈利貢獻 HK$'000 港幣千元**	Turnover 營業額 HK$'000 港幣千元	Contribution to operating profit 盈利貢獻 HK$'000 港幣千元
Corporate IT business	企業IT業務	**10,803,311**	**744,153**	10,077,796	573,077
Consumer IT business	消費IT業務	**6,822,633**	**363,527**	7,400,769	234,335
Handheld device business	手持設備業務	**1,440,328**	**29,017**	216,434	(18,906)
IT service business	IT服務業務	**183,800**	**(61,405)**	–	–
Contract manufacturing business	合同製造業務	**983,218**	**8,554**	1,533,864	147,901
Others	其他	**–**	**–**	1,624,391	(14,942)
Amortisation of goodwill	商譽攤銷	**–**	**(7,463)**	–	–
(Losses)/Gains on disposals of investments	出售投資之(虧損)/收益	**–**	**(26,802)**	–	164,240
Total	合計	**20,233,290**	**1,049,581**	20,853,254	1,085,705

During the year, sales of servers and notebook computers increased and application solutions to small and medium sized enterprises were further expanded. The turnover of corporate IT business recorded an increase of 7.2% and the profit contribution increased by 29.9%.

年內，服務器及筆記本電腦的銷售額均有所增加，而中小企業的應用方案亦進一步擴大。企業IT業務的營業額錄得7.2%的增長及盈利貢獻亦上升29.9%。

Although the turnover of consumer IT business dropped by 7.8%, the profit contribution showed an increase of 55.1% due to an improved margin.

儘管消費IT業務的營業額下跌7.8%，但因邊際毛利有相當的改善，盈利貢獻因而取得55.1%的增長。

The Group launched the mobile handset business during the year, turnover in handheld device business saw a 5.7 times increase over last year's figure. The contribution also turned from a loss of HK$19 million to a profit of HK$29 million.

鑒於本集團於年內開展移動電話業務，手持設備業務的營業額因而較去年大幅增長超過5.7倍。盈利貢獻亦由虧損港幣0.19億元轉變至溢利港幣0.29億元。

During the year, the Group acquired the IT service business from China Weal Business Machinery Co. Ltd. and further expanded the scope of IT service business. For the year, the IT service business recorded a turnover of HK$184 million and a loss of HK$61 million.

年內，本集團收購中望商業機器有限公司的業務，並進一步拓展IT服務業務範圍。全年IT服務業務的營業額共錄得港幣1.84億元，而虧損則為港幣0.61億元。

Due to a sluggish motherboard market and the disposal of the printed circuit board business by the Group in January 2002, the turnover of contract manufacturing business decreased by 35.9% and the profit contribution dropped to HK$9 million.

鑒於主機板市場增長放緩及本集團於二零零二年一月已出售線路板業務，合同製造業務的營業額下跌35.9%，而盈利貢獻亦降低至港幣0.09億元。

Other businesses of last year mainly represented the results from Digital China Holdings Limited and its subsidiaries ("DCHL Group") and the Internet business. The DCHL Group was spun off from the Group in June 2001 and the Internet business was shifted to a jointly controlled entity in October 2001.

去年的其他業務主要為神州數碼控股有限公司及其附屬公司(「神州數碼集團」)及互聯網業務的業績。神州數碼集團已於二零零一年六月從本集團分拆，而互聯網服務則於二零零一年十月轉移至一間共同控制實體。

Losses on Disposals of Investments

The Group recorded a net loss on disposal of investments of HK$27 million during the year. The loss was mainly caused by disposal of Yestock Limited, an associated company, which amounted to HK$34 million while the sales of investment securities recorded a gain of HK$7 million.

出售投資之虧損

年內，本集團錄得港幣0.27億元的出售投資虧損淨額。主要是因為出售一家聯營公司Yestock Limited引致虧損港幣0.34億元，而出售證券投資則錄得港幣0.07億元的收益。

Taxation

The Group's effective tax rate for the year was 2.53% and for the year 2002 was 2.13%. The Group will continue to adopt effective tax planning strategies for the operation in the future.

稅項

本集團於年內的有效稅率為2.53%，而二零零二年則為2.13%。本集團將繼續為業務經營採用有效的稅務籌劃。

Dividends

The Group has maintained a consistent dividend policy. The interim dividend paid during the year was 1.8 HK cents per share for a total amount of HK$135 million and the final dividend is proposed to be 3.0 HK cents per share for a total amount of HK$224 million. After considering the Group's cash position and the needs for business development, the Directors also proposed a special dividend of 5.2 HK cents per share for this year for a total of HK$388 million.

股息

本集團採取一貫的股息分派政策。年內已派付的中期股息為每股港幣1.8仙，總金額為港幣1.35億元，而擬派末期股息將為每股港幣3.0仙，總金額為港幣2.24億元。在考慮集團的現金狀況及業務增長需要後，董事會同時建議本年派發特別股息每股港幣5.2仙，總金額為港幣3.88億元。

Significant Investments and Acquisitions

During the year, the Group invested HK$295 million in fixed assets and construction-in-progress which were mainly located in Chinese mainland. The Group also spent approximately HK$394 million for investments mainly connected with the expansion of handheld device business and IT service business, etc.

In the coming year, the Group expects to spend approximately HK$1 billion for capital expenditure for the development of new businesses, research and development and other general purpose capital expenditure. The funding is expected to be generated from its existing business.

重要投資及收購

年內，本集團投資港幣2.95億元購置固定資產及主要位於中國大陸的在建工程。本集團亦動用約港幣3.94億元拓展手持設備業務及IT服務業務等。

集團預計明年將動用約港幣10億元作資本支出，主要包括拓展新業務、研發及一般資本開支。所需資金將可源自現有之業務。

Liquidity and Financial Resources

As at 31st March 2003, total assets of the Group was HK$6,756 million which was composed of shareholders' fund of HK$4,189 million, minority interests of HK$60 million and current liabilities of HK$2,507 million. The current ratio of the Group was 2.1.

The Group had a solid financial position and maintained steady cash flow from its operating activities. As at 31st March 2003, cash and bank balances of the Group were HK$2,808 million. The balances consisted of about 35% in Hong Kong dollars, 38.5% in US dollars, 26% in Renminbi and 0.5% in other currencies.

Although the Group has been in a very strong cash position, credit facilities have nevertheless been put in place for contingency purposes. As at 31st March 2003, the Group's total available credit facilities amounted to HK$2,620 million, of which HK$938 million was in trade line, HK$720 million was in short term and revolving money market facilities and HK$962 million was in foreign exchange contract. As at 31st March 2003, the facility drawn down was HK$414 million bills payable and the foreign exchange contracts used was HK$46 million.

There was no outstanding bank loan as at 31st March 2003 and there were no assets held under finance lease during the year and at the year end.

The Group consistently adopted a hedging policy for business transactions to minimise the risk of fluctuation from exchange rates. Foreign currency exposures were mainly the trade receivables from the business in Europe. As at 31st March 2003, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$46 million.

流動資金及財政資源

於二零零三年三月三十一日，集團之總資產為港幣67.56億元，其中股東資金為港幣41.89億元、少數股東權益為港幣0.6億元及流動負債為港幣25.07億元。集團之流動比率為2.1。

集團之財政狀況穩健，並從營運活動中維持強勁及穩定之現金流。於二零零三年三月三十一日，集團之現金及銀行結餘為港幣28.08億元，其中港幣佔35%、美元佔38.5%、人民幣佔26%及0.5%為其他貨幣。

儘管集團一直持有充裕現金，但仍保持銀行之綜合信用額度以備不時之需。於二零零三年三月三十一日，集團可動用之總信用額度為港幣26.2億元，其中，港幣9.38億元為貿易信用額度、港幣7.2億元為短期及循環現金透支，而港幣9.62億元則為外匯合約。於二零零三年三月三十一日，已動用的貿易信用額度為港幣4.14億元，外匯合約為港幣0.46億元。

於二零零三年三月三十一日，集團並無尚未償還之銀行貸款。於年內及年末，集團並無以財務租約持有資產。

本集團繼續採用對沖政策，以減低因外幣滙率變化而對一般商貿活動所造成的影響。外匯風險主要為歐洲業務之應收貿易款項。於二零零三年三月三十一日，集團未完成之遠期外滙合約及幣種變換總金額為港幣0.46億元。



Contingent Liabilities

The Group had no material contingent liabilities as at 31st March 2003.

或然負債

於二零零三年三月三十一日，本集團沒有重大的或然負債。

Employees

As at 31st March 2003, the Group had a total 9,705 employees, 9,572 of whom were employed in Chinese mainland and 133 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, discretionary bonus program, and share option scheme, which are determined according to the performance of the Group and individual employee. In order to improve the quality of the staff, the Group provides job rotation, in-house training and external training courses to the staff. The Group also provides benefits such as insurance, medical and retirement contribution funds. These policies are reviewed regularly to ensure they remain competitive and appropriate.

員工

於二零零三年三月三十一日，集團共聘用9,705名僱員，其中9,572名受僱於中國大陸，而133名則受僱於香港及海外。

集團因應業績及員工表現實施酬金政策、酌情花紅及購股權計劃。為改善員工質素，集團亦有為員工提供崗位輪換、內部培訓及外部訓練。集團同時亦提供員工福利，如保險、醫療及退休金供款等，並會不時檢討該等政策以確保競爭力及配合公司需要。


Superior
Professional
Services
優質專業
服務



Listening to our customers patiently and carefully, Legend can firmly understand their needs and offer comprehensive solutions. As a result, Legend wins excellent reputation by not only adding significant values to our customers, but also exceeds their expectations.

聯想耐心聆聽客戶的聲音，注重客戶體驗，準確把握客戶需求，通過完善的體系、專業的人才、豐富的經驗來服務客戶，為客戶創造出更多的價值，達至超出期望的結果，建立卓越的服務信譽。

FUTURE PROSPECTS

China's economy shows strong fundamentals in 2003. The Chinese government is placing great emphasis on informatisation, and its active fiscal policy will foster further growth in the IT market. And with personnel changes within the government now completed, government purchases are expected to continue to stimulate the corporate IT market. Although the outbreak of SARS may cause short-term disruption in certain Chinese provinces and cities, once the situation is brought under control the corporate and consumer markets should soon return to normal.

In order to maintain sustainable long-term growth in the future, the Group will pursue the strategy of "Three-tier Business". The first tier is the core business, including commercial and consumer desktops. The second tier is the growth business, including notebooks, servers, mobile handsets, peripheral equipment, network security and digital products. The third tier is the seed business, including

未來展望

2003年中國經濟基本因素良好。中國政府高度重視信息建設及積極的財政政策將有助IT市場增長。另外，政府換屆已經完成，預計政府採購將繼續刺激企業IT市場。雖然非典型肺炎肆虐對中國一些省市可能會造成短期干擾，由於IT設備及服務是耐用品，相信在疫情得到控制後，企業採購及消費市場會回復正常。

為更好的促進集團長遠的持續增長，新財年集團採取三層業務劃分的經營戰略：即(1)核心業務－包括商用、家用台式電腦等；(2)成長業務－包括筆記本、服務器、移動電話、外圍設備、信息安全、數碼業務等；(3)種子業務－包括IT服務、高



Legend Joins Hands with Distributors to Grasp New Business Opportunities in e-Education
聯想與分銷商攜手抓住教育電子化商機

Since the Chinese government began actively promoting e-education in 2000, most educational institutions around the country have reacted positively. Legend's existing strong positioning in the education sector has helped it acquire numerous orders for e-education applications. One successful example was a contract concluded with Anhui province worth over RMB100 million.

The Anhui Education Department commissioned Legend and its largest agent in Anhui, Hefei Anlian Computer Co., Ltd. ("Anlian") to establish 510 e-classrooms in the province, providing 30,000 desktop computers, 510 servers, and 510 sets of "Qitian Parasaga e-classroom Software".

Winning this contract owed much to Legend's ability to provide sophisticated classroom network solutions, some of which were jointly developed by Legend and Anlian. Legend's excellent channel management also created strong customer confidence in its ability to successfully implement the project. And Legend's extensive network of authorised maintenance centres spread across Anhui province was a guarantee to speedy and reliable maintenance service.

With Legend's help, Anlian successfully borrowed the capital required for the project from International Far Eastern Leasing Co., Ltd. The project has not only set a new model for the "School Link" project, it also has created a new sales approach. The success and significance of this project carried beyond the financial gains for the Group.

中國政府於2000年開始大力倡導教育電子化，各省市教育機構紛紛響應。聯想在教育行業有良好基礎，取得多項大單。去年4月安徽省與聯想簽訂了上億人民幣協議，便是其中一個成功例子。

安徽省教育廳委托聯想及其在安徽最大的代理商－合肥安聯電腦公司(「安聯」)共同承建510間電子教室，提供30,000台電腦、510台服務器及510套聯想「啟天傳奇電子教室軟件」。

聯想和安聯能取得這項大單，是因為聯想提供成熟的電子網絡教室解決方案，軟件部份由聯想和安聯共同開發。聯想完善的渠道管理體系亦增添客戶對實施的信心。聯想授權維修站遍佈安徽，能提供快速服務。

在聯想的協調下，安聯通過向遠東國際租賃有限公司融資，順利解決了該項目的資金。這個項目開創了實施「校校通」的新模式，創造了新的銷售模式，對聯想而言它的意義遠超項目本身的價值。

lenovo联想

IT service, high performance server and storage products. Through setting different key performance benchmarks for the three businesses, the Group effectively allocates its resources by matching business objectives with performance review and incentive programs. The Group expects that the growth business and the seed business to develop rapidly in mid-term and long-term respectively and gradually transform into core business and generate stable growth.

性能服務器、存儲等。集團通過設立三層業務不同的戰略目標及經營指標、相應的資源投入及考核激勵計劃。集團期望成長、種子業務分別在中期、長期快速增長，逐步轉化成為核心業務，為集團的創造持續穩定的增長。

Legend has initiated a number of strategies and targets for the coming year. Apart from maintaining profit growth, the Group plans to accelerate its business development. It will also continue to pursue its transformation strategy, strengthen its ability to provide quality professional services and speed up the pace of its technological innovations.

未來一年，聯想的策略目標包括：在保持利潤穩定增長的基礎上，實現業務快速增長。集團將繼續致力推進戰略轉型，強化優質專業服務能力，加速技術創新的市場轉化。

A number of research institutions believe that the rate of development in China corporate IT market will accelerate and lead to a unit shipment growth of around 20% in 2003. The Group expects that demand for IT in the education and government sectors in particular will maintain high growth, given the Chinese government's extensive investment in major IT projects (e.g. its 12 "Golden Series" projects) and e-government facilities, and the continued investment in IT by educational institutions. Telecommunications and insurance industries are increasing their IT investments to stay competitive and, thus will stimulate corporate demand. The Group is optimistic that it will see strong growth in the China's overall corporate IT market during 2003.

多家調研機構預計，2003中國企業IT市場將加速，銷量可望20%左右的增長。由於2003年中國新一屆政府將對重點業務工程(如12項「金系列」工程)和各地電子政務進行大量的資金投入，同時教育機構繼續保持在IT投資的力度，集團預期IT需求在教育和政府行業仍然保持較高的增長，同時隨著電信、保險等行業IT投資不斷回升，企業面對市場競爭導致對IT需求的不斷增強，集團對2003中國企業IT整體市場的強勁需求持樂觀態度。

The Group expects the promotion of informatisation in government, education and other industries to stimulate higher demand for servers. Legend's "Deepcomp 2600", making use of advanced Collaboration Applications technology, is expected to stimulate growth in unit shipment and improve gross profit in the high-end commercial server arena. The notebook market should also perform well in the coming year, as manufacturing costs come down, systems improve, and wireless applications become more popular. Competition will be focused on a company's ability to understand customer needs and on the extent of its service capabilities. Legend will go extra miles in promoting sales through solutions and services in 2003, at the same time strengthening its customer relations and bolstering its market influence.

集團預期政府、教育以及各種行業信息化建設的推進使服務器需求繼續保持較大的增長。在高單價和高利潤的高端商用服務器領域，集團預期採用關聯應用技術的「深騰2600」將帶動銷售的成長和毛利的進一步改善。隨著筆記本成本進一步降低，無線移動應用普及以及系統整體性能的改善，筆記本市場在2003財年會有不俗的成長。在2003財年，各廠商的競爭更多體現在對垂直行業客戶需求認知、整體服務能力的競爭。 集團在2003財年將進一步加大方案營銷和服務轉型的力度，推動應用方案和服務來拉動銷售，加強客戶關係，擴大市場影響力。

Rapid growth in the Chinese economy has speeded up the pace of urbanisation, in turn leading to a surge in demand for home PCs in newly emerging cities. Computer use in major cities has also increased in the past few years, and urban

中國經濟快速增長加快城市化步伐，新興城市對家用電腦需求日增。大城市家用電腦普及率近年不斷上升，同時大城市二次購買需求顯著。預計

consumers are now increasingly looking to purchase a second computer. Legend expects the home PC market to continue its double-digit growth into 2003. The Chinese government's intensive promotion of computer education in secondary and primary schools over the past two years is leading to a rapid increase in demand for home PCs by students. Chinese consumers are also showing strong interest in digital products, and in particular digital cameras, a trend that should also stimulate consumer demand for computers. Legend's successful business framework for digital arena helps to stimulate the sales of PCs. Furthermore, a number of recent developments in the market have benefited sales of branded PCs. The Chinese government's commitment to crack down on tax invasion and strengthen the system for collecting value-added tax, for example, has prompted an increased tendency to opt for branded computers rather than white box computers. To prepare for future competition and cater for second purchases and the specific "Learner" market segment, Legend plans to tailor specific product lines, services and marketing activities to related markets.

2003年中國家用電腦市場將繼續保持雙位數增長。此外，經中國政府過去兩年大力推進中、小學電腦教育，預期學生市場對家用電腦的需求會快速增加。近年中國消費者對數碼產品尤其是數碼相機的興趣大增，亦會刺激消費市場對電腦的需求，聯想在數碼領域的成功佈局會有力推動電腦銷量。另外，近期市場上的一些新發展也有利於知名品牌電腦的銷售。例如，中國政府積極打擊逃稅，加強增值稅徵收制度，將進一步減低雜牌機對品牌電腦的衝擊。聯想為了應對下一步競爭，將針對二次購機和「學習型」用戶細分市場，推出產品服務及相應的市場推廣活動。

Consumers recently have sent out strong purchasing signals in the digital products arena, especially for digital cameras. Analysts estimate that sales of digital cameras in China will double year on year, with shipment reaching four million units in 2005. Leveraging its strong competitive edge in the consumer market, Legend expects to boost sales of its digital cameras considerably.

在數碼產品方面，消費者購買意願強烈，其中以數碼相機為主。市場預期中國數碼相機銷量將以每年100%的速度增長，2005年將達400萬台。聯想會利用本身在消費市場的強大優勢，大力推廣數碼相機的銷售。

Mobile handset users will also continue to grow in 2003. Mobile handsets with colour screen and multimedia messaging service (MMS) will drive consumer demand, helping sales to maintain double-digit growth. The Group will continue to place strong emphasis on developing its mobile handset business, which is forging increasingly powerful synergies with Legend's existing businesses. In the coming year, the Group's major goals for its mobile handset business are to expand its existing product lines, strengthen existing channels for mobile handset sales, enlarge the scale of its business and build up its core competitiveness, thus ensuring healthy long-term development.

2003年中國移動電話用戶將繼續增長，彩屏移動電話及多媒體信息服務(MMS)亦會帶動消費者對移動電話的需求，移動電話銷量將保持雙位數的增長。由於移動電話與聯想現有業務有愈來愈多的協同性，管理層將繼續高度重視移動電話業務。未來一年的重點工作是擴展移動電話產品線及強化渠道建設，加快擴大移動電話業務的規模及培養核心競爭能力，確保集團移動電話業務健康和持久地發展。

Legend will develop its handset business with four major design trends in mind. It will pay great attention to: (1) trendy look with folder style, light and thin; (2) colour application supporting MMS; (3) entertainment feature with camera or polyphonic ring tones; and (4) m-commerce application that allows data processing anytime anywhere. These developments will bring the innovative and energetic nature of Legend's mobile handset business to the spotlight, complementing its existing standards of high quality and advanced technology.

聯想在未來一年將以國內移動電話市場四個流行趨勢為指導： (1)時尚應用－以折疊外觀設計及機身輕薄為主；(2)彩色應用－支援多媒體信息服務(MMS)；(3)娛樂應用－備有攝像頭及和弦鈴聲；(4)商務應用－可隨時地處理信息。在高質和高技術的基礎上，突出聯想移動電話創新有活力的特性。



The handheld device market is expected to maintain healthy growth next year, with pocket PCs and wireless terminals being the main market drivers. Legend will further expand existing product lines and aggressively explore wireless applications in 2003.

在手持設備方面，預計未來一年市場繼續保持健康增長趨勢，其中掌上電腦及無線終端設備將成為市場主流。2003年聯想將進一步豐富現有產品線，積極拓展無線應用。

The IT service market for China's telecom industry has very bright prospects. Data from various research institutions indicate that market value is expected to reach US$6 billion in 2003 and a CAGR of 20% to 30% over the next five years. Market revenue is expected to reach US$15 billion in 2007, with telecommunications, finance, government and manufacturing sectors accounting for 70% of the market.

中國的IT服務市場潛力巨大。綜合各市場研究公司的分析數據，2003年中國的IT服務市場規模在60億美元左右，預計未來五年中國IT服務市場將以20%至30%年複合增長率增長，市場規模於2007將達到150億美元。其中電信、金融、政府和製造仍然是 IT服務最大的需求來源，佔市場份額的70%。

Legend is committed to enhancing its ability to provide quality professional services in future. Building on its "Three-horizontal and Four-vertical" strategic framework, the Group will continue to drive rapid expansion through acquisitions. To meet the strong informatisation demands of the market, Legend has formed partnership with Oracle and Sun Microsystems to jointly launch informatisation management solutions for growing enterprises. Legend has already established a significant competitive edge in the network security business, and is aiming to accelerate its business growth in this area. Its emerging IT service business will focus in the coming year on reinforcing its core competence, improving its project management and building an elite human resources system and corporate culture as required by the nature of service business.

未來一年聯想將以提高優質專業服務能力為重點，基於「三橫四縱」的業務佈局積極並穩妥地拓展業務，繼續通過購併快速擴張。為配合市場上成長型企業對信息化的旺盛需求，聯想聯合甲骨文和Sun Microsystems 公司，三方共推成長型企業管理信息化解決方案。由於聯想的信息安全業務已在行業內確立優勢，未來一年這項業務以實現快速增長為目標。作為集團的一項新興業務，IT服務業務未來還將著重於加強基礎能力建設，提高項目管理能力，建立適合IT服務業務的人力資源和文化管理體系。

The worldwide motherboard business looks set to encounter further stern challenges in 2003. Large manufacturers will continue to place intense pressure on smaller ones, both in terms of market share and pricing. In the face of such intense market competition, Legend is developing new and diverse business operations to consolidate its position in the motherboard market.

預計2003年全球主機板市場仍然充滿挑戰，二線廠商在市場份額和價格方面將繼續面臨來自一線廠商的巨大壓力。面對激烈的市場競爭，聯想將發展多元化經營和開發新業務，以穩固主機板市場的地位。

In conclusion, although China's IT industry still faces a number of challenges in the coming year, Legend's management is confident about the Group's prospects, particularly as it proceeds in implementing its strategy of technological innovation and service transformation. The Group's thorough understanding of the China market and its excellent management and execution capabilities will help it capture both new and existing market opportunities, bringing sustainable healthy returns to its shareholders.

總括而言，儘管未來一年中國IT行業仍會面對很多挑戰，管理層基於聯想技術創新及服務轉型策略的進一步實施，憑借對中國市場的深入理解，以及卓越的管理系統和執行能力，對新年度的業務前景充滿信心，並且不時把握市場各種機會，為股東帶來更好的回報。


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Legend has committed itself to constantly upgrading products for customers through integrating cutting-edge technologies with highly user-friendly systems and designs. Aiming for simplicity, Legend works to provide clear, efficient services that will bring customers a sense of ease and convenience, whether at the level of pre-sales consultation, purchasing, use of the IT equipment, or after-sales services.

聯想多年來一直秉承讓用戶用得更好的產品開發理念，致力將高新科技融合於人性化的產品設計中，化繁為簡，讓客戶從售前諮詢、售中購買、使用過程和售後服務都能享受高效的工作體驗，帶來最便捷及最輕鬆的生活感受。

China's IT market growth was not yet fully back on track last year, at a time when Legend had just begun to expand its mobile handset and IT service businesses. Investors were concerned about the growth of the Group's core computer business, the development of its new businesses and the implementation of its technological innovation and service transformation strategies. Fully understanding the concerns and needs of investors, the Group has particularly focused on addressing these potential concerns in its investor relations work last year.

去年，中國IT市場增長仍未完全回復，同時聯想正式開始拓展移動電話及IT服務業務，投資者最關心的是聯想的核心電腦業務增長趨勢能否保持，新業務的開展是否順利，以及聯想技術創新和服務轉型兩個策略的實施情況。聯想充份了解投資者的擔憂及需要，去年在投資者關係方面的重點工作便是加強與投資者在於這幾方面的溝通。

The Group took a number of approaches to communicate to the investment community, including meetings with investors, attending investor conferences, organising audio conferences and roadshows. The Group outlined the growth momentum of China's consumer and commercial PC markets, explained how Legend was maintaining its competitive edge, analysed the growth potential of China's mobile handset and IT service markets, and indicated the competitive advantages enjoyed by local Chinese brands in the China market. Apart from the traditional ways of communications, the Group also gave analysts the first-hand experience to witness the outcome of its work in technological innovation, through participation in the five-day "Legend World 2002".

聯想通過日常與投資者的會面、投資者論壇、電話會、路演等，向投資者闡述中國家用及商用電腦市場的增長動力，聯想在市場競爭上如何保持優勢，並且向投資者介紹中國移動電話市場及IT服務市場的增長潛力，以及本地品牌在中國市場的優勢。除了通過這些慣用的溝通方式外，聯想藉著舉辦「聯想技術創新大會」，安排分析員參與連續五天的活動，讓他們親身見證聯想在實行技術創新策略以來的成果。

Last year, the Group participated in 10 investor forums organised by securities companies, organised three roadshows in Hong Kong, two overseas roadshows, 17 audio conferences, 280 meetings with investors and 31 visits to production plants, showrooms, and call centres. Legend continued to stay in touch with individual and overseas investors through its

集團去年共參加了10個由證券公司舉辦的投資者論壇，舉行了3次香港路演、兩次國際路演、17次電話會議，與投資者會面共280次，並安排了31次廠房、產品展廳、呼叫中心等設施的參觀。聯想繼續通過網站與個人投資者及海外投資者保持溝通。除

investor website and Quamnet (http://www.quamnet.com), a well known financial website in Hong Kong. During the year, the Group improved its investor website by making modifications to webpage design, textual content and arrangement, all designed to better meet users' needs. Following Legend's change of English brand name, the domain name of its English-language investor website was also changed to http://www.lenovo.com.

了繼續採用香港著名財經網站華富財經(http://hk.quamnet.com)外，聯想專為投資者而設的英文網站亦進行了改版，務求令瀏覽者使用時更方便。聯想英文網站在版面設計、資料內容及編排方面均作出改革，內容更切合用者需要。此外，隨著聯想引用新的英文品牌名稱，公司英文投資者網站的地址亦已更改為 http://www.lenovo.com。

Legend's enhancement of investor relations and corporate governance led the Group to receive high recognition from investors. In *Asiamoney*'s 2002 investor poll, Legend was voted "Best Managed Company in China", as well as "Best Investor Relations", "Best Company Strategies", "Best Financial Management", "Best Operational Efficiencies", "Best Interests for Minority Shareholders", "Most Accessible Top Management" and "Best Communications with Shareholders/Investors". In this year's *FinanceAsia* annual awards held in April, Legend was also ranked first in the "Best Investor Relations" and "Best Corporate Governance" categories.

聯想在促進投資者關係及提高公司治理水平方面獲得投資者讚揚。去年聯想在《亞洲貨幣》雜誌的2002年投資者意見調查中，獲選為「中國最佳管理公司」、「最佳投資者關係」、「最佳公司策略」、「最佳財務管理」、「最佳運營效率」、「最佳少數股東待遇」、「接觸高級管理層的機會」及「與股東/投資者溝通」各項的第一名。在今年4月《FinanceAsia》雜誌一年一度的評選中，聯想獲得「最佳投資者關係」及「最佳公司治理」第一名等獎項。

The Group greatly appreciates the positive feedback on its investor relations work. In the future, Legend will continue to seek out new ways to enhance investors' understanding of the Group's businesses, operations, and its corporate culture. Legend continually welcomes suggestions from investors, and invites them to contact the Group's Corporate Marketing Department.

集團感激投資者對我們在投資者關係工作方面的讚賞，將來必會繼續努力加強與投資者的溝通，發掘有創意的方式令投資者加深對聯想業務、運作管理、企業文化各方面的了解。聯想更期待投資者繼續對集團提出建議，歡迎隨時與集團的企業推廣部聯絡。

ANALYST CONTACT INFORMATION 分析員聯絡資料

ABN AMRO Asia Ltd
荷銀證券亞洲有限公司
Michele Mak 麥嘉慧
michele.mak@hk.abnamro.com
T: (852) 2700-5439
F: (852) 2700-5816

Bear Stearns Asia Ltd
貝爾斯登亞洲有限公司
Gurinder Kalra
gkalra@bear.com
T: (852) 2593-2742
F: (852) 2593-2873

BNP Paribas Peregrine Securities Limitd
法國巴黎百富勤證券有限公司
Gideon Lo 羅偉業
gideon.lo@peregrine.bnpparibas.com
T: (852) 2825-1188
F: (852) 2845-2232

BOCI
中銀國際
Frank Lai 黎富恒
frank.lai@bocigroup.com
T: (86-21) 6860-4866 ext 8516
F: (86-21) 5877-4179

Cazenove Asia Ltd
嘉誠亞洲有限公司
Terrence Quah 柯江明
terrence.quah@cazenove.com
T: (852) 2526-4211
F: (852) 2868-1411

CLSA Limited
里昂證券有限公司
Frank Shi 史方遒
frank.shi@clsa.com
T: (852) 2600-8888
F: (852) 2501-0903

Core Pacific-Yamaichi International (H.K.) Ltd
京華山一國際(香港)有限公司
Mona Chung 鍾淑芬
mona.chung@cpy.com.hk
T: (852) 2826-0008
F: (852) 2536-9916

CSC Securities (HK) Limited
群益證券(香港)有限公司
Kenneth Lau 劉沛文
kenneth_lau@e-capital.com.hk
T: (852) 2105-1162
F: (852) 2105-1196

DBS Vickers (Hong Kong) Limited
DBS 唯高達(香港)有限公司
Joseph Ho 何偉基
joseph_ho@hk.dbsvickers.com
T: (852) 2820-4685
F: (852) 2521-1812

Deutsche Bank
德意志銀行
Lim Fung Ee 林方義
fung-ee.lim@db.com
T: (852) 2203-6251
F: (852) 2203-6921

G.K. Goh Securities (H.K.) Limited
吳玉欽証券(香港)有限公司
Alan Wong
wong.alan@gkgoh.com
T: (852) 2532-1156
F: (852) 2537-1547

Goldman Sachs (Asia) L.L.C.
美商高盛亞洲證券有限公司
台北分公司
Henry King 金文衡 /
Erica Poon 潘嘉怡
henry.king@gs.com /
erica.poon@gs.com
T: (886-2) 2730-4181 /
(886-2) 2730-4188
F: (886-2) 2730-4004

HSBC Securities (Asia) Ltd
匯豐證券(亞洲)有限公司
Jeannie Cheung 張麗萍
jeanniecheung@hsbc.com.hk
T: (852) 2996-6608
F: (852) 2596-0200

ING Securities Limited
Paul Snelgrove
paul.snelgrove@asia.ing.com
T: (852) 2913-8030
F: (852) 2810-6127

J.P. Morgan Securities (Asia Pacific) Limited
摩根大通證券(亞太)有限公司
Johnny Chan 陳力健
johnny.lk.chan@jpmorgan.com
T: (852) 2800-8533
F: (852) 2847-3324

Kim Eng Securities (HK) Ltd
Dennis Lam 林子津
dlam@kimeng.com.hk
T: (852) 2810-7755
F: (852) 2877-0104

Lehman Brothers
雷曼財務顧問
Paul Meyer 梅保禮
paul.meyer@lehman.com
T: (886-2) 8723-1632
F: (886-2) 8723-1622

Merrill Lynch (Asia Pacific) Limited
美林集團亞太區
Tien Yu Sieh 謝添佑
tienyu_sieh@hk.ml.com
T: (852) 2536-3025
F: (852) 2536-3435

Morgan Stanley
摩根士丹利
Viktor Ma 馬頂
viktor.ma@morganstanley.com
T: (852) 2848-5903
F: (852) 2537-1701

Nomura International (Hong Kong) Limited
野村國際(香港)有限公司
Theodore Teo 張國桉
theodore.teo@hk.nomura.com
T: (852) 2536-1240
F: (852) 2536-1820

SBI E2-Capital Research Ltd
軟庫金匯研究服務有限公司
Clement Wong 王錦明
clementwong@softbank.com.hk
T: (852) 2533-3713
F: (852) 2533-3733

Smith Barney
Peh Chong Ghee 白仲儀 /
Kirk Yang 楊應超
chong.ghee.peh@citigroup.com /
kirk.yang@citigroup.com
T: (852) 2501-2748
F: (852) 2521-5350

Standard & Poor's Equity Research
標準普爾證券研究
David So 蘇俠雲
david_so@standardandpoors.com
T: (852) 2532-8066
F: (852) 2532-8039

UBS Warburg
瑞銀華寶
Joe Zhang 張化橋
joe.zhang@ubsw.com
T: (852) 2971-6107
F: (852) 2971-8542

UOB Kay Hian (Hong Kong) Limited
大華繼顯(香港)有限公司
Lau Tak Hung, Eric 劉德雄
eric.lau@uobkayhian.com.hk
T: (852) 2236-6794
F: (852) 2845-1655

The directors submit their report together with the audited accounts of the Company for the year ended 31st March 2003.

董事會謹此呈奉截止二零零三年三月三十一日的年度報告連同本公司的經審計賬目。

Principal business and geographical analysis of operations

主要業務及區域性分析

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out in the Subsidiaries section on pages 115 to 119.

本公司的主要業務為投資控股。主要附屬公司的業務記錄在第115頁至119頁附屬公司附註中。

Details of the analyses of the Group's turnover, revenue and segment information for the year by principal businesses and geographical locations are set out in Note 3 to the accounts.

本集團本年度按主要業務及區域的營業額、收益及分類資料分析記錄在賬目附註3。

Results and appropriations

業績及分派

The results for the year are set out in the consolidated profit and loss account on page 77.

本年度業績記錄在第77頁的綜合損益表。

The state of affairs of the Group and the Company as at 31st March 2003 are set out in the balance sheets on pages 78 and 79.

本集團及本公司於二零零三年三月三十一日的財務狀況記錄在第78及79頁的資產負債表。

The consolidated cash flows of the Group for the year are set out in the statement on pages 80 and 81.

本集團本年度的綜合現金流量記錄在第80及81頁的報表。

An interim dividend of 1.8 HK cents per share, amounting to a total of about HK$135 million, was paid to shareholders during the year (2002: 1.5 HK cents).

年內向股東派發中期股息每股港幣1.8仙(二零零二年:港幣1.5仙),總金額約為港幣1.35億元。

Results and appropriations *continued*

The directors recommended a payment of a final dividend of 3 HK cents per share (2002: 3.6 HK cents). Taking into consideration of the Group's cash position and the needs for business development, the directors also recommended a payment of a special dividend of 5.2 HK cents per share (2002: nil). These proposed dividends together with the interim dividend paid amount to a total of about HK$747 million. Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend and special dividend will be payable on or before 13th August 2003 to the shareholders whose names appear on the Register of Members of the Company on 15th July 2003.

The Register of Members will be closed from Thursday, 10th July 2003 to Tuesday, 15th July 2003, both dates inclusive, during which period, no transfer of shares will be registered. In order to qualify for these proposed dividends, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Wednesday, 9th July 2003.

業績及分派 續

董事會建議派發末期股息每股港幣3仙(二零零二年：港幣3.6仙)。在考慮本集團的現金狀況及業務增長需要後，董事會建議派發特別股息每股港幣5.2仙(二零零二年：無)。上述擬派的股息連同已派發中期股息的總金額約為港幣7.47億元。待股東於應屆股東週年大會批准後，將於二零零三年八月十三日或之前向於二零零三年七月十五日名列本公司股東名冊的股東派付末期股息及特別股息。

本公司將從二零零三年七月十日(星期四)至二零零三年七月十五日(星期二)止(包括首尾兩天)暫停辦理股份過戶登記手續。如欲獲取擬派股息的資格，最遲須於二零零三年七月九日(星期三)下午四時之前將所有填妥的股份過戶文件連同有關股票送達本公司股份過戶登記處。

Five-year financial summary

A summary of the results for the year and of the assets and liabilities of the Group as at 31st March 2003 and for the last four financial years is set out on page 144.

五年財務摘要

本集團於二零零三年三月三十一日及最近四個財政年度的業績、資產及負債摘要記錄在第144頁。

Reserves

Movements in the reserves of the Group and the Company are set out in Note 27 to the accounts.

儲備

本集團及本公司的儲備變動詳情記錄在賬目附註27。

Distributable reserves

As at 31st March 2003, the distributable reserves of the Company available for dividend distribution amounted to HK$1,474,240,000 (2002: HK$863,305,000).

可分派儲備

於二零零三年三月三十一日，本公司可作分派股息用途的可分派儲備為港幣1,474,240,000元(二零零二年：港幣863,305,000元)。

Bank loans

There was no outstanding bank loan as at 31st March 2003.

銀行貸款

於二零零三年三月三十一日，沒有尚未償還的銀行貸款。

Donations

Charitable and other donations made by the Group during the year amounted to HK$1,036,000 (2002: HK$298,019).

捐款

本集團年內的慈善及其他捐款金額為港幣1,036,000元(二零零二年：港幣298,019元)。

Tangible fixed assets

Details of the movements in tangible fixed assets of the Group and the Company are set out in Note 14 to the accounts.

有形固定資產

本集團及本公司的有形固定資產變動詳情記錄在賬目附註14。

Share capital

Details of the movements in share capital of the Company are set out in Note 25 to the accounts.

股本

本公司股本變動詳情記錄在賬目附註25。

Subsidiaries, jointly controlled entities and associated companies

Particulars of the Company's principal subsidiaries, jointly controlled entities and associated companies as at 31st March 2003 are set out in Notes 16, 17 and 18 to the accounts respectively.

附屬公司、共同控制實體及聯營公司

於二零零三年三月三十一日，本公司旗下主要附屬公司、共同控制實體及聯營公司詳情分別記錄在賬目附註16、17及18。

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

管理合約

本年度內，本公司並無就整體或任何重要業務的管理及行政工作簽訂或存在任何合約。

Major customers and suppliers

During the year, the Group sold less than 30% of its goods and services to its five largest customers. The percentages of purchases for the year attributable to the Group's major suppliers are as follows:

The largest supplier	20%
Five largest suppliers combined	43%

None of the directors, their associates or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) had an interest in the major suppliers.

主要客戶及供應商

本年度內，集團向其五位最大客戶出售的貨品及服務少於百分之三十。集團的主要供應商佔集團年內之採購額百分比如下：

最大供應商	20%
五位最大供應商合計	43%

董事、彼等的聯繫人士或(就董事所知擁有本公司股本5%以上)股東概無於主要供應商擁有權益。

Share options

At the Extraordinary General Meeting of the Company held on 25th March 2002, the shareholders of the Company approved the adoption of a new share option scheme ("New Option Scheme") and the termination of the old share option scheme ("Old Option Scheme"). Despite the fact that no further options may be granted under the Old Option Scheme, its all other provisions will remain in force to govern the exercise of all the options previously granted.

1. **Old Option Scheme**

   The Old Option Scheme was adopted on 18th January 1994 and was terminated on 26th April 2002. The Old Option Scheme was designed to provide qualified employees with appropriate incentives linked to share ownership. Only employees, including directors, of the Group could participate in the Old Option Scheme. Total number of options must not exceed 10% of the issued share capital of the Company. The maximum entitlement of any individual participant thereunder must not exceed 2.5% of the shares in issue. The exercise price for options was determined based on not less than 80% of the average closing price of the shares for the 5 trading days immediately preceding the date of grant. Options granted were exercisable at any time during a period of 10 years.

   As at the date of this annual report, the total number of shares which may be issued on the exercise of the outstanding options granted thereunder is 292,336,000 shares, representing approximately 3.9% of the issued share capital of the Company.

2. **New Option Scheme**

   (a) *Purpose*

   The New Option Scheme was effective on 26th April 2002. It serves as a way of providing incentives to and attracting qualified participants for better performance of the Group by allowing them to share increases in the value of the Company.

購股權

於二零零二年三月二十五日舉行的本公司股東特別大會上，本公司股東批准採納新購股權計劃(「新購股權計劃」)及終止舊購股權計劃(「舊購股權計劃」)。除不可根據舊購股權計劃進一步授出購股權外，舊購股權計劃的其他條文繼續有效，以監管先前據此授出的全部購股權的行使。

1. **舊購股權計劃**

   舊購股權計劃於一九九四年一月十八日被採納，二零零二年四月二十六日終止。舊購股權計劃的設計乃讓符合條件的僱員擁有股權作為激勵。僅本集團僱員(包括董事)可參與舊購股權計劃。授出購股權總數不得超過本公司已發行股本的10%。每名符合條件的參與者獲授的購股權上限不得超過已發行股份的2.5%。購股權的行使價按不少於緊接授出日期前五個交易日股份的平均收市價80%的基準釐定。授出的購股權可在十年內任何時間行使。

   於本年報日期，如果據舊購股權計劃授出的購股權全部獲行使，將須發行股份292,336,000股，約佔本公司已發行股本的3.9%。

2. **新購股權計劃**

   (a) *目的*

   新購股權計劃於二零零二年四月二十六日生效，為符合條件的參與者提供激勵及吸納人才，讓他們分享本公司的增值，以提升本集團的業績。

Share options *continued*

2. New Option Scheme *continued*

(b) *Qualified participants*

1. (i) any employee or officer, executive or non-executive director (or persons proposed to be appointed as such) of the Group;

   (ii) any consultant, professional or other adviser to the Group;

   (iii) any director, executive and senior officer of any associated company of the Company; and

   (iv) the trustee of any trust pre-approved by the directors the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons; and

2. (i) any customer, supplier, agent, partner, distributor, professional or other advisers of, or consultants or contractors to, the Group; and

   (ii) the trustee of any trust pre-approved by the directors the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons.

(c) *Maximum number of shares*

The maximum number of shares available for issue under the New Option Scheme is 750,803,810, representing approximately 10% of the issued share capital of the Company as at the date of this annual report.

購股權 *續*

2. 新購股權計劃 *續*

(b) *符合條件的參與者*

1. (i) 本集團任何僱員或管理人員、執行董事或非執行董事(或將被委任的人)；

   (ii) 本集團任何專業顧問、專業人士或其他諮詢人；

   (iii) 本公司任何聯營公司的任何董事、行政人員及高級管理人員；及

   (iv) 由董事會預先批准的任何信託受託人，而有關信託的受益人(如屬全權信託，則為全權信託對象)包括上述任何人士；及

2. (i) 本集團任何客戶、供應商、代理、合作伙伴、分銷商、專業人士或其他諮詢人或顧問或承辦商；及

   (ii) 由董事會預先批准的任何信託的受託人，而有關信託的受益人(如屬全權信託，則為全權信託對象)包括上述任何人士。

(c) *股份數目上限*

根據新購股權計劃可供發行股份數目上限為750,803,810股，於本年報日期佔本公司已發行股份約10%。

Share options *continued*

2. New Option Scheme *continued*

(d) *Maximum entitlement of each qualified participant*

The maximum number of shares issued and to be issued upon exercise of share options granted to each qualified participant (including both exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1% of the shares of the Company in issue. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of the Company.

Share options to be granted to a director or chief executive of the Company or any of their respective associates are subject to approval by the independent non-executive directors of the Company. In addition, any grant of share options to an independent non-executive director of the Company or any of their respective associates, when aggregated with all share options (whether exercised, cancelled or outstanding) already granted to any of them during the 12-month period up to the date of grant, in excess of 0.1% of the shares of the Company in issue and with an aggregate value in excess of HK$5,000,000, is subject to shareholders' approval in general meeting of the Company.

(e) *Timing for exercise of options*

In respect of any particular option, the directors may in their absolute discretion determine the period within which an option may be exercised provided that such period must expire no later than 10 years from the date upon which the option is deemed to be accepted by the grantee. Option will then lapse to the extent not exercised during the option period.

購股權 *續*

2. 新購股權計劃 *續*

(d) *每名符合條件的參與者所獲授的購股權上限*

在授出日期前任何十二個月期間，每名符合條件的參與者獲授的購股權(包括已行使及尚未行使的購股權)予以行使時所發行及將予發行的股份總數，不得超過本公司已發行股份的1%。任何進一步授出超過此上限的購股權，均須待股東於本公司股東大會批准，方可作實。

向本公司董事或行政總裁或任何他們的聯繫人士授出購股權，均須待本公司獨立非執行董事批准，方可作實。此外，如果向本公司獨立非執行董事或他們的聯繫人士授出的任何購股權，連同他們於截止授出日期十二個月期間獲授的所有認股權(不論是否已經行使、註銷或尚未行使)合共超過本公司已發行股份0.1%，且總值超過港幣5,000,000元，則須待股東於本公司股東大會批准，方可作實。

(e) *行使購股權的期限*

董事會可能就有關任何特定的購股權，按其絕對酌情權釐定行使購股權的期限，惟該等期限不得超過該購股權被視為由承授人接納日期起計十年。於購股權期限屆滿但尚未行使的購股權將告失效。

Share options *continued*

2. New Option Scheme *continued*

(f) *Acceptance of offers*

An option shall be deemed to have been granted and accepted when the duplicate offer letter comprising acceptance of the option duly signed by the grantee shall have been received by the Company on or before the last day for acceptance as set out in the offer letter.

(g) *Basis for determination of exercise price*

The exercise price must be no less than the highest of: (i) the closing price of the shares on the date of grant; (ii) the average of the closing prices of the shares for the 5 trading days immediately preceding the date of grant; or (iii) the nominal value of the shares.

(h) *Life of the scheme*

The New Option Scheme shall be valid and effective for a period of 10 years from 26th April 2002, the date on which it is deemed to take effect in accordance with its terms.

購股權 *續*

2. 新購股權計劃 *續*

(f) *接納購股權*

如果本公司於接納限期前收訖要約函件的複本(包括由承授人正式簽署接納)，購股權將被視為已授出及被接納。

(g) *行使價的釐定基準*

行使價必須為不少於下列較高者：(i)股份於授出日期的收市價；(ii)緊接授出日期前五個交易日的股份平均收市價；或(iii)股份面值。

(h) *購股權計劃年期*

新購股權計劃由二零零二年四月二十六日(即根據其條款被視為生效的日期)起計十年有效。

Share options *continued*

購股權 續

3. Outstanding options

Particulars of the outstanding options are as follows:

3. 未行使的購股權

未行使的購股權詳情如下：

		Options held at 1st April 2002 於二零零二年四月一日持有的購股權	Options granted during year 於年內授出的購股權	Options exercised during year 於年內行使的購股權	Options held at 31st March 2003 於二零零三年三月三十一日持有的購股權	Exercise price per share 每股行使價 HK$ 港幣	Grant date 授出日期	Exercise period 行使期間
Old Option Scheme	*舊購股權計劃*							
Director	**董事**							
Mr Liu Chuanzhi	柳傳志先生	2,250,000	–	–	2,250,000	2.876	31.8.2001	31.8.2001 – 30.8.2011
Mr Yang Yuanqing	楊元慶先生	6,000,000	–	–	6,000,000	4.072	16.4.2001	16.4.2001 – 15.4.2011
		2,250,000	–	–	2,250,000	2.876	31.8.2001	31.8.2001 – 30.8.2011
Ms Ma Xuezheng	馬雪征女士	2,920,000	–	–	2,920,000	4.072	16.4.2001	16.4.2001 – 15.4.2011
		1,600,000	–	–	1,600,000	2.876	31.8.2001	31.8.2001 – 30.8.2011
Continuous contract employees	**持續合約僱員**	7,712,000	–	–	7,712,000	4.038	28.1.2000	28.1.2000 – 27.1.2010
		127,162,000	–	–	127,162,000	4.312	15.1.2001	15.1.2001 – 14.1.2011
		26,630,000	–	–	26,630,000	4.072	16.4.2001	16.4.2001 – 15.4.2011
		832,000	–	–	832,000	2.904	29.8.2001	29.8.2001 – 28.8.2011
		115,636,000	–	656,000	114,980,000	2.876	31.8.2001	31.8.2001 – 30.8.2011



Share options *continued*

3. Outstanding options *continued*

購股權 續

3. 未行使的購股權 續

		Options held at 1st April 2002 於二零零二年四月一日持有的購股權	Options granted during year 於年內授出的購股權	Options exercised during year 於年內行使的購股權	Options held at 31st March 2003 於二零零三年三月三十一日持有的購股權	Exercise price per share HK$ 每股行使價 港幣	Grant date 授出日期	Exercise period 行使期間
New Option Scheme	*新購股權計劃*							
Continuous contract employees	持續合約僱員	–	35,026,000	–	35,026,000	2.435	10.10.2002	10.10.2002 – 9.10.2012
Other participants	其他參與者	–	17,780,000	–	17,780,000	2.435	10.10.2002	10.10.2002 – 9.10.2012

Notes:

(i) In respect of share options granted on 10th October 2002, the closing price of the shares immediately before the date on which the options were granted was HK$2.325.

(ii) Weighted average closing price of shares immediately before the dates on which the options were exercised by continuous contract employees was HK$3.281.

(iii) No share options were cancelled or lapsed during the year.

附註：

(i) 有關二零零二年十月十日授出的購股權，股份在緊接其授出日期前的收市價為港幣2.325元。

(ii) 有關持續合約僱員所行使的購股權，股份在緊接行使日期前的加權平均收市價為港幣3.281元。

(iii) 本年度內，沒有購股權被註銷或失效。



Share options *continued*

4. Valuation of share options

The share options granted are not recognised in the accounts until they are exercised. The directors consider that it is not appropriate to value the share options on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Any valuation of the share options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Thus, it is more appropriate to disclose only the market price and exercise price.

5. Adoption of new accounting standard

Due to the adoption of Statement of Standard Accounting Practice No. 34 (revised) "Employee benefits" during the year, disclosures relating to the share option schemes for the employees of the Company are also set out in Note 26 to the accounts.

Purchase, sale or redemption of the Company's listed securities

During the year, the Company purchased 31,330,000 shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.225 to HK$2.875 per share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange of Hong Kong"). Such purchases involved a total cash outlay of approximately HK$79,399,000 and were for the purpose of enhancing returns on equity.

購股權 *續*

4. 購股權估值

授出的購股權直至其行使前不會於賬目內確認。董事會認為有關該等估值的一些關鍵因素為未能合理地確定的變項，不適宜在此階段為購股權估值，以推測的假設確定該等變項作為對購股權所作的任何估值並無意義，而其結果可能對股東造成誤導，因此，只適宜披露購股權的市價及行使價。

5. 採納新會計準則

因本公司年內採用了會計實務準則第34號（經修訂）「員工福利」，有關本公司員工的購股權計劃的披露資料同時記錄在賬目附註26。

購買、出售或贖回本公司的上市證券

本公司年內在香港聯合交易所有限公司（「香港聯合交易所」）購回31,330,000股每股面值港幣0.025元的本公司股份，每股在港幣2.225元至2.875元間，總現金開支約港幣79,399,000元。回購股份旨在提高股本回報。

Purchase, sale or redemption of the Company's listed securities *continued*

購買、出售或贖回本公司的上市證券 續

Month/Year	年份／月份	Number of shares repurchased 購回股數	Highest price per share 每股最高價 HK$ 港幣	Lowest price per share 每股最低價 HK$ 港幣	Aggregate consideration paid (including expenses) 總開支 (包括費用) HK$'000 港幣千元
June 2002	二零零二年六月	2,000,000	2.875	2.875	5,765
October 2002	二零零二年十月	4,810,000	2.325	2.225	10,941
March 2003	二零零三年三月	24,520,000	2.600	2.400	62,693
		31,330,000			79,399

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

已回購的股份已經註銷，已發行股本面值因此被削減。購回股份的應付溢價已經在本公司保留溢利中扣除。

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

除上文披露外，本公司或其任何附屬公司年內一概沒有購買、出售或贖回本公司的任何上市證券。

Directors

The directors during the year and up to the date of this report were:

Executive directors
Mr Liu Chuanzhi
Mr Yang Yuanqing
Ms Ma Xuezheng

Non-executive director
Mr Zeng Maochao

Independent non-executive directors
Mr Wong Wai Ming
Professor Woo Chia-Wei
Mr Ting Lee Sen *(appointed on 27th February 2003)*

In accordance with Articles 92 and 101 of the Company's Articles of Association, Mr Yang Yuanqing, Professor Woo Chia-Wei and Mr Ting Lee Sen retire and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

董事

於本年度及截止本報告編製日的董事如下：

執行董事
柳傳志先生
楊元慶先生
馬雪征女士

非執行董事
曾茂朝先生

獨立非執行董事
黃偉明先生
吳家瑋教授
丁利生先生 *(二零零三年二月二十七日獲委任)*

根據本公司組織章程細則第92及101條規定，楊元慶先生、吳家瑋教授及丁利生先生於即將舉行的股東週年大會上輪值告退，並願參選連任。

Biography of directors and senior management

Executive directors

Mr Liu Chuanzhi, aged 59, is the Chairman of the Group. He has been responsible for the strategic planning and management of the Group since its establishment and has over 33 years of experience in the computer field. He graduated in 1966 from the Department of Radar Communications, Xian Military Communications Engineering College of China. He received the first prize of the Second National Technology Entrepreneurs Gold Award in 1990. He was awarded Model of National Work Force and Man of Reform in China, both in 1995, and Ten Most Influential Men of the Commercial Sector in China in 1996. He has been re-appointed as Vice Chairman of All-China Federation of Industry & Commerce in 2002 and has been holding the office since 1997. He was appointed as a Representative of the Ninth National People's Congress of the PRC in 1998 and re-appointed as a Representative of the Tenth National People's Congress of the PRC in 2003. Mr Liu was selected by *Fortune* magazine as one of the runners-up of Asia's Businessman of the year in 1999. He was also selected by *Business Week* magazine as one of the Stars of Asia for 2000. In 2001, he was selected by *Time* magazine as one of the Twenty-five Most Influential Global Executives.

Mr Yang Yuanqing, aged 38, is the Vice Chairman, President and Chief Executive Officer of the Group with responsibility for the overall business and operation of the Group. He graduated from the Department of Computer Science, University of Science and Technology of China ("USTC") in 1989 with a Master degree. He is also a member of National Youth Committees and a Professor of USTC. He was awarded Ten Most Outstanding Youth of Beijing in 1998 and won the Medal of 5.4 Youth in China in 1999, which is the highest honour given to youth by the Chinese government. He was selected by *Business Week* magazine as one of the Stars of Asia in the years of 1999 and 2001. Mr Yang is a non-executive director of Beijing Ufsoft Co., Ltd, which is engaged in software development and manufacturing.

董事及高層管理人員簡介

執行董事

柳傳志先生，五十九歲，本集團主席。柳先生自本集團成立以來一直負責本集團之整體策略制定與管理，在電腦業擁有超過三十三年經驗。柳先生於一九六六年畢業於中國西安軍事電訊工程學院雷達通訊專業，一九九零年獲頒第二屆全國科技企業家創業獎金獎第一名，一九九五年獲頒全國勞動模範及中國改革風雲人物，一九九六年獲評中國商界十大風雲人物，一九九七年當選並於二零零二年連任為中華全國工商業聯合會副主席，一九九八年當選為中華人民共和國第九屆全國人大代表，於二零零三年連任第十屆全國人大代表，一九九九年被美國財富雜誌評為亞洲最佳商界風雲人物，二零零零年度被美國商業周刊評為亞洲之星，二零零一年度被美國時代雜誌評為全球廿五位最有影響力的商界領袖之一。

楊元慶先生，三十八歲，本集團副主席、總裁兼首席執行官，全面負責本集團業務規劃及運作。楊先生於一九八九年畢業於中國科技大學計算機科學系，取得碩士學位，現為中華全國青年聯合會常委及中國科技大學教授。楊先生於一九九八年被評為北京市十大傑出青年，並於一九九九年獲得全國青聯授予青年的最高榮譽－中國五四青年獎章。楊先生於一九九九年及二零零一年被美國商業周刊評為亞洲之星。楊先生現任北京用友軟件股份有限公司的非執行董事，該公司從事軟件開發及生產。

Biography of directors and senior management *continued*

Executive directors *continued*

Ms Ma Xuezheng, aged 50, is the Senior Vice President and Chief Financial Officer of the Group. She is responsible for strategic investment, finance and treasury management, corporate marketing, listing affairs, overseas business development and motherboard business of the Group. She graduated from Capital Normal University in 1976 with a Bachelor of Arts degree. She has over 26 years of experience in financial and executive management.

Non-executive director

Mr Zeng Maochao, aged 70, is a non-executive director of the Group. He graduated from the Department of Electrical Engineering, Shanghai Jiao Tong University in 1957. He was the Director and Professor of the Institute of Computing Technology of the Chinese Academy of Sciences. He has over 46 years of experience in the computer field. Mr Zeng is an executive director of Digital China Holdings Limited, a former wholly-owned subsidiary of the Company which was spun-off from the Group for separate listing on 1st June 2001.

Independent non-executive directors

Mr Wong Wai Ming, aged 45, is the Chief Executive Officer of Global China Group Holdings Limited. He is a chartered accountant and has extensive knowledge and experience in investment banking.

Professor Woo Chia-Wei, aged 65, is Senior Advisor to The Shui On Group. He is President Emeritus and University Professor Emeritus of the Hong Kong University of Science and Technology. He serves on the HKSAR's Commission on Strategic Development and Council of Advisors on Innovation and Technology and also the Chinese People's Political Consultative Conferences.

董事及高層管理人員簡介 *續*

執行董事 *續*

馬雪征女士，五十歲，本集團高級副總裁兼財務總監，負責本集團策略投資、財務及資金管理、企業推廣、上市事務、海外業務拓展及主機板業務。馬女士於一九七六年畢業於首都師範大學，獲文學學士學位。馬女士在財務及行政管理方面擁有超過二十六年經驗。

非執行董事

曾茂朝先生，七十歲，本集團非執行董事。曾先生於一九五七年畢業於上海交通大學電力工程系，曾任中國科學院計算技術研究所所長、教授，在電腦業擁有超過四十六年經驗。曾先生現任神州數碼控股有限公司的執行董事，該公司原為本公司的全資附屬公司，自二零零一年六月一日從本集團分拆上市。

獨立非執行董事

黃偉明先生，四十五歲，現任泛華集團控股有限公司行政總裁。黃先生為特許會計師，於投資銀行方面有廣泛知識及經驗。

吳家瑋教授，六十五歲，現任瑞安集團有限公司高級顧問、香港科技大學榮休校長及榮休科大講座教授、香港特別行政區策略發展委員會委員、創新科技顧問委員會委員及中國人民政治協商會議全國委員會委員。

Biography of directors and senior management *continued*

Independent non-executive directors *continued*

Mr Ting Lee Sen, aged 60, is Advisory Director of W.R. Hambrecht Co. and Board Director of APL Logistics Co. He obtained a Bachelor of Science degree in Electrical Engineering from the Oregon State University in 1965. He attended graduate studies in the same field at Stanford University and is a graduate of the Standford Executive Program. He was a former corporate vice president of Hewlett-Packard Company where he worked for more than thirty years. He has extensive knowledge and experience in IT industry.

Senior Vice President

Mr Liu Jun, aged 34, is the Senior Vice President of the Group. He is responsible for operation systems (purchasing, manufacturing, quality assurance and business affairs) and consumer IT business. Mr Liu graduated in 1993 from the Department of Automation, Tsinghua University with a Bachelor of Engineering degree, and thereafter joined the Group. Mr Liu has attained outstanding achievement in computer sales and has extensive experience in research, development and marketing of IT products.

Mr Yu Bing, aged 37, is the Senior Vice President of the Group. He is responsible for the IT service business. Mr Yu graduated in 1988 with a Bachelor of Science degree from the Department of Automation, University of Science and Technology of Beijing. He joined the Group in 1990 and has engaged in marketing and sales for 5 years from 1996. He has extensive experience in sales and marketing.

Mr Qiao Song, aged 35, is the Senior Vice President of the Group. He is responsible for the corporate IT business. Mr Qiao graduated in 1991 with a Bachelor of Engineering degree from the Department of Computer Science and Technology, Tsinghua University. He joined the Group in 1991 and has extensive experience in strategic, product development, sales and marketing, supply chain and procurement logistic management.

董事及高層管理人員簡介 *續*

獨立非執行董事 *續*

丁利生先生，六十歲，現任W.R. Hambrecht Co.顧問及APL Logistics Co.董事。丁先生於一九六五年在奧勒岡州大學獲得電力工程學學士，隨後在史丹福大學深造，並完成Standford Executive Program。丁先生曾任惠普副總裁，在該公司工作超過三十年。丁先生在資訊科技行業擁有豐富的知識及經驗。

高級副總裁

劉軍先生，三十四歲，集團高級副總裁，負責運作系統(採購、生產、質量及商務)及消費IT業務。劉先生於一九九三年畢業於清華大學自動化系自動控制專業，獲工學學士學位，隨即加入本集團。劉先生在研發及營銷IT產品方面擁有豐富的行業經驗並屢創佳績。

俞兵先生，三十七歲，集團高級副總裁，負責IT服務群組業務。俞先生一九八八年畢業於北京科技大學自動化系，獲工學學士學位。俞先生於一九九零年加入本集團，一九九六年以來的五年期間，一直全面負責市場推廣和銷售，在市場營銷運作及推廣方面具豐富經驗。

喬松先生，三十五歲，集團高級副總裁，負責企業IT業務。喬先生於一九九一年畢業於清華大學計算機科學與技術系，獲工學學士學位。喬先生於一九九一年加入本集團，在戰略管理、產品開發、市場營銷、供應鏈管理及採購物控方面具豐富經驗。

Biography of directors and senior management *continued*

Senior Vice President *continued*

Ms Wang Xiaoyan, aged 41, is the Senior Vice President of the Group. She is responsible for information technology development as well as financial control, administration and logistics functions. Ms Wang graduated in 1988 with a Master degree in Engineering from Beijing Institute of Technology. She joined the Group in 1994 and has extensive experience in finance and administration.

Mr He Zhiqiang, aged 40, researcher, is the Senior Vice President of the Group and the Managing Director of Legend Corporate Research and Development. He is responsible for corporate research and development and product-chain management. He graduated with a Master degree in Computer Sciences from the Institute of Computing Technology of the Chinese Academy of Sciences and has 17 years of experience in the research and development of computer products. He joined the Group in 1986.

Vice President

(The followings are in alphabetical order)

Mr Chen Shaopeng, aged 34, is the Vice President of the Group and is responsible for the commercial desktop PC business. He graduated from Beijing Technology and Business University (formerly known as Beijing Institute of Light Industry) with a Bachelor degree in Computer Science and has over 10 years of experience in PC business and management. He joined the Group in 1993.

Mr Cheung Wing Chung, Anders, aged 39, is the Vice President of the Group and is responsible for strategic investment project management. He joined the Group in 1988 and holds a MBA degree from Kellogg (Northwestern University) – Hong Kong University of Science and Technology. He has over 14 years of experience in computer marketing.

Mr Du Jianhua, aged 39, is the Vice President of the Group. He is responsible for the overall development and management of China regional headquarters and overseas branches. Mr Du obtained a Master degree from Beijing Institute of Technology in 1988. He joined the Group in 1989 and has extensive experience in regional planning and management.

董事及高層管理人員簡介 *續*

高級副總裁 *續*

王曉岩女士，四十一歲，集團高級副總裁，負責信息化建設，財務控制管理和行政後勤管理。王女士於一九八八年獲北京理工大學機械工程系機械工藝設備及自動化專業工學碩士學位。王女士於一九九四年加入本集團，在財務及行政管理方面具豐富經驗。

賀志強先生，四十歲，研究員，集團高級副總裁、聯想研究院院長，主管聯想研究院及負責產品鏈(研發體系)管理。賀先生為中國科學院計算技術研究所計算機科學系碩士，有十七年的電腦產品研究開發的工作經驗。賀先生於一九八六年加入本集團。

副總裁

(下列按英文字母順序排列)

陳紹鵬先生，三十四歲，集團副總裁，負責商用台式電腦事業部。陳先生畢業於北京工商大學(前稱北京輕工業學院)計算機系獲學士學位，有超過十年電腦業務和管理的工作經驗。陳先生於一九九三年加入本集團。

張榮宗先生，三十九歲，集團副總裁，負責策略投資項目管理。張先生於一九八八年加入本集團，持有美國西北大學Kellogg管理學院暨香港科技大學的工商管理碩士學位。張先生在電腦行業市場推廣方面擁有超過十四年的工作經驗。

杜建華先生，三十九歲，集團副總裁，負責中國區域和海外分支機構的發展和管理。杜先生於一九八八年獲北京理工大學計算機網絡專業碩士學位。杜先生於一九八九年加入本集團，在區域規劃及管理方面具豐富經驗。

Biography of directors and senior management *continued*

Vice President *continued*

Mr Liu Xiaolin, aged 40, is the Vice President of the Group. He is responsible for the industry standard of collaborating application and internet service business. Mr Liu obtained a Master degree from the Department of Computer Science and Technology, Tsinghua University in 1992. He joined the Group in 1992 and has extensive experience in business development and management.

Mr Liu Zhijun, aged 38, is the Vice President of the Group. He is responsible for the mobile handset business. He graduated in 1989 with a Master degree in Engineering Mechanics from Dalian University of Technology. He engaged in computer marketing when joined the Group in 1989. Since Mr Liu took charge of handheld device business in 2000, he obtained extensive experience of researching, producing and marketing in this field.

Mr Lu Yan, aged 38, is the Vice President of the Group and is responsible for consumer IT business. Mr Lu graduated in 1989 with a Master degree in Engineering from Beijing Institute of Technology and has over 10 years of experience in project R&D and management. He joined the Group in 1992.

Mr Ma Yue, Alex, aged 36, is the Vice President of the Group and is responsible for IT service market development department and Han Consulting business. Mr Ma graduated from Beijing University in 1988 with a Bachelor of Science degree. He obtained a MBA degree from China Europe International Business School in 2000. Mr Ma has over 13 years' experience in IT and related industries. Prior to joining the Group, he held various senior management positions in IBM and HP China Region. He joined the Group in 2002.

Mr Meng Lin, aged 49, is the Vice President of the Group with responsibility for Legend Chinaweal business. He graduated from the business school of Tsinghua University in 1987 with a Master degree in Engineering. He joined the Group in 2002 and has 10-year demonstrated experience in system integration and services.

董事及高層管理人員簡介 *續*

副總裁 *續*

劉曉林先生，四十歲，集團副總裁，負責關聯應用行業標準的推進及信息運營服務業務。劉先生於一九九二年在清華大學計算機科學與技術系獲得碩士學位。劉先生於一九九二年加入本集團，在業務發展及管理方面具豐富經驗。

劉志軍先生，三十八歲，集團副總裁，負責手機業務。劉先生於一九八九年在大連理工大學力學研究所畢業，獲工程力學系碩士學位。劉先生於一九八九年加入本集團，最初負責電腦行業銷售方面業務，自二零零零年接管手持業務後，在手持設備的研發、生產、管銷方面積累了豐富經驗。

呂岩先生，三十八歲，集團副總裁，負責消費IT業務群組。呂先生於一九八九年畢業於北京理工大學自動控制系，並獲工程碩士學位，有超過十年的工程研發及管理經驗。呂先生於一九九二年加入本集團。

馬越先生，三十六歲，集團副總裁，負責IT服務業務群市場發展部及漢普管理諮詢業務。馬先生於一九八八年獲得北京大學理學士學位，於二零零零年獲得中歐國際工商學院MBA學位。馬先生在IT和有關行業擁有超過十三年的豐富經驗，在加入本集團之前，曾在IBM和惠普駐中國／香港區擔任高級管理職位。馬先生於二零零二年加入本集團。

孟霖先生，四十九歲，集團副總裁，負責聯想中望業務。孟先生於一九八七年畢業於清華大學經濟管理學院，獲工學碩士學位。孟先生於二零零二年加入本集團，在系統集成和服務方面有着十年的豐富經驗。

Biography of directors and senior management *continued*

Vice President *continued*

Ms Qiao Jian, aged 35, is the Vice President of the Group with responsibility for human resources and legal functions. She graduated from Department of Management Science of Fudan University in 1990 with a Bachelor degree. She joined the Group in 1990. She has 9 years of experience in corporate marketing and branding management and has extensive experience in human resources management.

Ms Wang Xiaochun, aged 50, is the Vice President of the Group. She is responsible for customer service and information management. She obtained her Master degree in Science at the Graduate School of Chinese Academy of Sciences in 1981. She has over 17 years of experience in management and administration. She joined the Group in 1990.

Mr Zhang Houqi, aged 37, is the Vice President of the Group with responsibility for the knowledge management of the Group. He graduated from the Department of Automation, Tsinghua University in 1992 with a Ph.D. degree in Engineering. He later received a Ph.D. in Economics from the Institute of Fiscal and Financial Science in 1994. He is advisor and part-time professor of Sun Yat-Sen University Lingnan (University) College and also a part-time professor of University of Science and Technology of China. He has ten years of experience in business consulting and IT service. He joined the Group in 2002.

Directors' service contracts

None of the directors who are proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及高層管理人員簡介 *續*

副總裁 *續*

喬健女士，三十五歲，集團副總裁，主管人力資源和法務工作。喬女士於一九九零年畢業於上海復旦大學管理科學系，獲理學學士學位。於一九九零年加入本集團，在市場推廣、品牌管理方面有九年的工作經驗，同時在人力資源管理方面具有豐富的經驗。

王曉春女士，五十歲，集團副總裁，負責客戶售後服務以及客戶信息支持。王女士於一九八一年在中國科學院研究生院獲得理學碩士學位，在管理及行政方面有超過十七年經驗。王女士於一九九零年加入本集團。

張後啓先生，三十七歲，集團副總裁，負責本集團知識管理工作。張先生於一九九二年畢業於清華大學自動化系，取得工學博士學位，一九九四年畢業於財政科學研究所，取得經濟學博士學位，張先生為中山大學嶺南(大學)學院管理教育顧問、兼職教授及中國科學技術大學兼職教授。張先生在管理諮詢及IT服務領域具有十年工作經驗。張先生於二零零二年加入本集團。

董事服務合約

需在即將舉行的股東週年大會上重選連任的董事與本公司一概沒有訂立於一年內須作出賠償(法定賠償除外)方可終止的服務合約。

董事於合約的權益

本公司或附屬公司在年內沒有訂立任何與本集團業務有關之任何重大合約，導致本公司任何董事獲得重大利益。

Directors' interests in securities

As at 31st March 2003, according to the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), the interests of each director in shares of the Company and its associated corporations were as follows:

董事的證券權益

於二零零三年三月三十一日，據證券（披露權益）條例（「披露權益條例」）第29條存置的登記冊紀錄，董事在本公司及相聯法團的股份權益如下：

1. **Interests in shares**
   (a) The Company

1. **股份權益**
   (a) 本公司

Name of director	董事姓名	Number of shares 股份數目 Personal interest 個人權益	Family interest 家族權益	Total interests 總權益
Mr Liu Chuanzhi	柳傳志先生	10,010,000	256,000	10,266,000
Mr Zeng Maochao	曾茂朝先生	4,080,000	–	4,080,000
Mr Yang Yuanqing	楊元慶先生	6,200,000	–	6,200,000
Ms Ma Xuezheng	馬雪征女士	16,714,000	2,360,000	19,074,000

(b) Associated corporation
– Digital China Holdings Limited

(b) 相聯法團
– 神州數碼控股有限公司

Name of director	董事姓名	Number of shares 股份數目 Personal interest 個人權益	Family interest 家族權益	Total interests 總權益
Mr Liu Chuanzhi	柳傳志先生	1,496,000	97,600	1,593,600
Mr Zeng Maochao	曾茂朝先生	808,000	60,000	868,000
Mr Yang Yuanqing	楊元慶先生	520,000	–	520,000
Ms Ma Xuezheng	馬雪征女士	1,646,400	–	1,646,400

Directors' interests in securities *continued*

董事的證券權益 續

2. Interests in options relating to shares of the Company

(a) Share options granted by the Company

The interests of the directors in the share options of the Company are detailed in the Share Options section stated above.

(b) Other

On 5th June 2000, 聯想控股有限公司 (Legend Holdings Limited), the controlling shareholder of the Company, has granted call options to certain persons including the following directors. They are respectively entitled (subject to certain conditions) to acquire, and to require Legend Holdings Limited to sell, shares of the Company, at a price of HK$0.5325 per share during a period ending 1st August 2007.

2. 與本公司股份有關的期權

(a) 本公司授出的認股權

董事在購股權的權益已詳列在上文購股權一欄中。

(b) 其他

於二零零零年六月五日，本公司的控股股東聯想控股有限公司向一些人(包括下列董事)授出認購期權，他們有權(視乎若干情況而定)購買及要求聯想控股有限公司在二零零七年八月一日前按每股港幣0.5325元出售本公司股份。

		Number of shares 股份數目		
Name of director	**董事姓名**	**Personal interest 個人權益**	**Family interest 家族權益**	**Total interests 總權益**
Mr Liu Chuanzhi	柳傳志先生	6,000,000	720,000	6,720,000
Mr Zeng Maochao	曾茂朝先生	4,000,000	600,000	4,600,000
Mr Yang Yuanqing	楊元慶先生	4,000,000	–	4,000,000
Ms Ma Xuezheng	馬雪征女士	4,000,000	–	4,000,000

Save as disclosed above, as at 31st March 2003, none of the directors or their associates had any interests in any shares of the Company or any of its associated corporations as recorded by the register of the Company pursuant to the SDI Ordinance.

除上文披露外，各董事或其聯繫人士於二零零三年三月三十一日沒有持有本公司或任何相聯法團(記錄於本公司根據披露權益條例保存之登記冊)的任何股份。

Substantial interests in the share capital of the Company

As at 31st March 2003, according to the register maintained by the Company pursuant to section 16(1) of the SDI Ordinance and so far as is known to the directors, the following corporations had an interest of 10% or more of the issued share capital of the Company:

本公司股本中的重大權益

於二零零三年三月三十一日，根據本公司按披露權益條例第16(1)條存置的登記冊記錄，並就董事所知，下列法團持有本公司已發行股本中10%或以上的權益：

Name	名稱	Number of shares 股份數目	Percentage of issued share capital 佔已發行股本的百份比	*Note* *附註*
Legend Holdings Limited	聯想控股有限公司	4,322,485,971	57.8%	*1*
Employees' Shareholding Society of Legend Holdings Limited	聯想控股有限公司職工持股會	4,322,485,971	57.8%	*2*
Right Lane Limited	南明有限公司	1,469,311,247	19.7%	*3*

Notes:

1. Direct transliteration of its Chinese company name in English is Legend Holdings Limited.

2. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited and is therefore taken to be interested in the shares held by those two companies respectively.

3. Right Lane Limited is a wholly owned subsidiary of Legend Holdings Limited. Therefore, number of shares in which Right Lane Limited is shown as being interested is part of the shares in which Legend Holdings Limited is shown to be interested.

附註：

1. 公司中文名稱的英文直譯是Legend Holdings Limited。

2. 聯想控股有限公司職工持股會持有聯想控股有限公司部份權益，而聯想控股有限公司全資擁有南明有限公司，因此聯想控股有限公司職工持股會被視為分別持有該兩家公司持有的股份權益。

3. 南明有限公司為聯想控股有限公司全資附屬公司，因此，南明有限公司所持的股份，實際為聯想控股有限公司持有股份的其中一部分。

Retirement scheme arrangements

For the period from 1st April 1998 to 30th November 2000, the Group provided all qualified Hong Kong employees with a defined contribution scheme, which was established under the Occupational Retirement Schemes Ordinance. Under the rules of the scheme, all participating employees were required to contribute 5% of their basic monthly salary, whereas the employer's contribution is at 5%, 7.5% and 10% in pursuance of each participating employee's continuous years of service and as specified in accordance with the rules of the scheme. The assets of the scheme are continuously held under a provident fund managed by an independent trustee. Also, with the implementation of the Mandatory Provident Fund (the "MPF") by the Government of the Hong Kong Special Administrative Region effective on 1st December 2000, the Group and employees discontinued contributions to the scheme. Although the scheme was frozen, the employees are entitled to 100% of the employer's contribution with investment return after ten complete years of service, or at an increasing scale of between 30% to 90% after completion of three to nine years' service. Where there are employees who leave the Group prior to vesting fully in such contributions, the forfeited contributions will be refunded to the Group.

Under the MPF scheme established by the Group, all qualified employees are required to contribute 5% of their basic salary plus commission, bonus, gratuity expensed in monetary terms (subject to the ceiling under the requirements set out in the MPF legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service.

The Group also participates in respective local municipal government retirement schemes in the Chinese mainland whereby it is required to make an annual contribution of no more than 20% of three times the monthly average salaries as set out by the local municipal government each year. The local municipal governments undertake to assume the retirement benefit obligations of all retires of the qualified employees in Chinese mainland.

退休計劃安排

一九九八年四月一日至二零零零年十一月三十日期間，本集團為所有符合條件的香港僱員提供一項根據職業退休計劃條例設定之定額供款退休計劃。根據該計劃的規定，所有參與計劃的僱員均須支付每月基本工資的5%作為供款，而僱主的供款則按個別參與計劃僱員的連續服務年期及該計劃的規定支付5%、7.5%及10%不等。該計劃的資產由獨立受託人所管理的公積金持有。此外，香港特別行政區在二零零零年十二月一日實行強制性公積金(「強積金」)後，集團及僱員再無為該計劃供款。儘管該計劃已經凍結，僱員在服務滿十年後，有權取得全部僱主供款包括其投資回報，或於服務滿三年至九年後按遞增方式取得僱主供款的30%至90%不等。如果僱員在供款的權益獲全面授出前離開本集團，沒收的供款將退還予本集團。

根據本集團的強積金計劃，所有符合條件的僱員須支付每月基本工資連同其他以金錢支付的酬勞包括佣金、花紅、獎金(受強積金法例規定的最高額限制)的5%作為供款，而服務滿五年及十年僱主則分別支付7.5%及10%的供款。

本集團亦參加國家規定的社會養老及失業保險基金，按規定每年應繳的養老保險費不超過地方政府規定的每月社會平均工資總額三倍的20%計算。地方政府承諾支付所有符合條件的退休僱員的退休福利支出。

Connected transactions

The following transactions constitute connected transactions of the Company and require disclosure in the annual report pursuant to Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules").

1. Pursuant to a tenancy agreement dated 16th January 2002, a subsidiary of the Company has leased from Shenzhen Legend Science Park Company Limited, a subsidiary of the Company's controlling shareholder, certain office premises and car parking spaces situated at Legend Research and Development Building, Hi-Tech Industrial Park, Shenzhen, China. The tenancy is for a term of 46 months expiring on 15th November 2005 at a monthly rental of RMB1,309,300, exclusive of management fees and other outgoings. The rental was determined based on confirmation of an independent firm of professional property valuers of their assessment of its market rental when the tenancy agreement was entered into.

2. Upon the setting up of a joint venture FM365.com Limited with AOL China Holdings LLC, Beijing Legend FM Science and Technology Company Limited ("Legend FM"), a subsidiary of the Company's controlling shareholder, has agreed to provide certain interactive services to the Group:

   (a) Pursuant to a marketing agreement dated 20th November 2001, Legend FM has agreed to provide certain users of Legend PCs with access to its online account for distribution of interactive services provided by Legend FM in return for account access fees determined under the account access contract (see below).

   (b) Pursuant to an account access contract dated 20th November 2001, Legend FM has agreed to provide account access to users of Legend PCs which have been bundled with software licensed for use of the interactive services provided by Legend FM. The account access fee paid by Legend (Beijing) Limited to Legend FM for the year ended 31st March 2003 was HK$43,879,000.

關連交易

下列交易構成本公司關連交易，並根據香港聯合交易所證券上市規則(「上市規則」)第十四章須於年報內作出披露。

1. 根據二零零二年一月十六日之租賃協議，本公司的附屬公司向控股股東的附屬公司深圳市聯想科技園有限公司租用位於中國深圳高新科技產業園區聯想研發中心大廈之部份寫字樓及停車位。租約為期四十六個月至二零零五年十一月十五日止，月租人民幣1,309,300元(未計管理費及其他開支)。該租金乃根據訂立租約時獨立專業物業估值師行對其市場租金評估所作出之確認予以釐定。

2. 與AOL China Holdings LLC組成合資公司FM365.com Limited後，本公司控股股東之附屬公司北京聯想調頻科技有限公司(「Legend FM」)已同意提供互動服務予本集團：

   (a) 根據於二零零一年十一月二十日訂立的一項市場推廣協議，Legend FM已同意向聯想電腦的用戶提供網上賬戶以登入Legend FM的互動服務，並根據賬戶登入合約(見下文)收取賬戶登入費。

   (b) 根據於二零零一年十一月二十日訂立的賬戶登入合約，Legend FM已同意向預裝Legend FM互動服務軟件的聯想品牌個人電腦用戶提供登入服務。截止二零零三年三月三十一日年度，聯想(北京)有限公司付給Legend FM之賬戶登入費用為港幣43,879,000元。

Connected transactions *continued*

The Company has been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the transactions stated in paragraphs 2(a) and 2(b) above. These transactions have been reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

(i) conducted in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) entered into in accordance with the terms of the agreement governing these transactions; and

(iv) not exceed 3% of the audited consolidated net tangible assets of the Group in the financial year.

3. Subsequent to the spin off of Digital China Holdings Limited ("DCHL") and its subsidiaries (collectively, "DCHL Group") from the Group for separate listing in June 2001, DCHL became an associate (as defined in the Listing Rules) of the Company's controlling shareholder. DCHL is deemed as a connected person in relation to the Company for the purpose of the Listing Rules.

關連交易 續

就上文2(a)及2(b)段所述之交易而言，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章規定。本公司獨立非執行董事已審閱這些交易並確認此等交易是：

(i) 於本集團的一般及日常業務中進行；

(ii) 按一般商務條款達成並對本公司股東公平合理；

(iii) 遵照這些交易的協議條款進行；及

(iv) 不超過本集團於財政年度內的經審核綜合有形資產淨值的3%。

3. 神州數碼控股有限公司及其附屬公司(「神州數碼集團」)於二零零一年六月從本集團分拆獨立上市後，神州數碼成為本公司控股股東的聯繫人士(定義見上市規則)，並就上市規則而言，被視為本公司的關連人士。

Connected transactions *continued*

(a) Pursuant to a management agreement dated 8th May 2001 between the Company's subsidiary and DCHL, the Group has agreed to share with DCHL Group certain office space situated at 20/F., Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong for the period from 16th May 2001 to 30th November 2002 in return for a monthly management fee of HK$186,270 exclusive of rates, estate management fees and other related expenses. The monthly fee was determined with reference to the rental that the Group paid to the landlord for leasing of the office and the actual floor area occupied by DCHL Group.

(b) Pursuant to a tenancy agreement dated 27th March 2000 between a subsidiary of the Company and a subsidiary of DCHL, the Group has sub-leased to DCHL Group certain office space situated at Lian Xiang Building, Southeastern Corner of 1 Tai Yi Road, Belin District, Xian, China at a monthly rental of RMB72,400. The tenancy is for a term of 5 years commencing from 1st October 1999. The rental was agreed upon based on the market value for premises of similar type as certified by an independent firm of professional property valuers when the tenancy agreement was entered into.

(c) The Group purchased information technology products from DCHL Group. For the year ended 31st March 2003, such purchases amounted to HK$5,414,000.

(d) The Group sold Legend brand computers and related products to DCHL Group. For the year ended 31st March 2003, such sales amounted to HK$1,132,000.

關連交易 *續*

(a) 根據本公司之附屬公司與神州數碼於二零零一年五月八日訂立的管理協議，本集團同意於二零零一年五月十六日至二零零二年十一月三十日期間，與神州數碼集團共用於香港鰂魚涌英皇道979號太古坊德宏大廈20樓的寫字樓，每月管理費用為港幣186,270元，不包括差餉、管理費及其他有關開支。每月費用參照本集團就所租寫字樓付予業主的租金及神州數碼集團實際佔用的樓面面積予以釐定。

(b) 根據本公司附屬公司與神州數碼的附屬公司於二零零零年三月二十七日訂立的租賃協議，本集團向神州數碼集團分租位於中國西安碑林區太乙路一號東南角聯想大廈的寫字樓。每月租金為人民幣72,400元，租約由一九九九年十月一日開始，為期五年。該租金根據訂立租約時獨立的專業物業估值師行所核證同類物業的市值而議定。

(c) 本集團向神州數碼集團購買資訊科技產品，截止二零零三年三月三十一日年度，總購買額為港幣5,414,000元。

(d) 本集團向神州數碼集團銷售聯想品牌電腦及有關產品，截止二零零三年三月三十一日年度，總銷售額為港幣1,132,000元。

Connected transactions *continued*

The Company has been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the transactions stated in paragraphs 3(c) and 3(d) above. These transactions have been reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

(i) conducted in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(iii) entered into in accordance with the terms of the agreements governing such transactions, or (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) in respect of transaction stated in paragraph 3(c) above, not exceed the higher of: (1) 1% of the audited consolidated turnover of the Group; and (2) HK$46.3 million, in the financial year; and

(v) in respect of transaction stated in paragraph 3(d) above, not exceed the higher of: (1) 1% of the audited consolidated turnover of the Group; and (2) HK$14.2 million, in the financial year.

The Company has received from the auditors a letter stating that the connected transactions stated in paragraphs 3(c) and 3(d) above:

(i) have been approved by the board of directors of the Company;

(ii) were conducted in accordance with the pricing policy of the Company;

關連交易 *續*

就上文第3(c)及3(d)段所述之交易而言，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章的規定。本公司獨立非執行董事已審閱此交易並確認此交易是：

(i) 於本集團的一般及日常業務中進行；

(ii) 按一般商務條款達成並對本公司股東公平合理；

(iii) 遵照這些交易的協議條款進行，或(倘沒有該等協議)按不遜於給予或源自獨立第三者的條款；

(iv) 就上文第3(c)段所述之交易而言，不超過於財政年度內以下兩者之較高者：(1)本集團之經審核綜合營業額之1%；及(2)港幣46,300,000元；及

(v) 就上文第3(d)段所述之交易而言，不超過於財政年度內以下兩者之較高者：(1)本集團之經審核綜合營業額之1%；及(2)港幣14,200,000元。

本公司已收到核數師的函件，聲明上文第3(c)及3(d)段之交易：

(i) 已獲本公司董事會批准；

(ii) 乃按照本公司之定價策略進行；

Connected transactions *continued*

(iii) were entered into on terms no less favorable than terms available to/from independent third parties; and

(iv) have not exceeded the caps agreed with the Stock Exchange of Hong Kong.

4. Subsequent to the setting up of Legend Mobile Communication Co. Ltd. (the "JV"), a joint venture company between a wholly-owned subsidiary of the Company Legend (Beijing) Limited and Xiamen Overseas Chinese Electronic Co., Ltd. ("Xoceco"), Xoceco being a substantial shareholder of the JV became a connected person in relation to the Company for the purpose of the Listing Rules. During the year, the Group entered into the following transactions with Xoceco and/or its associates (as defined in the Listing Rules):

(a) On 19th June 2002, Legend (Beijing) Limited entered into an agreement with Xoceco pursuant to which Legend (Beijing) Limited acquired from Xoceco 16% of the equity interest in the JV at a consideration of RMB24 million and to invest RMB37.5 million as capital for acquisition of further equity interest in the JV. The consideration for the acquisition was arrived at after arm's length negotiation between the parties and was based on the face value of the registered capital of the JV. The acquisition was completed. The JV is currently owned as to 80.8% by Legend (Beijing) Limited and 19.2% by Xoceco.

(b) Pursuant to a tenancy agreement dated 19th June 2002 between the JV and Xoceco, the JV has leased from Xoceco certain factory and office space situated at Xiamen Overseas Chinese Electronics Science Park, Huoju High Technology Development Zone, Xiamen, China at a monthly rental of RMB101,091.66, exclusive of management fees and other outgoing expenses for the period of 5 years expiring on 5th April 2007. The rental was determined with reference to the prevailing market rents when the tenancy agreement was entered into.

關連交易 續

(iii) 按不遜於給予或源自獨立第三者的條款進行；及

(iv) 並沒有超過與香港聯合交易所協議的上限。

4. 本公司全資附屬公司聯想(北京)有限公司與廈門華僑電子股份有限公司(「廈華電子」)於成立聯想移動通信科技有限公司(「合營公司」)後，廈華電子作為合營公司主要股東，就上市規則而言成為本公司關連人士。本年度內，本集團與廈華電子及／或其聯繫人士(定義見上市規則)訂立交易如下：

(a) 聯想(北京)有限公司與廈華電子於二零零二年六月十九日訂立一項協議，據此，聯想(北京)有限公司以人民幣24,000,000元收購廈華電子在合營公司中的16%股本權益，並投資人民幣37,500,000元作為資本，進一步收購合營公司股本權益。收購代價由訂約雙方按公平原則磋商，並以合營公司的註冊資本面值為基準釐定。該收購已完成。合營公司現由聯想(北京)有限公司擁有80.8%，廈華電子擁有19.2%。

(b) 根據合營公司與廈華電子於二零零二年六月十九日訂立的租賃協議，合營公司向廈華電子租賃位於中國廈門湖里區火炬高科技產業開發區廈華電子工業城的廠房及辦公室。每月租金為人民幣101,091.66元(不包括管理費及其他支出)，為期五年，於二零零七年四月五日期滿。租金參考訂立租約時的市場價予以釐訂。

Connected transactions *continued*

(c) The JV made purchases from Xoceco and/or its associates (as defined in the Listing Rules) such as raw materials, semi-finished products, moulds and module for production and business operations of mobile handsets. For the year ended 31st March 2003, such purchases amounted to RMB34,310,000.

The Company has been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the transaction stated in paragraph 4(c) above. This transaction has been reviewed by independent non-executive directors of the Company who have confirmed that this transaction was:

(i) entered into in the ordinary and usual course of the Group's business;

(ii) conducted either on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third party;

(iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) the aggregate amount of the transactions not exceed RMB38 million.

Related party transactions for the year are also set out in Note 28 to the accounts.

關連交易 *續*

(c) 合營公司向廈華電子及／或其聯繫人士(定義見上市規則)採購原料、半製成品、模具及模塊等，用作移動電話生產及業務運營。截止二零零三年三月三十一日年度，採購額為人民幣34,310,000元。

就上文第4(c)段所述之交易而言，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章的規定。本公司獨立非執行董事已審閱此交易並確認此交易是：

(i) 於本集團的一般及日常業務中訂立；

(ii) 按一般商業條款或按不較給予獨立第三者的條款(或獲授自(如適用))遜色的條款而進行；

(iii) 對本公司股東公平合理的條款；及

(iv) 這些交易之總金額不超過人民幣38,000,000元；

年內有關人士交易的詳情記錄在賬目附註28。

Audit Committee

The Audit Committee has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with its Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The current Committee members are Mr Wong Wai Ming (chairman), Professor Woo Chia-Wei, Mr Ting Lee Sen and Mr Zeng Maochao. The majority of the Committee members are independent non-executive directors.

The Audit Committee meets four times a year to review accounting principles and practices adopted by the Group, discuss internal control and financial reporting matters including the quarterly, interim and annual financial statements before recommending them to the Board for approval. The external auditors, CFO and the management of Finance Department and Internal Audit Department attend to answer questions on the reports or their work.

Remuneration Committee

The Remuneration Committee was established in May 2003 with responsibility of assisting the Board in determining the framework or broad policies for the remuneration of executive directors of the Company and the allocation of share options, overseeing any major changes in employee benefit structures and considering other topics as defined by the Board. The objective of such policies shall be to ensure that the members of executive management of the Company are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of the Company.

The initial Committee members are Mr Wong Wai Ming (chairman), Professor Woo Chia-Wei and Mr Zeng Maochao. The majority of the Committee members are independent non-executive directors.

審核委員會

審核委員會成立於一九九九年，主要職責是對財務賬目及內部監控制度進行獨立檢討的方式為董事會提供協助，委員會遵照職權範圍書履行職責，職權範圍書列明委員會的成員、職權、職責及會議次數。現任委員會成員是黃偉明先生(主席)、吳家瑋教授、丁利生先生及曾茂朝先生。大部份成員是獨立非執行董事。

審核委員會每年舉行四次會議，檢討本集團採納的會計原則及準則、討論內部監控及財務申報事宜，包括在提交董事會通過前，先審閱季度、中期及年度業績報表。外聘核數師、財務總監及財務部與審計部的管理人員出席委員會會議，確保委員就有關報告或工作的提問得到回應。

薪酬委員會

薪酬委員會成立於二零零三年五月，主要職責是協助董事會審議執行董事的薪酬框架和主要原則及審批購股權發放的原則、監督僱員薪酬福利結構的任何主要變化及董事會所指派的其它工作。薪酬原則確保本公司管理層得到恰當、有效的激勵以保証績效，以一個公平而負責的方式來回報他們個人對公司成功所做的貢獻。

首屆委員會成員是黃偉明先生(主席)、吳家瑋教授及曾茂朝先生。大部份成員是獨立非執行董事。

Code of best practice

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

最佳應用守則

惟非執行董事的任期乃依據本公司組織章程細則的規定須於股東週年大會上輪值告退而無訂明指定任期外，本公司於年度內一直遵守上市規則附錄十四所載的最佳應用守則。

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

核數師

賬目已經羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所膺選連任。

On behalf of the Board

承董事會命

Liu Chuanzhi
Chairman

Hong Kong, 28th May 2003

主席
柳傳志

香港，二零零三年五月二十八日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF LEGEND GROUP LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 77 to 142 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

致聯想集團有限公司列位股東之核數師報告書

(於香港註冊成立之有限公司)

本核數師已完成審核載於第77至142頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，及所採用之會計政策是否適合貴公司及貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分之憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信，我們之審核工作已為下列意見提供合理之基礎。

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

意見

本核數師認為，上述之賬目足以真實兼公平地反映貴公司及貴集團於二零零三年三月三十一日結算時之財務狀況及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28th May 2003

PricewaterhouseCoopers

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年五月二十八日

CONSOLIDATED PROFIT AND LOSS ACCOUNT 綜合損益表

For the year ended 31st March 2003 截至二零零三年三月三十一日止年度

		Note 附註	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Turnover	營業額	3	**20,233,290**	20,853,254
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利		**1,174,720**	1,008,938
Depreciation expenses	折舊費用		**(160,304)**	(143,048)
Amortisation of intangible assets	無形資產攤銷		**(15,246)**	–
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之(虧損)／收益		**(26,802)**	164,240
Interest income	利息收入		**77,233**	67,360
Profit from operations	經營溢利	4	**1,049,601**	1,097,490
Finance costs	財務費用	6	**(20)**	(11,785)
			1,049,581	1,085,705
Share of (losses)/profits of jointly controlled entities	應佔共同控制實體(虧損)／溢利		**(34,756)**	8,468
Share of profits/(losses) of associated companies	應佔聯營公司溢利／(虧損)		**13,826**	(12,979)
Profit before taxation	除稅前溢利	5	**1,028,651**	1,081,194
Taxation	稅項	7	**(26,018)**	(23,092)
Profit after taxation	除稅後溢利		**1,002,633**	1,058,102
Minority interests	少數股東權益		**14,519**	(13,202)
Profit attributable to shareholders	股東應佔溢利	10	**1,017,152**	1,044,900
Dividends	股息	11	**747,411**	383,088
Earnings per share (HK cents):	每股盈利(港仙)：			
– Basic	－基本	12	**13.55**	13.86
– Fully diluted	－全面攤薄	12	**13.54**	13.79

			Group 集團		Company 公司	
		Note 附註	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Non-current assets	**非流動資產**					
Intangible assets	無形資產	13	**120,621**	–	**–**	–
Tangible fixed assets	有形固定資產	14	**845,976**	847,316	**41,000**	3,169
Construction-in-progress	在建工程	15	**174,138**	43,866	**–**	–
Investments in subsidiaries	於附屬公司之投資	16(a)	**–**	–	**2,327,875**	2,327,875
Investments in jointly controlled entities	於共同控制實體之投資	17	**198,549**	210,432	**–**	–
Investments in associated companies	於聯營公司之投資	18	**101,613**	204,806	**–**	–
Loan to a related company	貸款予一間關連公司		**–**	–	**–**	50,034
Investment securities	證券投資	19	**73,649**	30,762	**37,890**	–
			1,514,546	1,337,182	**2,406,765**	2,381,078
Current assets	**流動資產**					
Inventories	存貨	20	**1,269,051**	855,519	**–**	–
Amounts due from subsidiaries	應收附屬公司欠款	16(b)	**–**	–	**2,188,544**	2,139,345
Amounts due from jointly controlled entities	應收共同控制實體欠款		**–**	194,132	**–**	–
Trade receivables	應收貿易賬款	21(a)	**553,516**	660,737	**–**	–
Notes receivable	應收票據	21(b)	**383,412**	17,607	**–**	–
Deposits, prepayments and other receivables	按金、預付款項及其他應收賬款		**226,748**	185,391	**89,737**	76,633
Cash and bank balances	現金及銀行結餘	22	**2,808,323**	2,441,169	**1,813,751**	1,393,909
			5,241,050	4,354,555	**4,092,032**	3,609,887
Current liabilities	**流動負債**					
Amounts due to subsidiaries	應付附屬公司欠款	16(b)	**–**	–	**87,431**	189,468
Trade payables	應付貿易賬款	23(a)	**1,588,632**	1,151,950	**–**	–
Notes payable	應付票據	23(b)	**279,381**	184,781	**–**	–
Accruals and other payables	應計費用及其他應付賬款		**630,779**	663,361	**15,427**	16,197
Tax payable	應付稅項		**8,212**	2,231	**–**	–
			2,507,004	2,002,323	**102,858**	205,665
Net current assets	**流動資產淨額**		**2,734,046**	2,352,232	**3,989,174**	3,404,222
Total assets less current liabilities	**總資產減流動負債**		**4,248,592**	3,689,414	**6,395,939**	5,785,300



			Group 集團		Company 公司	
		Note 附註	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Financed by:	資金來源：					
Share capital	股本	25	**186,934**	187,701	**186,934**	187,701
Reserves	儲備	27	**4,001,587**	3,494,333	**6,208,701**	5,597,295
Shareholders' funds	股東資金		**4,188,521**	3,682,034	**6,395,635**	5,784,996
Minority interests	少數股東權益		**59,741**	7,050	**–**	–
Deferred taxation	遞延税項	24	**330**	330	**304**	304
			4,248,592	3,689,414	**6,395,939**	5,785,300

On behalf of the Board
承董事會命

Liu Chuanzhi
柳傳志
Director
董事

Yang Yuanqing
楊元慶
Director
董事

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表

For the year ended 31st March 2003 截至二零零三年三月三十一日止年度

		Note 附註	2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Operating activities	**經營活動**			
Net cash inflow from operations	經營所得現金淨額	32	**1,150,075**	809,490
Interest received	利息收入		**77,233**	67,360
Interest paid	利息支出		**(20)**	(11,785)
Tax paid	繳付稅款		**(17,410)**	(22,047)
Net cash inflow from operating activities	經營活動所得現金淨額		**1,209,878**	843,018
Investing activities	**投資活動**			
Purchase of tangible fixed assets	購置有形固定資產		**(125,708)**	(268,536)
Sale of tangible fixed assets	出售有形固定資產		**29,727**	32,236
Payment for construction-in-progress	支付在建工程款項		**(169,000)**	(187,053)
Payment for patent acquired	購入版權		**(42,453)**	–
Purchase of investment securities	購置證券投資		**(200,237)**	(2,746)
Sale of investment securities	出售證券投資		**140,517**	23,229
Net cash inflow in respect of acquisition of subsidiaries	收購附屬公司所得現金淨額	38	**4,847**	–
Payment for acquisition of business	購買業務		**(54,613)**	–
Investment in an associated company	投資聯營公司		**(2,670)**	–
Net cash outflow in respect of disposal of subsidiaries	出售附屬公司所耗現金淨額		**–**	(127,240)
Investment in jointly controlled entities	投資共同控制實體		**(24,289)**	(250,747)
Repayment of advance from an associated company	聯營公司償還所欠貸款		**50,034**	10,004
Proceeds from disposal of an associated company	出售聯營公司所得款項		**27,286**	37,736
Dividends received from associated companies	已收聯營公司股息		**6,892**	–
Net cash outflow from investing activities	投資活動所耗現金淨額		**(359,667)**	(733,117)
Net cash inflow before financing	未計融資前所得現金淨額		**850,211**	109,901

		Note 附註	2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Financing activities	**融資活動**	33		
Exercise of share options and issue of new shares	行使購股權及發行新股份		**1,887**	143,949
Repurchase of shares	回購股份		**(79,399)**	(263,761)
Dividends paid	支付股息		**(405,276)**	(294,578)
Increase in bank loans	銀行貸款增加		**-**	121,495
Decrease in loans from minority shareholders of a subsidiary	附屬公司少數股東借款之減少		**-**	(4,840)
Net cash outflow from financing	融資所耗現金淨額		**(482,788)**	(297,735)
Increase/(decrease) in cash and cash equivalents	現金及等同現金增加／(減少)		**367,423**	(187,834)
Cash and cash equivalents at the beginning of the year	年初現金及等同現金		**2,441,169**	2,633,651
Effect of foreign exchange rate changes	匯率變動之影響		**(269)**	(4,648)
Cash and cash equivalents at the end of the year	年終現金及等同現金	34	**2,808,323**	2,441,169

		Note 附註	2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Total equity at the beginning of the year	年初權益總額		**3,682,034**	3,882,922
Deficit in fair market value of investment securities	投資證券之公平市值虧損	27	**(20,891)**	(36,058)
Exchange differences arising from translation of foreign subsidiaries, associated companies and jointly controlled entities	折算海外附屬公司、聯營公司及共同控制實體之賬目時所產生之匯兑差額	27	**156**	3,819
Net losses not recognised in the profit and loss account	未於損益賬中確認之虧損淨額		**(20,735)**	(32,239)
Profit for the year	本年度溢利		**1,017,152**	1,044,900
Reserves realised upon disposal of investment securities	於出售證券投資時變現之儲備	27	**(7,120)**	(13,518)
Total recognised gains	已確認收入總額		**989,297**	999,143
Goodwill written (off)/back arising from disposal of subsidiaries	清理附屬公司時所(撇除)／沖回之商譽	27	**(22)**	22,897
Exercise of share options	行使購股權	27	**1,887**	145,755
Repurchase of shares	購回股份	27	**(79,399)**	(265,567)
Dividends paid	已付股息	27	**(405,276)**	(1,103,116)
Total equity at the end of the year	年末權益總額		**4,188,521**	3,682,034

1 Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAP") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised) : Presentation of financial statements
SSAP 11 (revised) : Foreign currency translation
SSAP 15 (revised) : Cash flow statements
SSAP 34 (revised) : Employee benefits

The adoption of the above SSAPs has no material effect on the Group's accounts.

1 編製基準

本賬目乃根據香港公認會計原則及香港會計師公會頒佈之會計準則編製。賬目並根據歷史成本常規法編製，惟如下文會計政策所披露，證券投資乃以公平價值入賬。

本年度，本集團採納以下會計師公會頒佈之會計實務準則，該等會計實務準則於二零零二年一月一日或以後開始之會計期間生效：

會計實務準則第1號(經修訂) ： 財務報表之呈報
會計實務準則第11號(經修訂)： 外幣折算
會計實務準則第15號(經修訂)： 現金流量表
會計實務準則第34號(經修訂)： 員工福利

採納上述會計實務準則對本集團之賬目並無重大影響。

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st March. A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

2 主要會計政策

在編製綜合賬目時所採用之主要會計政策載列如下：

(a) 綜合基準

(i) 本綜合賬目包括本公司及各附屬公司於三月三十一日之賬目。附屬公司乃指本公司直接或間接控制其逾半數表決權；有權監管其財政及營運政策；可委任或罷免其董事會之大多數成員；或可在其董事會會議上投大多數票之公司。

2 Principal accounting policies *continued*

(a) Basis of consolidation *continued*

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the net sales proceeds and the Group's share of its net assets together with any unamortised goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(ii) All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(iv) In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策 *續*

(a) 綜合基準 *續*

於本年度內購入或售出之附屬公司之業績，由收購生效日期起或迄至出售生效日期止(如適用)計入綜合損益表。

出售附屬公司之盈虧指出售所得款項淨額與本集團所佔其資產淨值連同過往並未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽或資本儲備以及任何相關累計外匯換算儲備兩者間之差額。

(ii) 本集團內各公司間之所有重大交易及結餘均於綜合賬目時抵銷。

(iii) 少數股東權益乃指外界股東應佔附屬公司經營業績及資產淨值之權益。

(iv) 附屬公司投資乃按成本值扣除減值虧損準備後列入本公司資產負債表。附屬公司之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation and accumulated impairment losses) on acquisition.

(iii) The gain or loss on the disposal of a jointly controlled entity represents the difference between the net sales proceeds and the Group's share of its net assets together with any unamortised goodwill/negative goodwill which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(iv) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策 *續*

(b) 合營企業

(i) 合營企業乃一項合約協議，據此，本集團及其他訂約方進行經濟活動，而該項經濟活動乃雙方共同控制，概無參與者可單方面控制該項經濟活動。

(ii) 綜合損益表包括本年度本集團應佔共同控制實體業績，而綜合資產負債表包括本集團應佔共同控制實體之資產淨值及因收購而產生之商譽／負商譽(扣除累計攤銷及累計減值撥備)。

(iii) 出售共同控制實體之盈虧指出售收入淨額與本集團所佔其資產淨值連同過往未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽／負商譽以及任何相關累計外匯換算儲備兩者之差額。

(iv) 共同控制實體投資乃按成本扣除減值虧損撥備後列入本公司資產負債表。共同控制實體之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(c) Associated companies

(i) An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

(ii) The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation and accumulated impairment losses) on acquisition.

(iii) The gain or loss on the disposal of an associated company represents the difference between the net sales proceeds and the Group's share of its net assets together with any unamortised goodwill/negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(iv) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策 續

(c) 聯營公司

(i) 聯營公司乃指除附屬公司或合資公司以外，其股權乃長期持有，其管理決策受重大影響之公司。

(ii) 綜合損益賬包括年度內本集團應佔聯營公司業績之部分，而綜合資產負債表則包括本集團應佔聯營公司資產淨值之部分及因收購而產生之商譽／負商譽（扣除累計攤銷及累計減值撥備）。

(iii) 出售聯營公司之盈虧指出售所得款項與本集團所佔其資產淨值連同過往未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽／負商譽以及任何相關累計外匯換算儲備兩者之差額。

(iv) 聯營公司投資乃按成本值扣除減值虧損準備後列入本公司資產負債表。聯營公司之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(d) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(e) Tangible fixed assets

(i) *Land use rights, leasehold land and buildings/ improvements*

Land use rights, leasehold land and buildings/ improvements are stated at cost less accumulated amortisation or depreciation and accumulated impairment losses.

Land use rights are amortised on a straight-line basis over the land use rights periods ranging from 20 to 50 years.

Amortisation of leasehold land is calculated to write off its cost to its estimated residual value over the unexpired period of the lease or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

2 主要會計政策 *續*

(d) 外幣換算

本年度之外幣交易乃按交易日之兌換率換算為港元。以外幣定值之資產及負債均按結算日之兌換率換算為港元後納入賬目內。由此產生之匯兌差額已撥入損益表中處理。

以外幣列賬之附屬公司、共同控制實體及聯營公司之資產負債表按結算日之匯率換算，而損益表則以平均匯率換算。產生之匯兌差額則撥入儲備變動處理。

(e) 有形固定資產

(i) *土地使用權、租約土地及樓宇／裝修*

土地使用權、租約土地及樓宇／裝修按成本值扣除累計攤銷或折舊及累計減值入賬。

土地使用權按土地使用權年期20至50年期以直線法攤銷。

租約土地攤銷乃按其租約尚餘年期或預計可供本集團使用之50年期(取其較短者)撇銷其成本值至其估計殘餘價值。所採用之主要攤銷年率為2%至5%。

2 Principal accounting policies *continued*

(e) Tangible fixed assets *continued*

(i) Land use rights, leasehold land and buildings/improvements continued

Depreciation on buildings is calculated to write off their cost to their estimated residual value over the unexpired period of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation of leasehold improvements is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group of 5 years or unexpired periods of the leases whichever is shorter. The principal annual rate used for this purpose is 20%.

(ii) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost to their estimated residual value on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are 20% to 33%.

2 主要會計政策 *續*

(e) 有形固定資產 *續*

(i) 土地使用權、租約土地及樓宇／裝修 續

樓宇折舊乃按其租約尚餘年期或預計可供本集團使用之50年期(取其較短者)撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為2%至5%。

租約物業裝修之折舊乃採用直線法按其預計可供本集團使用之5年期或租約尚餘年期(取其較短者)撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為20%。

(ii) 其他有形固定資產

其他有形固定資產乃按成本值扣除累計折舊及累計減值虧損入賬。其他有形固定資產之折舊乃採用直線法按其預計可供本集團使用年期撇銷其成本值至其估計殘餘價值。所採用之主要折舊年率為20%至33%。

2 Principal accounting policies *continued*

(e) Tangible fixed assets *continued*

(iii) Impairment of tangible fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and tangible fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(iv) Gain or loss on disposal of tangible fixed assets

Gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(v) Cost of restoring and improving tangible fixed assets

Major costs incurred in restoring tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the commencement date, less any accumulated impairment losses. No depreciation is provided on construction-in-progress. On completion, the building and plant and machinery are transferred to tangible fixed assets at cost less accumulated impairment losses.

2 主要會計政策 *續*

(e) 有形固定資產 *續*

(iii) 有形固定資產減值

於各結算日，內部及外來資料來源被視為用以評估有否任何跡象顯示包括於在建工程及有形固定資產之資產出現減值。倘存在減值跡象，資產之可收回價值將予評估及(如適用)減值虧損將予確認以將資產減至其可收回價值。該減值虧損於損益表確認。

(iv) 出售有形固定資產之盈虧

出售有形固定資產之盈虧乃指出售收入淨額與相關資產賬面價值兩者間之差額，有關數額已於損益賬內確認。

(v) 有形固定資產之整修及改良成本

整修有形固定資產使其達致正常運作狀況所產生之主要費用自損益賬中扣除。改良費用則會資本化，並按預計可供本集團使用之年期計算折舊。

(f) 在建工程

在建工程按成本值入賬。成本包括收購或興建樓宇、廠房及機械之所有直接及間接成本，以及在興建、安裝及測試期間以及投產日期前所借入有關資金之利息費用及匯率差額扣除任何累計減值虧損。賬內並無對在建工程作出折舊準備。樓宇、廠房及機械於落成後將轉撥為有形固定資產，按成本扣除任何累計減值虧損列賬。



2 Principal accounting policies *continued*

(g) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the date of acquisition.

Goodwill on acquisition occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 20 years. For all other acquisitions goodwill is generally amortised over 3 to 10 years.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the consolidated profit and loss account.

2 主要會計政策 *續*

(g) 無形資產

(i) 商譽

商譽指購入附屬公司、共同控制實體及聯營公司於收購日所付出之成本超過本集團應佔該等公司資產淨值的公平價值之差額。

於二零零一年一月一日或之後因收購產生之商譽載入無形資產內，並按其估計可使用年期以直線法攤銷。因本集團為擴大其產品種類或市場覆蓋範圍而進行之重大策略性收購而產生之商譽乃按最多20年之年期攤銷。就所有其他收購而言，商譽一般按3至10年之年期攤銷。

會計實務準則第31號規定用以確定資產以不超過其可收回價值入賬之應用程序。資產之可收回價值被界定為其售價淨額及其使用價值兩者之較高者。本集團釐定其資產之使用價值(包括固定資產、以購入法處理因企業合併而產生之商譽及無形資產)為估計日後之現金流量現值連同於其可使用年期完結時之估計出售所得款項。本集團須於各結算日評估資產有否出現可能減值之跡象，倘出現減值跡象，則須釐定資產之可收回金額。任何因此而確定之減值虧損於綜合損益表中扣除。

2 Principal accounting policies *continued*

(g) Intangible assets *continued*

(i) Goodwill continued

In accordance with the provisions of Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill perviously eliminated against/credited to reserves" issued by HKSA, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the consolidated profit and loss account.

(ii) Patents and trademarks

Expenditure on acquired patents, trademarks and licenses is capitalised and amortised using the straight-line method over their useful lives, but not exceeding 20 years. Patents, trademarks and licenses are not revalued as there is no active market for these assets.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(h) Investment securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is

2 主要會計政策 *續*

(g) 無形資產 *續*

(i) 商譽 續

根據香港會計師公會頒佈之第13條詮釋「商譽－曾於儲備中撇銷／計入之商譽及負商譽之持續規定」之條文，商譽減值之評估亦應用於之前於儲備中撇銷之商譽，而該商譽不會於採納會計實務準則第30號時重訂。任何就之前於儲備中撇銷之商譽而確認之減值虧損將於綜合損益表中確認為開支。

(ii) 專利權及商標

購入專利權、商標及牌照之開支將予資本化，並以直線法按不超過20年之可使用年期攤銷。由於專利權、商標及牌照並無活躍市場，故其價值不會進行重估。

(iii) 無形資產減值

倘存在減值跡象，則任何無形資產(包括之前於儲備中撇除之商譽)之賬面值須進行評估及即時撇減至其可收回價值。

(h) 證券投資

並非持作買賣用途之投資乃按結算日之公平值列賬。個別證券公平值之變動乃於有關證券出售或確定減值時計入投資重估儲備或自投資重估儲備扣除。出售後，有關證券之累計盈餘或虧損，即出售收入淨額與相關證券賬面值兩者間之差額，連同轉撥自投資重估儲備之任何盈餘／虧損在損益賬中處理。

2 Principal accounting policies *continued*

(h) Investment securities *continued*

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

2 主要會計政策 *續*

(h) 證券投資 *續*

個別投資會作定期檢討，以決定彼等有否減值，倘投資被視作減值，記錄於重估儲備之累計虧損將於損益賬中處理。

當導致減值的情況及事項不再存在，則以前曾從重估儲備轉撥至損益賬的減值金額應予以回撥。

(i) 存貨

存貨按成本值及可變現淨值兩者之較低者計算。成本乃按加權平均基準釐定。在製品及製成品(貿易產品除外)之成本包括直接材料、直接人工及間接生產開支之應佔部分。貿易產品之成本則包括購貨之票面值減退貨及折扣。可變現淨值則按預期銷售所得減估計銷售開支之基準計算。

(j) 應收賬款

應收賬款倘被視作呆賬即作出準備。資產負債表內之應收賬款已扣除該準備。

2 Principal accounting policies *continued*

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

2 主要會計政策 *續*

(k) 現金及等同現金

現金及等同現金於資產負債表中以成本值入賬。就現金流量表而言，現金及等同現金包括手頭現金及按通知持有之銀行存款。

(l) 撥備

當本集團因過往事件而須承擔現有法律或推定責任，而在承擔責任時有可能令資源流出，同時責任金額能夠可靠地作出估計，則會確認撥備。當本集團預計準備可獲償付且實際上確定時，則將償付確認為一項獨立資產。

(m) 或然負債

或然負債乃一項因過往事件產生之承擔，而該等過往事件之存在僅可由一項或多項並非由本集團全權控制之日後不明朗事件之存在與否確定。或然負債亦可為一項因不大可能需要耗用經濟資源或承擔之金額未能可靠地計算而未有確認之過往事件產生之現有承擔。

或然負債未有予以確認，惟已於賬目附註中披露。倘耗用經濟資源之可能性出現變動致使有可能需耗用經濟資源，則或然負債將確認為撥備。

2 Principal accounting policies *continued*

(n) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in foreseeable future.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(p) Revenue

Revenue from the sale of goods is recognised on the transfer of ownership, which generally coincides with the time of shipment. Revenue from provision of systems integration service is recognised when services are rendered. Revenue from provision of internet service is recognised when services are rendered. Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable. Dividend income is recognised when the right to receive payment is established.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave, sick leave and maternity leave are not recognised until the time of leave.

2 主要會計政策 *續*

(n) 遞延稅項

為課稅而計算之盈利與賬目所示之盈利兩者間之時差，若預期將於可預見將來導致資產與負債之收付，即按現行稅率計算遞延稅項。

(o) 經營租約

資產擁有權之報酬及風險大部分由租賃公司承擔之租約列為經營租約。經營租約之應付租金按租約年期以直線法自損益賬中扣除。

(p) 收入

銷售貨品所得收入於貨品擁有權轉讓予買方時(即通常於付運時)確認。提供系統集成服務所得收入則於提供服務時確認。提供互聯網服務所得收入則於提供服務時確認。利息收入以未提取之本金金額及適用利率按時間比例基準計算。股息收入在收取股息之權利確定時確認。

(q) 僱員福利

(i) 僱員休假權利

僱員享有年假、病假及分娩假之權利於休假時方予確認。

2 Principal accounting policies *continued*

(q) Employee benefits *continued*

(ii) Pension obligations

The Group's contributions to the defined contribution retirement scheme for qualified Hong Kong employees are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

In addition, the Group's contributions to respective local municipal government retirement schemes in Chinese mainland are expensed as incurred while the local municipal governments in Chinese mainland undertake to assume the retirement benefit obligations of the qualified employees in Chinese mainland.

(iii) Share options

No employee benefits cost is recognised when options are granted. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format and business as the secondary reporting format.

Segment assets of geographical segments consist primarily of tangible fixed assets, construction-in-progress, inventories and receivables, and mainly exclude investments in jointly controlled entities, investments in associated companies, investment securities and cash and cash equivalents. Segment liabilities comprise operating liabilities and exclude tax payable and deferred taxation. Capital expenditure comprises additions to tangible fixed assets and construction-in-progress.

2 主要會計政策 *續*

(q) 僱員福利 *續*

(ii) 退休金承擔

本集團為合資格香港僱員向定額供款退休計劃作出之供款乃於產生時列作支出。僱員於全數領取供款利益前退出計劃而被沒收之供款額，可以用作減少集團之供款。該計劃之資產與本集團之資產分開持有，並由一獨立管理基金保管。

本集團亦參加中國大陸各地方政府設立的退休計劃，供款乃於產生時列作支出。中國大陸地方政府承諾負責所有中國大陸合資格之退休僱員的退休福利承擔。

(iii) 購股權

授出購股權時並不確認為員工福利成本。當購股權被行使時，所收款項將增至權益內。

(r) 分類呈報

根據本集團之內部財務呈報方式，本集團議決地域分類乃按基本呈報方式呈報，而業務分類則按輔助呈報方式呈報。

按地域的分類資產主要包括有形固定資產、在建工程、存貨及應收賬款，惟主要不包括共同控制實體投資、聯營公司投資、證券投資及現金及等同現金。分類負債包括經營負債，惟不包括應付税項及遞延税項。資本性開支包括添置有形固定資產及在建工程。


96

2 Principal accounting policies *continued*

(r) Segment reporting *continued*

In presenting on the basis of business segments, tangible fixed assets and construction-in-progress are excluded from segment assets.

2 主要會計政策 續

(r) 分類呈報 續

按業務分類呈報時，分類資產並不包括有形固定資產及在建工程。

3 Turnover, revenue and segment information

The Group is principally engaged in the provision of advanced information technology ("IT") products and services. Revenues recognised during the year are as follows:

3 營業額、收益及分類資料

本集團主要提供高科技(「IT」)產品及服務。年內確認之收入如下：

		Group 集團	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Corporate IT business	企業IT業務	**10,803,311**	10,077,796
Consumer IT business	消費IT業務	**6,822,633**	7,400,769
Handheld device business	手持設備業務	**1,440,328**	216,434
IT service business	IT服務業務	**183,800**	–
Contract manufacturing business	合同製造業務	**983,218**	1,533,864
Others	其他	**–**	1,624,391
		20,233,290	20,853,254

Primary reporting format – geographical segments

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions – the People's Republic of China, including Chinese mainland and Hong Kong (the "PRC"), Asia Pacific (excluding PRC), North America and Europe.

There are no material sales or other transactions among the geographical segments.

基本列報方式 – 地域分類

本集團透過其附屬公司、共同控制實體及聯營公司於四個主要地域－中華人民共和國(包括中國大陸及香港)(「中國」)、亞太區(中國除外)、北美洲及歐洲經營業務。

地域分類間並無任何重大銷售或其他交易。

3 Turnover, revenue and segment information *continued*

Primary reporting format – geographical segments *continued*

In presenting information on the basis of geographical segments, segment turnover and segment operating results are based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The segment turnover and segment operating results, if based on geographical location of assets, are all categorised under PRC operations.

Secondary reporting format – business segments

The Group is categorised into 5 main business segments:

- Corporate IT business
- Consumer IT business
- Handheld device business
- IT service business
- Contract manufacturing business

Other operations of the Group last year mainly comprised business operated by Digital China Holdings Limited ("DCHL") and its subsidiaries ("DCHL Group"), including sales of foreign brand computers and related products and provision of system integration services.

There are no material sales or other transactions among the business segments.

3 營業額、收益及分類資料 續

基本列報方式 — 地域分類 續

按地域分類呈列資料時，分類營業額及業績乃按客戶所在地域呈列。分類資產則按資產之所在地域呈列。分類營業額及業績如按資產之所在地域呈列，則彼等皆在中國區域。

輔助列報方式 — 業務分類

本集團之業務主要分為五部份：

- 企業IT業務
- 消費IT業務
- 手持設備業務
- IT服務業務
- 合同製造業務

上年度本集團其他業務主要包括神州數碼控股有限公司(「神州數碼」)及其附屬公司(統稱「神州數碼集團」)的業務，包括銷售外國電腦及相關產品和提供系統集成服務。

業務分類間並無重大銷售或其他交易。

3 Turnover, revenue and segment information *continued* 3 營業額、收益及分類資料 續

(a) Primary reporting format – geographical segments (a) 基本列報方式 — 地域分類

		PRC 中國 2003 HK$'000 港幣千元	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2003 HK$'000 港幣千元	North America 北美洲 2003 HK$'000 港幣千元	Europe 歐洲 2003 HK$'000 港幣千元	Group Total 集團合計 2003 HK$'000 港幣千元
Profit and loss account	**損益表**					
Turnover	營業額	9,738,075	5,818	14,999	474,398	20,233,290
Segment operating results	分類經營業績	,011,204	(412)	130	3,494	1,014,416
Losses on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之虧損	(26,802)	-	-	-	(26,802)
Amortisation of intangible assets	無形資產攤銷	(15,246)	-	-	-	(15,246)
Finance income	財務收入					77,233
Finance costs	財務費用					(20)
Contribution to operating profit	盈利貢獻					1,049,581
Share of losses of jointly controlled entities	應佔共同控制實體虧損	756)	-	-	-	(34,756)
Share of profits of associated companies	應佔聯營公司溢利	,826	-	-	-	13,826
Profit before taxation	除税前溢利					1,028,651
Taxation	税項					(26,018)
Profit after taxation	除税後溢利					1,002,633
Minority interests	少數股東權益					14,519
Profit attributable to shareholders	股東應佔溢利					1,017,152

3 Turnover, revenue and segment information *continued*

3 營業額、收益及分類資料 續

(a) Primary reporting format – geographical segments *continued*

(a) 基本列報方式 – 地域分類 續

		PRC 中國 2003 HK$'000 港幣千元	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2003 HK$'000 港幣千元	North America 北美洲 2003 HK$'000 港幣千元	Europe 歐洲 2003 HK$'000 港幣千元	Group Total 集團合計 2003 HK$'000 港幣千元
Balance sheet	**資產負債表**					
Segment assets	分類資產	3,184,037	-	1,723	40,333	3,226,093
Investments in jointly controlled entities	共同控制實體投資	198,549	-	-	-	198,549
Investments in associated companies	聯營公司投資	101,613	-	-	-	101,613
Investment securities	證券投資	71,392	2,257	-	-	73,649
Unallocated assets	未分配資產					3,155,692
Consolidated total assets	綜合資產總額					6,755,596
Segment liabilities	分類負債	2,492,220	-	3,104	3,468	2,498,792
Tax liabilities	税項負債					8,542
Consolidated total liabilities	綜合負債總額					2,507,334
Capital expenditure	資本開支	337,161	-	-	-	337,161
Depreciation	折舊	158,985	-	405	914	160,304

3 Turnover, revenue and segment information *continued* 3 營業額、收益及分類資料 續

(a) Primary reporting format – geographical segments *continued* (a) 基本列報方式 – 地域分類 續

		PRC 中國 2002 HK$'000 港幣千元	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2002 HK$'000 港幣千元	North America 北美洲 2002 HK$'000 港幣千元	Europe 歐洲 2002 HK$'000 港幣千元	Group Total 集團合計 2002 HK$'000 港幣千元
Profit and loss account	**損益表**					
Turnover	營業額	19,702,459	282,283	104,872	763,640	20,853,254
Segment operating results	分類經營業績	772,684	30,500	17,833	44,873	865,890
Gains on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益	164,240	–	–	–	164,240
Finance income	財務收入					67,360
Finance costs	財務費用					(11,785)
Contribution to operating profit	盈利貢獻					1,085,705
Share of profits of jointly controlled entities	應佔共同控制實體溢利	8,468	–	–	–	8,468
Share of losses of associated companies	應佔聯營公司虧損	(12,979)	–	–	–	(12,979)
Profit before taxation	除稅前溢利					1,081,194
Taxation	稅項					(23,092)
Profit after taxation	除稅後溢利					1,058,102
Minority interests	少數股東權益					(13,202)
Profit attributable to shareholders	股東應佔溢利					1,044,900

3 Turnover, revenue and segment information *continued*

(a) Primary reporting format – geographical segments *continued*

3 營業額、收益及分類資料 續

(a) 基本列報方式 – 地域分類 續

		PRC 中國 2002 HK$'000 港幣千元	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2002 HK$'000 港幣千元	North America 北美洲 2002 HK$'000 港幣千元	Europe 歐洲 2002 HK$'000 港幣千元	Group Total 集團合計 2002 HK$'000 港幣千元
Balance sheet	**資產負債表**					
Segment assets	分類資產	2,363,863	–	1,804	55,997	2,421,664
Investments in jointly controlled entities	共同控制實體投資	210,432	–	–	–	210,432
Investments in associated companies	聯營公司投資	204,806	–	–	–	204,806
Investment securities	證券投資	11,491	19,271	–	–	30,762
Unallocated assets	未分配資產					2,824,073
Consolidated total assets	綜合資產總額					5,691,737
Segment liabilities	分類負債	1,980,340	–	3,820	15,932	2,000,092
Tax liabilities	稅項負債					2,561
Consolidated total liabilities	綜合負債總額					2,002,653
Capital expenditure	資本開支	455,589	–	–	–	455,589
Depreciation	折舊	141,906	–	325	817	143,048

3 Turnover, revenue and segment information *continued*

(b) Secondary reporting format – business segments

3 營業額、收益及分類資料 *續*

(b) 輔助列報方式 – 業務分類

		Group 集團		
		Turnover 營業額 2003 HK$'000 港幣千元	Contribution to operating profit 盈利貢獻 2003 HK$'000 港幣千元	Consolidated total assets 綜合資產總額 2003 HK$'000 港幣千元
Corporate IT business	企業IT業務	10,803,311	744,153	1,270,124
Consumer IT business	消費IT業務	6,822,633	363,527	384,831
Handheld device business	手持設備業務	1,440,328	29,017	316,471
IT service business	IT服務業務	183,800	(61,405)	78,111
Contract manufacturing business	合同製造業務	983,218	8,554	156,442
Amortisation of goodwill	商譽攤銷	–	(7,463)	–
Losses on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之虧損	–	(26,802)	–
Investments in jointly controlled entities	共同控制實體投資	–	–	198,549
Investments in associated companies	聯營公司投資	–	–	101,613
Investment securities	證券投資	–	–	73,649
Unallocated assets	未分配資產	–	–	4,175,806
		20,233,290	1,049,581	6,755,596

3 Turnover, revenue and segment information *continued*

(b) *Secondary reporting format – business segments continued*

3 營業額、收益及分類資料 續

(b) 輔助列報方式 － 業務分類 續

		Group 集團		
		Turnover 營業額 2002 HK$'000 港幣千元	Contribution to operating profit 盈利貢獻 2002 HK$'000 港幣千元	Consolidated total assets 綜合資產總額 2002 HK$'000 港幣千元
Corporate IT business	企業IT業務	10,077,796	573,077	917,799
Consumer IT business	消費IT業務	7,400,769	234,335	394,428
Handheld device business	手持設備業務	216,434	(18,906)	26,393
Contract manufacturing business	合同製造業務	1,533,864	147,901	191,862
Others	其他	1,624,391	(14,942)	–
Gains on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益	–	164,240	–
Investments in jointly controlled entities	共同控制實體投資	–	–	210,432
Investments in associated companies	聯營公司投資	–	–	204,806
Investment securities	證券投資	–	–	30,762
Unallocated assets	未分配資產	–	–	3,715,255
		20,853,254	1,085,705	5,691,737

4 Profit from operations

4 經營溢利

(a)

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Turnover	營業額	**20,233,290**	20,853,254
Cost of sales	銷售成本	**(17,234,746)**	(18,070,819)
Gross profit	毛利	**2,998,544**	2,782,435
Other revenue	其他收入	**77,233**	67,360
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之(虧損)/收益	**(26,802)**	164,240
		3,048,975	3,014,035
Distribution expenses	分銷費用	**(1,393,990)**	(1,390,571)
Administrative expenses	行政費用	**(328,736)**	(363,851)
Other operating expenses	其他經營費用	**(261,402)**	(162,123)
Amortisation of intangible assets	無形資產攤銷	**(15,246)**	–
Total operating expenses *(Note (b))*	經營費用總額 *(附註(b))*	**(1,999,374)**	(1,916,545)
Profit from operations	經營溢利	**1,049,601**	1,097,490

(b) Analysis of total operating expenses by nature:

(b) 根據費用性質之經營費用總額分析：

		2003	2002
Selling expenses	銷售費用	**(379,842)**	(382,372)
Promotional and advertising expenses	推廣及廣告費用	**(425,143)**	(397,352)
Staff costs (including directors' emoluments) *(Note 8)*	員工成本(包括董事酬金) *(附註8)*	**(688,519)**	(674,920)
Other expenses	其他費用	**(490,624)**	(461,901)
Amortisation of intangible assets	無形資產攤銷	**(15,246)**	–
Total operating expenses	經營費用總額	**(1,999,374)**	(1,916,545)

5 Profit before taxation

5 除稅前溢利

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Profit before taxation is stated after charging the following:	除稅前溢利已扣除下列項目：		
Charging	**扣除**		
Auditors' remuneration	核數師酬金	**2,698**	2,811
Depreciation of owned tangible fixed assets	自置有形固定資產折舊	**160,304**	143,048
Cost of inventories sold	已售存貨成本	**16,965,244**	17,870,575
Rental expenses under operating leases	經營租約之租金支出	**67,900**	88,885
Research and development expenses	研發費用	**314,182**	118,744
Loss on disposal of tangible fixed assets	出售有形固定資產之虧損	**3,110**	1,440
Net exchange loss	匯兑虧損淨額	**13,346**	9,309

6 Finance costs

6 財務費用

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Interest payable on bank loans and overdrafts	銀行貸款及透支應付利息	**20**	10,968
Other interest	其他利息	**–**	817
Total finance costs	財務費用總額	**20**	11,785

7 Taxation

(a) Hong Kong profits tax has been provided for at the rate of 16% (2002: 16%) on the estimated assessable profit for the year.

(b) Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries operating outside Hong Kong including the Chinese mainland, calculated at rates applicable in the respective jurisdictions.

(c) The amount of taxation charged to the consolidated profit and loss account represents:

7 稅項

(a) 香港利得稅已按本年度估計應課稅溢利並按稅率16%(二零零二年：16%)作撥備。

(b) 香港以外地區之稅項乃按各司法權區適用稅率計算於香港以外地區(包括中國大陸)經營之附屬公司之應課稅溢利之稅項開支。

(c) 於綜合損益賬內扣除之稅項包括：

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Hong Kong profits tax	香港利得稅	**–**	4,120
Taxation outside Hong Kong	香港以外地區之稅項	**23,730**	20,985
Overprovision in prior years	上年度超額撥備	**(339)**	(1,702)
Deferred taxation *(Note 24)*	遞延稅項 *(附註 24)*	**–**	(23)
		23,391	23,380
Share of taxation attributable to:	應佔稅項：		
Jointly controlled entities	共同控制實體	**1,416**	–
Associated companies	聯營公司	**1,211**	(288)
		26,018	23,092

(d) Pursuant to various approval documents issued by the Chinese mainland tax authority, certain Chinese mainland subsidiaries of the Group are entitled to preferential Chinese mainland income tax treatments.

Legend (Beijing) Limited is entitled to preferential Chinese mainland income tax rate of 7.5% for the three years ending 31st December 2003.

Legend Mobile Communication Co. Ltd. is exempted from Chinese mainland income tax for two years commencing 1st January 2002.

Other major Chinese mainland subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from Chinese mainland income tax for two to three years commencing 1st January 2001 and a 50% Chinese mainland income tax reduction for the following three years.

(d) 根據中國大陸稅務機關所發出的批文，本集團於中國大陸的附屬公司享有若干中國大陸所得稅稅務優惠。

聯想(北京)有限公司於截至二零零三年十二月三十一日止三個年度享有中國大陸所得稅優惠稅率7.5%。

聯想移動通信科技有限公司自二零零二年一月一日起獲豁免繳交中國大陸所得稅兩年。

其他於深圳、北京及惠陽之重要中國大陸附屬公司則由二零零一年一月一日起免交中國大陸所得稅兩年至三年及隨後三年獲中國大陸所得稅減半的優惠。

8 Staff costs

8 僱員成本

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Wages, salaries and bonuses	薪酬及花紅	**581,465**	578,581
Social securities costs	社會保障成本	**42,858**	24,187
Pension costs (Note (b))	退休成本 *(附註(b))*	**41,216**	28,664
Others	其他	**89,898**	88,543
		755,437	719,975

Notes:

(a) Included in the above balance are the staff costs of HK$688,519,000 (2002: HK$674,920,000) which are included in operating expenses (Note 4(b)).

(b) The Group contributes to a defined contribution retirement scheme and respective local municipal government retirement schemes which are available to all qualified employees in Hong Kong and Chinese mainland respectively. Contributions to these schemes are calculated as a percentage of the employees' salaries, bonuses and allowances.

The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Group to the schemes.

The Group's contributions to the defined contribution retirement scheme are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling HK$352,811 (2002: HK$247,178) were utilised during the year leaving no amount available at the year end to reduce further contributions. The assets of the defined contribution scheme are held separately from those of the Group in an independently administered fund.

附註：

(a) 上述結餘包括計入經營費用(附註4(b))內之員工成本港幣688,519,000元(二零零二年：港幣674,920,000元)。

(b) 集團向定額供款退休金計劃及地方政府退休金計劃均作出供款。所有香港和中國大陸合資格僱員皆可參與。該等計劃之供款乃根據僱員之薪酬、花紅及津貼按百分比計算。

在損益賬扣除之退休金計劃成本指集團於該等計劃應付之供款。

因僱員在取得全數供款前退出定額供款計劃而沒收之供款可用作減少集團之供款。沒收之供款合共港幣352,811元(二零零二年：港幣247,178元)已於年內運用。於年結日並無餘下結存可用作進一步減低供款。定額供款計劃之資產與集團之資產分開持有，由獨立管理之基金保管。



8 Staff costs *continued*

Commencing 1st December 2000, the Group's Hong Kong employees are required to contribute 5% of their basic salary plus cash allowances (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service.

8 僱員成本 續

自二零零零年十二月一日起，本集團之香港僱員須按彼等之基本工資連同現金津貼之5%作出供款(須受強制性公積金法例之上限要求之規限)，而當僱員之服務期滿五年及十年後，僱主之供款則分別為7.5%及10%。

9 Emoluments of directors and highest paid individuals

(a) The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

9 董事及最高薪人士之酬金

(a) 年內，本公司之董事酬金總額如下：

		Directors 董事		Independent non-executive directors 獨立非執行董事	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Fees	袍金	**–**	–	**375**	360
Other emoluments:	其他酬金：				
Basic salaries, allowances and benefits-in-kind	底薪、津貼及實物利益	**20,667**	33,270	**–**	–
Retirement benefit costs	退休福利成本	**339**	386	**–**	–
		21,006	33,656	**375**	360

Certain directors of the Company have been granted options to acquire shares of the Company.

若干董事曾獲授購股權，以認購本公司之股份。

The emoluments of the directors disclosed above do not include the benefits derived or to be derived from the options granted under the Company's share option schemes. Details of the share options granted to and/or exercised by the directors are disclosed on page 52.

上文披露之董事酬金並不包括根據本公司購股權計劃授予之購股權之利益。授予董事及／或由董事行使之購股權之詳情記錄在第52頁。

9 Emoluments of directors and highest paid individuals *continued*

9 董事及最高薪人士之酬金 *續*

(b) The number of directors whose emoluments fall within the following bands are as follows:

(b) 各董事酬金幅度及人數如下：

		Directors 董事		Independent non-executive directors 獨立非執行董事	
HK$	港幣	**2003**	2002	**2003**	2002
From 0 to 1,000,000	零至1,000,000	**–**	1	**3**	2
From 2,000,001 to 2,500,000	2,000,001至2,500,000	**1**	–	**–**	–
From 3,500,001 to 4,000,000	3,500,001至4,000,000	**–**	1	**–**	–
From 4,000,001 to 4,500,000	4,000,001至4,500,000	**1**	1	**–**	–
From 5,500,001 to 6,000,000	5,500,001至6,000,000	**1**	1	**–**	–
From 7,500,001 to 8,000,000	7,500,001至8,000,000	**–**	1	**–**	–
From 8,000,001 to 8,500,000	8,000,001至8,500,000	**1**	–	**–**	–
From 11,500,001 to 12,000,000	11,500,001至12,000,000	**–**	1	**–**	–
		4	6	**3**	2

(c) Among the five highest paid employees, four (2002: all) are directors whose remunerations are included in the directors' emoluments above. The emoluments payable to the remaining one (2002: nil) individual during the year are as follows:

(c) 在五位最高薪酬之僱員中，四位(二零零二年：全部)為董事，其酬金詳情載於上述董事酬金中。年內應付予餘下一位人士(二零零二年：無)之酬金如下：

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Basic salaries, allowances and benefits-in-kind	底薪、津貼及實物利益	**2,079**	–
Retirement benefit costs	退休福利成本	**158**	–
		2,237	–

10 Profit attributable to shareholders

Included in the profit of HK$1,017,152,000 (2002: HK$1,044,900,000) attributable to shareholders of the Company is the profit of HK$1,095,610,000 (2002: HK$752,933,000), which is dealt with in the Company's own accounts.

10 股東應佔溢利

本公司股東之應佔溢利港幣1,017,152,000元(二零零二年:港幣1,044,900,000元)包括列入本公司賬目內之溢利港幣1,095,610,000元(二零零二年:港幣752,933,000元)。

11 Dividends

11 股息

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Interim dividend	中期股息		
1.8 HK cents per share	每股港幣1.8仙		
(2002: 1.5 HK cents)	(二零零二年:港幣1.5仙)	**135,034**	112,846
Proposed final dividend	擬派末期股息		
3.0 HK cents per share	每股港幣3.0仙		
(2002: 3.6 HK cents)	(二零零二年:港幣3.6仙)	**224,040**	270,242
Proposed special dividend	擬派特別股息		
5.2 HK cents per share	每股港幣5.2仙		
(2002: nil)	(二零零二年:無)	**388,337**	–
		747,411	383,088

At a board meeting held on 28th May 2003, the directors recommended a final dividend of 3.0 HK cents per share and a special dividend of 5.2 HK cents per share. These proposed dividends are not reflected as dividends payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31st March 2003.

於二零零三年五月二十八日召開之董事會議上,董事建議宣派每股港幣3.0仙之末期股息及每股港幣5.2仙之特別股息。上述擬派股息並無反映於此等賬項之應付股息內,惟將反映於截至二零零三年三月三十一日止年度之保留盈利分派。

12 Earnings per share

The calculation of basic and diluted earnings per share is based on the following:

12 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

		2003	2002
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	用以計算每股基本及攤薄盈利之溢利（港幣千元）	**1,017,152**	1,044,900
Weighted average number of shares for the purposes of basic earnings per share	用以計算每股基本盈利之加權平均股數	**7,504,340,579**	7,539,152,694
Effect of potential dilutive shares	潛在攤薄股份	**9,827,387**	36,580,910
Weighted average number of shares for the purposes of diluted earnings per share	用以計算每股攤薄盈利之加權平均股數	**7,514,167,966**	7,575,733,604

13 Intangible assets

13 無形資產

			Group 集團	
		Goodwill 商譽 HK$'000 港幣千元	**Patent 專利權 HK$'000 港幣千元**	**Total 合計 HK$'000 港幣千元**
Acquisition of subsidiaries	收購附屬公司	93,414	42,453	135,867
Amortisation charge	攤銷費用	(7,463)	(7,783)	(15,246)
As at 31st March 2003	於二零零三年三月三十一日	85,951	34,670	120,621

14 Tangible fixed assets

14 有形固定資產

		Group 集團						
		Land use rights, leasehold land and buildings (Note (a)) 土地使用權、租約土地及樓宇 (附註(a)) HK$'000 港幣千元	Leasehold improvements 租約物業裝修 HK$'000 港幣千元	Plant and machinery 廠房及機械 HK$'000 港幣千元	Furniture and fixtures 傢俬及裝置 HK$'000 港幣千元	Office equipment 辦公室設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Costs	**成本**							
At 1st April 2002	於二零零二年四月一日	473,123	129,106	91,918	9,929	342,703	22,274	1,069,053
Exchange adjustment	外匯調整	–	3	–	292	259	96	650
Additions	添置	1,244	5,304	2,373	6,848	107,068	2,871	125,708
Acquisition of subsidiaries	收購附屬公司	–	–	10,803	594	19,692	326	31,415
Transfer from construction-in-progress	從在建工程轉撥	–	20,991	6,106	954	10,677	–	38,728
Disposals	出售	(4,810)	(17,339)	(20,524)	(1,508)	(6,279)	(743)	(51,203)
At 31st March 2003	於二零零三年三月三十一日	469,557	138,065	90,676	17,109	474,120	24,824	1,214,351
Accumulated depreciation	**累計折舊**							
At 1st April 2002	於二零零二年四月一日	37,948	21,397	16,716	4,414	128,832	12,430	221,737
Exchange adjustment	外匯調整	–	–	–	155	125	32	312
Charge for the year	本年度折舊	31,406	29,400	12,692	4,830	79,259	2,717	160,304
Acquisition of subsidiaries	收購附屬公司	–	–	1,984	80	2,275	49	4,388
Disposals	出售	(957)	(9,645)	(1,524)	(1,034)	(4,520)	(686)	(18,366)
At 31st March 2003	於二零零三年三月三十一日	68,397	41,152	29,868	8,445	205,971	14,542	368,375
Net book value	**賬面淨值**							
At 31st March 2003	於二零零三年三月三十一日	401,160	96,913	60,808	8,664	268,149	10,282	845,976
At 31st March 2002	於二零零二年三月三十一日	435,175	107,709	75,202	5,515	213,871	9,844	847,316

14 Tangible fixed assets *continued*

14 有形固定資產 *續*

		Company 公司				
		Leasehold improve-ments 租約物業裝修 HK$'000 港幣千元	Furniture and fixtures 傢俬及裝置 HK$'000 港幣千元	Office equipment 辦公室設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
Costs	**成本**					
At 1st April 2002	於二零零二年四月一日	4,890	680	3,483	330	9,383
Additions	添置	2,325	213	36,569	1,232	40,339
Disposals	出售	(4,890)	(235)	(274)	–	(5,399)
At 31st March 2003	於二零零三年三月三十一日	2,325	658	39,778	1,562	44,323
Accumulated depreciation	**累計折舊**					
At 1st April 2002	於二零零二年四月一日	3,658	332	2,110	114	6,214
Charge for the year	本年度折舊	1,332	124	537	172	2,165
Disposals	出售	(4,671)	(141)	(244)	–	(5,056)
At 31st March 2003	於二零零三年三月三十一日	319	315	2,403	286	3,323
Net book value	**賬面淨值**					
At 31st March 2003	於二零零三年三月三十一日	2,006	343	37,375	1,276	41,000
At 31st March 2002	於二零零二年三月三十一日	1,232	348	1,373	216	3,169

14 Tangible fixed assets *continued*

14 有形固定資產 續

(a) The net book value of land use rights, leasehold land and buildings comprises:

(a) 土地使用權、租約土地及樓宇之賬面淨值包括：

		Group 集團					
		Hong Kong 香港		Chinese mainland 中國大陸		Total 合計	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Long leases (not less than 50 years)	長期租約物業 (不少於五十年)	**–**	3,916	**–**	–	**–**	3,916
Medium leases (less than 50 years but not less than 10 years)	中期租約物業 (少於五十年但不少於十年)	**–**	–	**401,160**	431,259	**401,160**	431,259
		–	3,916	**401,160**	431,259	**401,160**	435,175

15 Construction-in-progress

15 在建工程

Construction-in-progress comprises:

在建工程包括：

		Group 集團					
		Properties under development 發展中物業		Others 其他		Total 合計	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
At the beginning of the year	年初	**24,453**	149,115	**19,413**	50,869	**43,866**	199,984
Exchange adjustment	外匯調整	**–**	1,406	**–**	507	**–**	1,913
Additions	添置	**123,226**	143,532	**45,774**	43,521	**169,000**	187,053
Transfer to tangible fixed assets	撥往有形固定資產	**(17,572)**	(269,600)	**(21,156)**	(67,451)	**(38,728)**	(337,051)
Disposal of a subsidiary	出售附屬公司	**–**	–	**–**	(8,033)	**–**	(8,033)
At the end of the year	年終	**130,107**	24,453	**[illegible],031**	19,413	**174,138**	43,866

No interest expenses were capitalised in construction-in-progress at the balance sheet date.

於[illegible]日並無在建工程之利息支出予以資本化。

16 Subsidiaries
(a) Investments in subsidiaries

16 附屬公司
(a) 於附屬公司之投資

		Company 公司 2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Unlisted shares, at cost	非上市股份、成本值	**2,327,875**	2,327,875

The following includes the principal subsidiaries of the Company which were directly and indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors considered that giving details of other subsidiaries would result in particulars of excessive length.

下列包括由本公司直接及間接持有之主要附屬公司，董事認為該等附屬公司對本年度業績有重大貢獻，或組成本集團資產淨值之其中一個重要部分。董事認為詳列其他附屬公司之資料會引致篇幅冗長。

Company name 公司名稱	Place of incorporation/establishment 成立／註冊地點	Issued and fully paid up capital 已發行及繳足股份	Effective percentage holding 應佔股份權益 2003	2002	Principal activities 主要業務
Held directly: *直接持有：*					
Legend (Beijing) Limited 聯想(北京)有限公司	Chinese mainland 中國大陸	HK$78,000,000 港幣	**100%**	100%	Manufacturing and distribution of computer products and provision of IT services 製造及分銷電腦產品及提供IT服務
Legend (Shanghai) Co., Ltd. 聯想(上海)有限公司	Chinese mainland 中國大陸	HK$10,000,000 港幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供IT服務

16 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

16 附屬公司 續

(a) 於附屬公司之投資 續

Company name 公司名稱	Place of incorporation/ establishment 成立/註冊地點	Issued and fully paid up capital 已發行及繳足股份	Effective percentage holding 應佔股份權益 2003	2002	Principal activities 主要業務
Held indirectly: *間接持有:*					
Beijing Legend Software Limited* 北京聯想軟件有限公司	Chinese mainland 中國大陸	HK$5,000,000 港幣	**100%**	100%	Provision of IT services and distribution of IT products 提供IT服務及分銷IT產品
Han Consulting (China) Ltd.* 漢普管理諮詢(中國)有限公司	Chinese mainland 中國大陸	US$6,000,000 美元	**51%**	–	Provision of IT services and distribution of IT products 提供IT服務及分銷IT產品
Huiyang Legend Industry Property Limited* 惠陽聯想工業物業有限公司	Chinese mainland 中國大陸	US$2,045,500 美元	**100%**	100%	Property holding and property management 持有及管理物業
Legend AI Computer Technology Co., Ltd.* 廣州聯想智軟計算機科技有限公司	Chinese mainland 中國大陸	RMB10,000,000 人民幣	**70%**	–	Provision of IT services 提供IT服務
Legend (Chengdu) Limited 聯想(成都)有限公司	Chinese mainland 中國大陸	RMB12,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供IT服務

16 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

16 附屬公司 *續*

(a) 於附屬公司之投資 *續*

Company name 公司名稱	Place of incorporation/ establishment 成立／註冊地點	Issued and fully paid up capital 已發行及繳足股份	Effective percentage holding 應佔股份權益 2003	 2002	Principal activities 主要業務
Legend Chinaweal System & Service Co., Ltd. 聯想中望系統服務有限公司	Chinese mainland 中國大陸	US$2,500,000 美元	**95.1%**	–	Provision of IT services and distribution of IT products 提供IT服務及分銷IT產品
Legend Computer System and Technology Service Co., Ltd.* 聯想計算機系統技術服務有限公司	Chinese mainland 中國大陸	RMB7,500,000 人民幣	**100%**	–	Provision of IT services and distribution of IT products 提供IT服務及分銷IT產品
Legend Computer Systems Limited 聯想電腦系統有限公司	Hong Kong 香港	HK$2 港幣	**100%**	100%	Procurement agent and distribution of computer products 採購代理及分銷電腦產品
Legend (Huiyang) Electronic Industrial Co., Ltd. 惠陽聯想電子工業有限公司	Chinese mainland 中國大陸	HK$16,000,000 港幣	**100%**	100%	Manufacturing of computer products 製造電腦產品
Legend Industrial Development Co., (Daya Bay) Ltd.* 聯想工業實業發展(大亞灣)有限公司	Chinese mainland 中國大陸	US$10,000,000 美元	**100%**	100%	Property holding and property management 持有及管理物業

16 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

16 附屬公司 續

(a) 於附屬公司之投資 續

Company name 公司名稱	Place of incorporation/ establishment 成立/註冊地點	Issued and fully paid up capital 已發行及繳足股份	Effective percentage holding 應佔股份權益 2003	 2002	Principal activities 主要業務
Legend Mobile Communication Co., Ltd.* (formerly known as Legend Xoceco (Xiamen) Mobile Communication Technology Co., Ltd.*) 聯想移動通信科技有限公司(前稱聯想廈華(廈門)移動通訊科技有限公司)	Chinese mainland 中國大陸	RMB187,500,000 人民幣	**80.8%**	–	Manufacturing and distribution of mobile handsets 製造及分銷移動手機
Legend (Shenyang) Limited 聯想(瀋陽)有限公司	Chinese mainland 中國大陸	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供IT服務
Legend (Shenzhen) Electronic Co., Ltd.* 聯想(深圳)電子有限公司	Chinese mainland 中國大陸	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products 分銷電腦產品
Legend (Wuhan) Limited 聯想(武漢)有限公司	Chinese mainland 中國大陸	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供IT服務
Legend (Xi An) Limited* 聯想(西安)有限公司	Chinese mainland 中國大陸	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供IT服務
Shanghai Legend Electronic Co., Ltd.* 上海聯想電子有限公司	Chinese mainland 中國大陸	RMB20,000,000 人民幣	**100%**	100%	Manufacturing of computer products 製造電腦產品

16 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

16 附屬公司 續

(a) 於附屬公司之投資 續

Company name 公司名稱	Place of incorporation/ establishment 成立／註冊地點	Issued and fully paid up capital 已發行及繳足股份	Effective percentage holding 應佔股份權益 2003	2002	Principal activities 主要業務
QDI Europe B.V.	The Netherlands 荷蘭	EUR18,151 歐元	**100%**	100%	Distribution of computer products 分銷電腦產品
Quantum Designs (H.K.) Limited	Hong Kong 香港	HK$2 ordinary and HK$1,000,000 non-voting deferred 港幣2元之普通股及港幣1,000,000元之無投票權遞延股	**100%**	100%	Procurement agent and distribution of computer products 採購代理及分銷電腦產品
Yang Guang Yu Lu Information Technology Service (Beijing) Co., Ltd.* 陽光雨露信息技術服務(北京)有限公司	Chinese mainland 中國大陸	RMB20,000,000 人民幣	**100%**	-	Provision of repair services for computer hardware and software systems 維修電腦硬件及軟件系統

Notes:

(i) All of the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All Chinese mainland subsidiaries are limited liability companies. They have adopted 31st December as their financial year end date for statutory reporting purposes. For preparation of the consolidated accounts, accounts of these subsidiaries for the 12 months ended 31st March 2002 and 2003 have been used.

(iii) The company whose name with a "*" is a direct transliteration of its Chinese registered name.

附註：

(i) 所有上述附屬公司均主要在其註冊或成立地點營業。

(ii) 所有中國大陸的附屬公司均為有限責任公司。依據中國大陸法律，中國大陸公司以每年十二月三十一日為結算日期。但在編製二零零二年及二零零三年綜合賬目時，該等附屬公司賬目結算日已調整為截至三月三十一日止十二個月的數據。

(iii) 公司名稱有"*"號者，乃直譯自註冊登記之中文名稱。

(b) Amounts due from/(to) subsidiaries

The amounts are unsecured, interest-free and have no

(b) 應收／(付)附屬公司欠款

此結餘為無抵押、免利息及無固定還款條約。

17 Investments in jointly controlled entities

17 於共同控制實體之投資

		Group 集團 2003 HK$'000 港幣千元	Group 集團 2002 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**198,549**	210,432

The following is a list of the principal jointly controlled entities at 31st March 2003:

以下為於二零零三年三月三十一日之主要共同控制實體名單：

Company name 公司名稱	Place of incorporation/ establishment 成立／註冊地點	Interest held indirectly 間接持有權益 2003	Interest held indirectly 間接持有權益 2002	Principal activities 主要業務
FM365.com Limited *(Note 附註 (i))*	British Virgin Islands 英屬維爾京群島	**51%**	51%	Investment holding company of Internet services business 從事信息運營業務之投資控股公司
Leby Technology Company Limited *(Note (ii))* 樂彼科技有限公司* *(附註(ii))*	British Virgin Islands 英屬維爾京群島	**50%**	50%	Investment holding company of contract manufacturing business 從事合同製造業務之投資控股公司

Notes:

(i) Although the Group holds 51% issued share capital of FM365.com Limited, its board is jointly controlled by the Group and a joint venturer such that it is regarded as a jointly controlled entity. This company holds 100% equity interests in AOL-Legend (Beijing) Technology Co., Ltd. (formerly known as Beijing Legend FM 365 Technology Limited) which provides internet services in Chinese mainland.

(ii) This jointly controlled entity holds 100% equity interests in Hui Yang Legend Computer Co., Ltd. which manufactures computer products in Chinese mainland.

(iii) The company whose name with a "*" is a direct transliteration of its English registered name.

附註：

(i) 雖然本集團持有FM365.com Limited之51%已發行股本，但其董事會是由本集團及另一合資者所共同控制，因此被視為一家共同控制實體。此公司持有聯想翱龍(北京)科技有限公司(前稱北京聯想三六五科技有限公司)的100%股權，其主要業務為在中國大陸提供信息運營服務。

(ii) 此共同控制實體持有惠陽聯想電腦有限公司的100%股權，其主要業務為在中國大陸製造電腦產品。

(iii) 公司名稱有"*"號者，乃直譯自註冊登記之英文名稱。

18 Investments in associated companies

18 於聯營公司之投資

		Group 集團 2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**99,813**	152,972
Unsecured loan repayable on demand	無抵押貸款，按要求時償還	**1,800**	51,834
		101,613	204,806

As at 31st March 2003, the loan to an associated company is interest-free (2002: a loan of HK$50,034,000 was bearing interest at prime rate minus 0.5% per annum while the remaining loans were interest-free).

於二零零三年三月三十一日，貸款予聯營公司是免息的(二零零二年：一項港幣50,034,000元之貸款，其年利率為最優惠利率減0.5%，其餘貸款是免利息的)。

The following is a list of the principal associated companies at 31st March 2003:

於二零零三年三月三十一日之主要聯營公司如下：

Company name 公司名稱	Place of incorporation/ establishment 成立／註冊地點	Interest held indirectly 間接持有權益 2003	2002	Principal activities 主要業務
Beijing CA – Legend Software Co., Ltd* 北京冠群聯想軟件有限公司	Chinese mainland 中國大陸	**20%**	20%	Software development 軟件開發
Legend Kingsoft Holdings Limited 聯想金山控股有限公司*	British Virgin Islands 英屬維爾京群島	**30%**	30%	Distribution and development of software 分銷及開發軟件
Techwise Circuits Company Limited 科惠線路有限公司	Hong Kong 香港	**30.5%**	30.5%	Procurement agent and distribution of printed circuit boards 採購代理及分銷線路板
The Affiliated High School of Peking University & Legend Remote Education Co., Ltd.* 北京北大附中聯想遠程教育有限公司	Chinese mainland 中國大陸	**49%**	49%	Operation of education portal 經營教育網站

18 Investment in associated companies *continued*

Notes:

(i) The associated companies operate principally in their respective places of incorporation or establishment, except for Legend Kingsoft Holdings Limited which operates principally in Chinese mainland.

(ii) The company whose name with a "*" is a direct transliteration of its Chinese/English registered name.

18 於聯營公司之投資 *續*

附註：

(i) 除聯想金山控股有限公司主要於中國大陸經營外，聯營公司主要於彼等各自之註冊或成立地點經營。

(ii) 公司名稱有 "*" 號者，乃直譯自註冊登記之中／英文名稱。

19 Investment securities

19 證券投資

		Group 集團		Company 公司	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Equity securities, at fair value	股本證券，公平值				
Listed in Hong Kong	於香港上市	**52,172**	238	**37,890**	–
Listed outside Hong Kong	於香港境外上市	**2,257**	19,271	**–**	–
		54,429	19,509	**37,890**	–
Unlisted	非上市	**19,220**	11,253	**–**	–
		73,649	30,762	**37,890**	–

20 Inventories

20 存貨

		Group 集團	
		2003	2002
		HK$'000	HK$'000
		港幣千元	港幣千元
Raw materials	原材料	**873,090**	395,518
Work-in-progress	在製品	**26,975**	18,175
Finished goods	製成品	**368,986**	441,826
		1,269,051	855,519

At 31st March 2003, the carrying amount of inventories that are carried at net realisable value amounted to HK$79,785,000 (2002: HK$43,094,000).

於二零零三年三月三十一日以可變現淨值列賬之存貨之賬面值合共港幣79,785,000元(二零零二年：港幣43,094,000元)。

21 Accounts receivable

(a) Trade receivables

At 31st March 2003, the ageing analysis of the trade receivables was as follows:

21 應收賬款

(a) 應收貿易賬款

於二零零三年三月三十一日，應收貿易賬款之賬齡分析如下：

		Group 集團	
		2003	2002
		HK$'000	HK$'000
		港幣千元	港幣千元
0 – 30 days	零至三十日	**490,851**	593,457
31 – 60 days	三十一日至六十日	**27,213**	58,914
61 – 90 days	六十一日至九十日	**10,680**	5,715
Over 90 days	九十日以上	**24,772**	2,651
		553,516	660,737

21 Accounts receivable *continued*

(a) Trade receivables *continued*

Customers are generally grant redit terms of 30 days. Credit terms for customers o m integration business normally range from 30 day 80 days.

(b) Notes receivable of trading re are bills of exchange with maturity dates of with onths.

21 應收賬款 *續*

(a) 應收貿易賬款 *續*

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

(b) 貿易性質的應收票據乃於六個月內到期之滙票

22 Cash and bank balances ip

Included in the cash and bank ces of the Group are Renminbi cash and bank depo Chinese mainland c approximately HK$802,124,00(HK$746,392,000).

22 現金及銀行結餘 — 集團

本集團之現金及銀行結餘中，包括在中國大陸之人民幣現金及銀行存款約為港幣802,124,000元（二零零二年：港幣746,392,000元）。

23 Accounts payable

(a) Trade payables

At 31st March 2003, t g analysis of the t payables was as follow

23 應付賬款

(a) 應付貿易賬款

於二零零三年三月三十一日，應付貿易賬款之賬齡分析如下：

		Group 集團	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
0 – 30 days	零至三十日	**1,339,852**	916,319
31 – 60 days	三十一至六十日	**149,535**	177,413
61 – 90 days	六十一至九十日	**20,870**	27,433
Over 90 days	九十日以上	**78,375**	30,785
		1,588,632	1,151,950

(b) Notes payable of trading re repayable within three months.

(b) 貿易性質的應付票據須於三個月內償還。

24 Deferred taxation

24 遞延稅項

		Group 集團		Company 公司	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Balance at the beginning of the year	年初結餘	**330**	353	**304**	304
Transferred from profit and loss account *(Note 7)*	轉自損益表 *(附註 7)*	**–**	(23)	**–**	–
Balance at the end of the year	年終結餘	**330**	330	**304**	304

25 Share capital

25 股本

		Ordinary shares of HK$0.025 each 普通股每股港幣0.025元			
		2003		2002	
		Number of shares 股份數目	**HK$'000 港幣千元**	Number of shares 股份數目	HK$'000 港幣千元
Authorised:	法定股本：				
At the beginning and the end of the year	年初及年終	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:	已發行及繳足股本：				
At the beginning of the year	年初	**7,508,038,108**	**187,701**	7,513,962,108	187,849
Exercise of share options *(Note (a))*	行使購股權 *(附註(a))*	**656,000**	**16**	66,302,000	1,658
Repurchase of shares *(Note (b))*	購回股份 *(附註(b))*	**(31,330,000)**	**(783)**	(72,226,000)	(1,806)
At the end of the year	年終	**7,477,364,108**	**186,934**	7,508,038,108	187,701

25 Share capital *continued*

Notes:

(a) During the year, 656,000 shares were issued at HK$2.876 each as a result of the exercise of share options of the Company.

(b) During the year, the Company repurchased 31,330,000 ordinary shares of HK$0.025 each on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$79,399,000.

25 股本 *續*

附註：

(a) 年內，因本公司之購股權獲行使而須按每股港幣2.876元之價格發行656,000股股份。

(b) 年內，本公司以總代價港幣79,399,000元於香港聯合交易所有限公司購回31,330,000股每股面值港幣0.025元之普通股。

26 Share options

Under the Company's employee share option scheme adopted on 18th January 1994 ("Old Option Scheme"), the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date on which the offer is made. The Old Option Scheme was terminated on 26th April 2002. Despite the fact that no further options may be granted thereunder, all other provisions of the Old Option Scheme will remain in force to govern the exercise of all the options previously granted.

On 25th March 2002, an ordinary resolution approving the adoption of a new share option scheme ("New Option Scheme") was passed by shareholders at an extraordinary general meeting of the Company.

26 購股權

根據本公司於一九九四年一月十八日採納之購股權計劃(「舊購股權計劃」)，本公司已授予本公司或其附屬公司之僱員(包括董事)購股權。購股權最多不得超過本公司已發行股本之10%，授出之購股權可由接納購股權當日起計十年內隨時行使，購股權股份之認購價，按股份面值及緊接購股權授出日期前五個交易日股份之平均收市價80%兩者中之較高者計算。舊認購權計劃於二零零二年四月二十六日終止。除不可根據舊購股權計劃進一步授出購股權外，舊購股權計劃之所有其他條文將繼續有效，以監管先前據此授出之全部購股權的行使。

於二零零二年三月二十五日，股東於本公司股東週年大會上通過一項批准採納新購股權計劃(「新購股權計劃」)之普通決議案。

26 Share options *continued*

Under the New Option Scheme, the Company may grant options to qualified participants as defined in the Report of the Directors to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company as at the date of adoption of the New Option Scheme. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the highest of the closing price of the shares on the date of grant; the average of the closing prices of the shares for the five trading days immediately preceding the date of grant; and the nominal value of the shares.

Movements in the number of share options outstanding during the year are as follows:

26 購股權 *續*

根據新購股權計劃，本公司可向合資格人士(定義見董事會報告書)授予購股權以認購本公司股份，惟涉及之股份數目不得超過採納新購股權計劃日期本公司已發行股本之10%。授出的購股權可在自接納購股權當日起計十年內任何時間行使。購股權之行使價乃按於授出日期股份之收市價、緊接授出日期前五個交易日之股份平均收市價及股份之面值之較高者釐定。

年內尚未行使之購股權數目變動如下：

		2003 Number of shares 股份數目	2002 Number of shares 股份數目
At the beginning of the year	年初	**292,992,000**	196,436,000
Granted during the year *(Note (a))*	年內授出 *(附註(a))*	**52,806,000**	167,800,000
Exercised during the year *(Note (b))*	年內行使 *(附註(b))*	**(656,000)**	(66,302,000)
Lapsed during the year *(Note (c))*	年內失效 *(附註(c))*	**–**	(4,942,000)
At the end of the year	年終	**345,142,000**	292,992,000

26 Share Options *continued*

26 購股權 續

(a) Details of share options granted during the year were as follows:

(a) 年內授出之購股權詳情如下：

Exercise period 行使期間	Exercise price 行使價 HK$ 港幣元	2003 Number of shares 股份數目	2002 Number of shares 股份數目
16.4.2001 – 15.4.2011	4.072	–	35,550,000
29.8.2001 – 28.8.2011	2.904	–	1,006,000
31.8.2001 – 30.8.2011	2.876	–	131,244,000
10.10.2002 – 09.10.2012	2.435	**52,806,000**	–
		52,806,000	167,800,000

(b) Details of share options exercised during the year were as follows:

(b) 年內行使之購股權詳情如下：

(i) Year 2003

(i) 2003年內

Exercise date 行使日期	Exercise price 行使價 HK$ 港幣元	Market value per share at exercise date 行使日期之每股市值 HK$ 港幣元	Number of shares 股份數目	Proceeds received 已收所得款項 HK$ 港幣元
2.4.2002	2.876	3.33	**88,000**	**253,088**
8.5.2002	2.876	3.35	**270,000**	**776,520**
10.6.2002	2.876	3.20	**298,000**	**857,048**
			656,000	**1,886,656**

26 Share Options *continued*

(b) Details of share options exercised during the year were as follow: *continued*

26 購股權 *續*

(b) 年內行使之購股權詳情如下： *續*

(ii) Year 2002

(ii) 2002年內

Exercise date 行使日期	Exercise price 行使價 HK$ 港幣元	Market value per share at exercise date 行使日期之每股市值 HK$ 港幣元	Number of shares 股份數目	Proceeds received 已收所得款項 HK$ 港幣元
18.4.2001	0.459	5.25	32,000,000	14,688,000
9.10.2001 – 31.10.2001	2.876	3.10 – 3.22	124,000	356,624
1.11.2001 – 30.11.2001	2.876	2.92 – 3.47	2,486,000	7,149,736
3.12.2001 – 30.12.2001	2.876	3.38 – 3.95	2,094,000	6,022,344
7.1.2002 – 31.1.2002	2.876	3.58 – 4.22	1,932,000	5,556,432
1.2.2002 – 11.2.2002	2.876	3.22 – 3.60	1,274,000	3,664,024
31.1.2002	2.904	3.60	174,000	505,296
9.4.2001 – 17.4.2001	4.038	5.35 – 5.45	25,616,000	103,437,408
3.7.2001	4.038	5.05	96,000	387,648
12.4.2001 – 25.4.2001	4.312	5.25 – 5.85	256,000	1,103,872
7.5.2001 – 24.5.2001	4.312	5.50 – 6.35	246,000	1,060,752
20.6.2001	4.312	4.95	4,000	17,248
			66,302,000	143,949,384

26 Share Options *continued* 26 購股權 續

(c) Details of share options lapsed during the year were as follows:

(c) 年內失效購股權詳情如下：

Exercise period 行使期間	Exercise price 行使價 HK$ 港幣元	**2003 Number of shares 股份數目**	2002 Number of shares 股份數目
28.1.2000 – 27.1.2010	4.038	**–**	928,000
15.1.2001 – 14.1.2011	4.312	**–**	2,416,000
31.8.2001 – 30.8.2011	2.876	**–**	1,598,000
		–	4,942,000

(d) Details of share options at the balance sheet date were as follows:

(d) 於結算日之購股權詳情如下：

Exercise period 行使期間	Exercise price 行使價 HK$ 港幣元	**2003 Number of shares 股份數目**	2002 Number of shares 股份數目
Old Option Scheme 舊購股權計劃			
28.1.2000 – 27.1.2010	4.038	**7,712,000**	7,712,000
15.1.2001 – 14.1.2011	4.312	**127,162,000**	127,162,000
16.4.2001 – 15.4.2011	4.072	**35,550,000**	35,550,000
29.8.2001 – 28.8.2011	2.904	**832,000**	832,000
31.8.2001 – 30.8.2011	2.876	**121,080,000**	121,736,000
		292,336,000	292,992,000
New Option Scheme 新購股權計劃			
10.10.2002 – 9.10.2012	2.435	**52,806,000**	–
		345,142,000	292,992,000

27 Share capital and reserves

27 股本及儲備

Group 集團

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Surplus arising on consolidation 綜合賬目時產生之盈餘 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Share redemption reserve 股份回購儲備 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
As at 1st April 2002	於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	投資證券公平市值虧損	–	–	–	–	(20,891)	–	–	(20,891)
Exchange differences	匯兌差額	–	–	–	156	–	–	–	156
Reserves realised upon disposal of investment securities	出售證券投資之變現儲備	–	–	–	–	(7,120)	–	–	(7,120)
Goodwill written off arising from disposal of subsidiaries	清理附屬公司時所撇除之商譽	–	–	(22)	–	–	–	–	(22)
Profit for the year	年內溢利	–	–	–	–	–	–	1,017,152	1,017,152
Exercise of share options	行使購股權	16	1,871	–	–	–	–	–	1,887
Repurchase of shares	購回股份	(783)	–	–	–	–	783	(79,399)	(79,399)
Dividends paid	已付股息	–	–	–	–	–	–	(405,276)	(405,276)
As at 31st March 2003	於二零零三年三月三十一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Representing:	代表：								
2003 final dividend proposed	擬派二零零三年末期股息							224,040	
2003 special dividend proposed	擬派二零零三年特別股息							388,337	
Others	其他							(1,365,120)	
Accumulated losses as at 31st March 2003	於二零零三年三月三十一日之累計虧損							(752,743)	
Company and subsidiaries	本公司及附屬公司	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(719,921)	4,221,343
Jointly controlled entities	共同控制實體	–	–	–	–	–	–	*(27,704)*	*(27,704)*
Associated companies	聯營公司	–	–	–	–	–	–	(5,118)	(5,118)
As at 31st March 2003	於二零零三年三月三十一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521

27 Share capital and reserves *continued*

27 股本及儲備 續

		Group 集團							
		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Surplus arising on consolidation 綜合賬目時產生之盈餘 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Share redemption reserve 股份回購儲備 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
As at 1st April 2001	於二零零一年四月一日	187,849	4,589,893	171,715	336	-	-	(1,066,871)	3,882,922
Reserves transfers	儲備轉撥	-	-	(166,719)	-	63,091	-	103,628	-
Deficit in fair market value of investment securities	投資證券公平市值虧損	-	-	-	-	(36,058)	-	-	(36,058)
Exchange differences	匯兌差額	-	-	-	3,819	-	-	-	3,819
Reserves realised upon disposal of investment securities	出售證券投資之變現儲備	-	-	-	-	(13,518)	-	-	(13,518)
Goodwill written back arising from disposal of an associated company	出售聯營公司時撥回之商譽	-	-	22,897	-	-	-	-	22,897
Profit for the year	年內溢利	-	-	-	-	-	-	1,044,900	1,044,900
Exercise of share options	行使購股權	1,658	142,291	-	-	-	-	-	143,949
Repurchase of shares	購回股份	(1,806)	-	-	-	-	1,806	(263,761)	(263,761)
Dividends paid	已付股息	-	-	-	-	-	-	(1,103,116)	(1,103,116)
As at 31st March 2002	於二零零二年三月三十一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Representing:	代表：								
2002 final dividend proposed	擬派二零零二年末期股息							271,051	
Others	其他							(1,556,271)	
Accumulated losses as at 31st March 2002	於二零零二年三月三十一日之累計虧損							(1,285,220)	
Company and subsidiaries	本公司及附屬公司	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,275,955)	3,691,299
Jointly controlled entities	共同控制實體	-	-	-	-	-	-	8,468	8,468
Associated companies	聯營公司	-	-	-	-	-	-	(17,733)	(17,733)
As at 31st March 2002	於二零零二年三月三十一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034

27 Share capital and reserves *continued*

27 股本及儲備 續

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價賬 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Share redemption reserve 股份回購儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
		Company 公司					
As at 1st April 2002	於二零零二年四月一日	187,701	4,732,184	–	1,806	863,305	5,784,996
Deficit in fair market value of investment securities	投資證券公平市值虧損	–	–	(2,183)	–	–	(2,183)
Profit for the year	年內溢利	–	–	–	–	1,095,610	1,095,610
Exercise of share options	行使購股權	16	1,871	–	–	–	1,887
Repurchase of shares	購回股份	(783)	–	–	783	(79,399)	(79,399)
Dividends paid	已付股息	–	–	–	–	(405,276)	(405,276)
As at 31st March 2003	於二零零三年三月三十一日	186,934	4,734,055	(2,183)	2,589	1,474,240	6,395,635
Representing:	代表：						
2003 final dividend proposed	擬派二零零三年末期股息					224,040	
2003 special dividend proposed	擬派二零零三年特別股息					388,337	
Others	其他					861,863	
Retained profits as at 31st March 2003	於二零零三年三月三十一日之保留溢利					1,474,240	
As at 1st April 2001	於二零零一年四月一日	187,849	4,589,893	–	–	1,368,118	6,145,860
Revaluation surplus on spin-off of DCHL Group	因分拆神州數碼集團而產生之重估盈餘	–	–	109,131	–	–	109,131
Reserves transfers	儲備轉撥	–	–	(109,131)	–	109,131	–
Profit for the year	年內溢利	–	–	–	–	752,933	752,933
Exercise of share options	行使購股權	1,658	142,291	–	–	–	143,949
Repurchase of shares	購回股份	(1,806)	–	–	1,806	(263,761)	(263,761)
Dividends paid	已付股息	–	–	–	–	(1,103,116)	(1,103,116)
As at 31st March 2002	於二零零二年三月三十一日	187,701	4,732,184	–	1,806	863,305	5,784,996
Representing:	代表：						
2002 final dividend proposed	擬派二零零二年末期股息					271,051	
Others	其他					592,254	
Retained profits as at 31st March 2002	於二零零二年三月三十一日之保留溢利					863,305	

28 Related party transactions

Saved as disclosed elsewhere in this set of accounts, the Group had the following material related party transactions:

28 有關人士交易

除在本賬目其餘部份披露外，本集團有下列重大有關人士交易：

		Group 集團	
		2003	2002
		HK$'000	HK$'000
		港幣千元	港幣千元
AOL-Legend (Beijing) Technology Co., Ltd. (formerly known as Beijing Legend FM365 Technology Limited) (a jointly controlled entity):	聯想翱龍(北京)科技有限公司 (前稱北京聯想三六五科技有限公司) (一家共同控制實體)：		
Technical consultancy fees	技術顧問費	**2,260**	176
Beijing Legend FM Science and Technology Company Limited (a fellow subsidiary):	北京聯想調頻科技有限公司 (一家同系附屬公司)：		
Account access fees	賬戶登入費	**43,879**	50,330
DCHL Group (associated companies of the ultimate holding company):	神州數碼集團(最終控股公司的聯營公司)：		
Rental and management fees	租金及管理費用	**2,163**	2,813
Purchase of goods	採購貨物	**5,414**	13,519
Sales of goods	銷售貨物	**1,132**	–
Hui Yang Legend Computer Co., Ltd. (a subsidiary of a jointly controlled entity):	惠陽聯想電腦有限公司 (一家共同控制實體的附屬公司)：		
Rental and management fee	租金及管理費用	**8,239**	–

28 Related party transactions *continued*

28 有關人士交易 續

		Group 集團	
		2003	2002
		HK$'000	HK$'000
		港幣千元	港幣千元
Leby Technology Company Limited (a jointly controlled entity):	樂彼科技有限公司 (一家共同控制實體):		
Purchase of goods	採購貨物	**134,262**	–
Manufacturing fee	加工費	**58,284**	–
Sale of computer products	銷售電腦產品	**31,094**	–
Right Lane Limited (a substantial shareholder):	南明有限公司 (主要股東):		
Rental and management fee	租金及管理費用	**960**	1,020
Shenzhen Legend Science Park Company Limited (a fellow subsidiary):	深圳市聯想科技園有限公司 (一家同系附屬公司):		
Rental	租金	**14,822**	3,088
Techwise Circuits Company Limited and its subsidiaries (associated companies):	科惠線路有限公司及其附屬公司(聯營公司):		
Purchase of goods	採購貨物	**51,232**	15,255
Rental and management fee	租金及管理費用	**21,903**	–
Xiamen Overseas Chinese Electronics Limited (a minority shareholder of a subsidiary):	廈門華僑電子有限公司 (一間附屬公司的少數股東):		
Rental	租金	**1,144**	–
Purchase of goods	採購貨物	**32,368**	–

The directors are of the opinion that the above transactions were conducted on normal commercial terms in the ordinary course of business.

董事認為上述交易乃在一般業務中按照一般商業條款進行。

29 Banking facilities

At 31st March 2003, total banking facilities gran d to the Group amounted to approximately HK$2,620,000 0 which were secured by one or more of the following:

(a) Cross guarantees provided by certain su iaries; and

(b) Guarantees provided by the Company.

At 31st March 2003, the amount of facilities by the Group amounted to approximately HK$460,0 .

29 銀行信貸

於二零零三年三月三十一日，本集團之可動用銀行信貸總額約為港幣2,620,000,000元，並以下列其中一項或多項方式作抵押擔保：

(a) 由若干附屬公司提供之互相擔保；及

(b) 由本公司提供之擔保。

於二零零三年三月三十一日，本集團已動用之銀行信貸總額約為港幣460,000,000元。

30 Commitments

(a) Capital commitments

30 承擔

(a) 資本承擔

		Group 集團	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Contracted but not provided for	已訂約但未撥備		
property, plant and equipment	物業、機器及設備	**120,156**	28,850
Investments	投資	**–**	183,082
		120,156	211,932
Capital commitments for property, plant and equipment of associated companies not included in the above is as follows:	除上述以外之聯營公司之物業、機器及設備之資本承擔如下：		
Contracted but not provided for	已訂約但未撥備	**–**	1,060

30 Commitments *continued*

(b) Commitments under operating leases

At 31st March 2003, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases as follows:

30 承擔 續

(b) 經營租約承擔

於二零零三年三月三十一日，本集團於不能取消之土地及樓宇之經營租約下之未來最低租金總額如下：

		Group 集團	
		2003 **HK$'000** **港幣千元**	2002 HK$'000 港幣千元
Not later than one year	不超過一年	**58,255**	65,792
Later than one year but not later than five years	一年至五年	**78,281**	75,620
Later than five years	超過五年	**52,058**	–
		188,594	141,412

(c) Other commitments

(i) On 17th December 2002, two subsidiaries of the Company, China Weal Technology Holdings Limited ("CWT") and the shareholders of CWT entered into an agreement in which the Company's subsidiaries have committed to acquire certain business and assets from CWT and its subsidiaries (the "CWT Group"). The business and assets acquired were injected into a newly incorporated Chinese mainland subsidiary of the Company.

Pursuant to the agreement, the Group is required to pay an initial consideration of approximately HK$61 million, and an additional consideration which is dependent on, among other things, proper completion of certain reorganisation procedures, and the operating results of the above-mentioned new subsidiary of the Company up to 31st March 2008. The maximum amount of additional consideration, if required, amounted to approximately HK$156 million which will be settled by phases before 31st October 2008.

(c) 其他承擔

(i) 於二零零二年十二月十七日，本公司兩間附屬公司、中望科技控股有限公司（「CWT」）及CWT之股東訂立一項協議，據此，本公司附屬公司承諾收購CWT及其附屬公司（「CWT集團」）部份業務及資產。所收購之業務及資產已注入本公司新註冊成立之中國大陸附屬公司。

根據協議，本公司支付首期代價約港幣61,000,000元，額外代價須視（其中包括）若干重組程序順利完成，以及本公司上述新附屬公司截至二零零八年三月三十一日之營運業績情況。額外代價之最高金額約為港幣156,000,000元。額外代價（如需支付）將於二零零八年十月三十一日前分期支付。

30 Commitments *continued*

(c) Other commitments *continued*

(ii) As at 31st March 2003, the Group had outstanding foreign currency contracts amounted to approximately HK$46,000,000 (2002: HK$56,000,000).

31 Contingent liabilities

(a) The Company has executed guarantees with respect to banking facilities made available to its subsidiaries. As at 31st March 2003, such facilities granted and utilised amounted to approximately HK$2,620,000,000 and HK$460,000,000 respectively (2002: HK$2,485,000,000 and HK$419,000,000).

(b) The Company has issued letters of guarantee to the suppliers and vendors of its subsidiaries. As at 31st March 2003, the guarantee granted and utilised amounted to approximately HK$941,460,000 and HK$570,000,000 respectively (2002: HK$854,000,000 and HK$272,000,000).

30 承擔 *續*

(c) 其他承擔 *續*

(ii) 於二零零三年三月三十一日，本集團擁有之外滙合約承擔約達港幣46,000,000元（二零零二年：港幣56,000,000元）。

31 或然負債

(a) 本公司已就授予其附屬公司之銀行融資作出擔保。於二零零三年三月三十一日已授予及動用之擔保分別約為港幣2,620,000,000元和港幣460,000,000元（二零零二年：港幣2,485,000,000元和港幣419,000,000元）。

(b) 本公司已發出擔保書予其附屬公司的供應商。於二零零三年三月三十一日已授予及動用之擔保分別約為港幣941,460,000元和港幣570,000,000元（二零零二年：港幣854,000,000元和港幣272,000,000元）。

32 Reconciliation of operating profit before taxation to net cash inflow from operations

32 除稅前經營溢利與經營業務所得現金淨額對賬表

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Operating profit before taxation	除稅前經營溢利	**1,028,651**	1,081,194
Share of (profits)/losses of associated companies	應佔聯營公司之(溢利)／虧損	**(13,826)**	12,979
Share of losses/(profits) of jointly controlled entities	應佔共同控制實體之虧損／(溢利)	**34,756**	(8,468)
Interest income	利息收入	**(77,233)**	(67,360)
Interest expenses	利息支出	**20**	11,785
Depreciation of tangible fixed assets	有形固定資產折舊	**160,304**	143,048
Amortisation of intangible assets	無形資產攤銷	**15,246**	–
Loss on disposal of tangible fixed assets	出售有形固定資產之虧損	**3,110**	1,440
Losses/(gains) on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之虧損／(收益)	**26,802**	(164,240)
Operating profit before working capital changes	營運資本變動前之經營溢利	**1,177,830**	1,010,378
(Increase)/decrease in inventories	存貨(增加)／減少	**(411,997)**	261,620
Decrease/(increase) in amounts due from jointly controlled entities	應收共同控制實體欠款減少／(增加)	**194,132**	(194,132)
Increase in trade receivables, notes receivable, deposits, prepayments and other receivables	應收貿易賬款、應收票據、按金、預付款項及其他應收賬款增加	**(287,263)**	(21,776)
Increase/(decrease) in trade payables, notes payable, accruals and other payables	應付貿易賬款、應付票據、應計費用及其他應付款增加／(減少)	**477,373**	(246,600)
Net cash inflow from operations	經營所得現金淨額	**1,150,075**	809,490

33 Analysis of changes in financing

33 融資變動分析

		2003			2002		
		Share capital (including premium) 股本(包括溢價) HK$'000 港幣千元	**Minority interests 少數股東權益 HK$'000 港幣千元**	**Loans and finance lease obligations 貸款及財務租約債務 HK$'000 港幣千元**	Share capital (including premium) 股本(包括溢價) HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Loans and finance lease obligations 貸款及財務租約債務 HK$'000 港幣千元
Balance at the beginning of the year	年初結存	**4,919,885**	**7,050**	**-**	4,777,742	74,458	832,469
Minority interests' share of profits and exchange reserve	少數股東權益應佔溢利及外滙儲備	**-**	**(14,519)**	**-**	-	13,202	-
Increase in minority interests	少數股東權益增加	**-**	**-**	**-**	-	4,364	(4,364)
Increase in bank loans	銀行貸款增加	**-**	**-**	**-**	-	-	121,495
Disposal of subsidiaries	出售附屬公司	**-**	**-**	**-**	-	(84,974)	(944,760)
Decrease in loans from minority shareholders	少數股東借款減少	**-**	**-**	**-**	-	-	(4,840)
Acquisition of subsidiaries	收購附屬公司	**-**	**67,210**	**-**	-	-	-
Issue of new shares	發行新股份	**1,887**	**-**	**-**	143,949	-	-
Consideration for the repurchase of shares	股份回購之代價	**(79,399)**	**-**	**-**	(263,761)	-	-
Repurchase of shares out of retained profits	從保留溢利中購回股份	**78,616**	**-**	**-**	261,955	-	-
Balance at the end of the year	年終結存	**4,920,989**	**59,741**	**-**	4,919,885	7,050	-

34 Analysis of the balances of cash and cash equivalents

34 現金及等同現金結存分析

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash and bank balances	現金及銀行結餘	**2,808,323**	2,441,169

35 Disposal of subsidiaries

35 出售附屬公司

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net assets disposed of	出售之淨資產		
Tangible fixed assets	固定有形資產	–	305,678
Construction-in-progress	在建工程	–	8,033
Trade receivables	應收貿易賬款	–	1,311,570
Inventories	存貨	–	983,973
Deposits, prepayments and other receivables	按金、預付款項及其他應收款	–	205,692
Cash and bank balances	現金及銀行結餘	–	356,261
Trade and notes payable	應付貿易賬款及應付票據	–	(794,216)
Accruals and other payables	應計費用及其他應付款	–	(449,398)
Bank loans	銀行貸款	–	(944,760)
Minority interests	少數股東權益	–	(84,974)
		–	897,859
Gains on disposal	出售之收益	–	155,538
		–	1,053,397
Satisfied by:	支付方式：		
Cash and cash equivalents	現金及等同現金	–	229,021
Dividends payable	應付股息	–	808,538
Investments	投資	–	70,899
Accruals	應計費用	–	(55,061)
		–	1,053,397

36 Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries

36 出售附屬公司所耗之現金及等同現金淨額分析

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash consideration	現金代價	–	229,021
Cash and bank balances disposed of	出售之現金及銀行結餘	–	(356,261)
Net outflow of cash and cash equivalent in respect of the disposal of subsidiaries	出售附屬公司所耗之現金及等同現金淨額	–	(127,240)

37 Acquisition of subsidiaries

37 收購附屬公司

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net assets acquired	已收購 產		
Tangible fixed assets	有形 資產	27,027	–
Inventories	存	1,535	–
Investment in an associated company	於 司之投資	3,649	–
Trade and notes receivable	應 賬款及應收票據	7,788	–
Deposits, prepayments and other receivables	按 付款項及其他應收賬款	25,730	–
Cash and bank balances	現 結餘	204,788	–
Trade and notes payable	應 及應付票據	(789)	–
Accruals and other payables	應 他應付賬款	(20,538)	–
Minority interests	少	(67,210)	–
		181,980	–
Goodwill arising from acquisition	收購 商譽	38,801	–
		220,781	–
Satisfied by:	支付方		
Cash and cash equivalents	現	199,941	–
Other payables	其	20,840	–
		220,781	–

38 Analysis of the net inflow of cash and cash equ in respect of the acquisition of subsidiaries

38 收購附屬公司所得現金及等同現金淨額分析

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash consideration		(199,941)	–
Cash and bank balances acquired	銀行結餘	204,788	–
Net inflow of cash and cash equivalents in respect of acquisition of subsidiaries	收購附屬公司所得現金及等同現金淨額	4,847	–

39 Ultimate holding company

The directors regard 聯想控股有限公司 (Legend Holdings Limited), a company established in Chinese mainland, as being the ultimate holding company.

39 最終控股公司

董事認為聯想控股有限公司乃最終控股公司，該公司於中國大陸成立。

40 Approval of accounts

The accounts were approved by the board of directors on 28th May 2003.

40 賬目之核准

本賬目已由董事會於二零零三年五月二十八日核准。

37 Acquisition of subsidiaries

37 收購附屬公司

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net assets acquired	已收購淨資產		
Tangible fixed assets	有形固定資產	27,027	–
Inventories	存貨	1,535	–
Investment in an associated company	於聯營公司之投資	3,649	–
Trade and notes receivable	應收貿易賬款及應收票據	7,788	–
Deposits, prepayments and other receivables	按金、預付款項及其他應收賬款	25,730	–
Cash and bank balances	現金及銀行結餘	204,788	–
Trade and notes payable	應付貿易賬款及應付票據	(789)	–
Accruals and other payables	應計費用及其他應付賬款	(20,538)	–
Minority interests	少數股東權益	(67,210)	–
		181,980	–
Goodwill arising from acquisition	收購時產生之商譽	38,801	–
		220,781	–
Satisfied by:	支付方式：		
Cash and cash equivalents	現金	199,941	–
Other payables	其他應付款	20,840	–
		220,781	–

38 Analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries

38 收購附屬公司所得現金及等同現金淨額分析

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash consideration	現金代價	(199,941)	–
Cash and bank balances acquired	收購之現金及銀行結餘	204,788	–
Net inflow of cash and cash equivalents in respect of acquisition of subsidiaries	收購附屬公司所得現金及等同現金淨額	4,847	–

39 Ultimate holding company

The directors regard 聯想控股有限公司 (Legend Holdings Limited), a company established in Chinese mainland, as being the ultimate holding company.

39 最終控股公司

董事認為聯想控股有限公司乃最終控股公司，該公司於中國大陸成立。

40 Approval of accounts

The accounts were approved by the board of directors on 28th May 2003.

40 賬目之核准

本賬目已由董事會於二零零三年五月二十八日核准。

35 Disposal of subsidiaries

35 出售附屬公司

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net assets disposed of	出售之淨資產		
Tangible fixed assets	固定有形資產	–	305,678
Construction-in-progress	在建工程	–	8,033
Trade receivables	應收貿易賬款	–	1,311,570
Inventories	存貨	–	983,973
Deposits, prepayments and other receivables	按金、預付款項及其他應收款	–	205,692
Cash and bank balances	現金及銀行結餘	–	356,261
Trade and notes payable	應付貿易賬款及應付票據	–	(794,216)
Accruals and other payables	應計費用及其他應付款	–	(449,398)
Bank loans	銀行貸款	–	(944,760)
Minority interests	少數股東權益	–	(84,974)
		–	897,859
Gains on disposal	出售之收益	–	155,538
		–	1,053,397
Satisfied by:	支付方式：		
Cash and cash equivalents	現金及等同現金	–	229,021
Dividends payable	應付股息	–	808,538
Investments	投資	–	70,899
Accruals	應計費用	–	(55,061)
		–	1,053,397

36 Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries

36 出售附屬公司所耗之現金及等同現金淨額分析

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash consideration	現金代價	–	229,021
Cash and bank balances disposed of	出售之現金及銀行結餘	–	(356,261)
Net outflow of cash and cash equivalent in respect of the disposal of subsidiaries	出售附屬公司所耗之現金及等同現金淨額	–	(127,240)

SUPPLEMENTARY FINANCIAL INFORMATION 輔助財務資料

		2003 (audited) (經審核) HK$'000 港幣千元	2002 Proforma (unaudited) 備考 (未經審核) HK$'000 港幣千元
Turnover	營業額	**20,233,290**	19,267,384
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利	**1,174,720**	972,580
Depreciation expenses	折舊費用	**(160,304)**	(137,980)
Amortisation of intangible assets	無形資產攤銷	**(15,246)**	–
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之(虧損)/收益	**(26,802)**	164,240
Interest income	利息收入	**77,233**	66,664
Profit from operations	經營溢利	**1,049,601**	1,065,504
Finance cost	財務費用	**(20)**	(1,676)
		1,049,581	1,063,828
Share of (losses)/profits of jointly controlled entities	應佔共同控制實體(虧損)/溢利	**(34,756)**	8,468
Share of profits/(losses) of associated companies	應佔聯營公司溢利/(虧損)	**13,826**	(12,979)
Profit before taxation	除稅前溢利	**1,028,651**	1,059,317
Taxation	稅項	**(26,018)**	(23,092)
Profit after taxation	除稅後溢利	**1,002,633**	1,036,225
Minority interests	少數股東權益	**14,519**	(9,768)
Profit attributable to shareholders	股東應佔溢利	**1,017,152**	1,026,457
Dividends	股息	**747,411**	383,088
Earnings per share (HK cents):	每股盈利(港仙):		
– Basic	– 基本	**13.55**	13.61
– Fully diluted	– 全面攤薄	**13.54**	13.55

With effect from 1st June 2001, DCHL Group were spun off from the Group. The unaudited proforma consolidated results of the Group for the year ended 31st March 2002 have been prepared as if the spin-off of DCHL Group was effective throughout the year.

本集團已於二零零一年六月一日分拆神州數碼。本集團截至二零零二年三月三十一日止年度之未經審核備考綜合業績,乃假設分拆神州數碼集團於整個年度內有效而編製。

FIVE-YEAR FINANCIAL SUMMARY 五年財務摘要

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	2001 HK$'000 港幣千元	2000 HK$'000 港幣千元	1999 HK$'000 港幣千元
Turnover	營業額	**20,233,290**	20,853,254	27,219,212	17,449,649	11,633,573
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利	**1,174,720**	1,008,938	970,700	603,278	384,940
Depreciation expenses	折舊費用	**(160,304)**	(143,048)	(123,359)	(93,275)	(72,198)
Amortisation of intangible assets	無形資產攤銷	**(15,246)**	–	(580,877)	(580,877)	(580,877)
Impairment loss of goodwill	商譽減值虧損	**-**	–	(165,640)	–	(33,977)
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	出售附屬公司、聯營公司及證券投資之(虧損)/收益	**(26,802)**	164,240	(1,338)	–	–
Interest income	利息收入	**77,233**	67,360	103,214	16,373	13,620
Profit/(loss) from operations	經營溢利/(虧損)	**1,049,601**	1,097,490	202,700	(54,501)	(288,492)
Finance cost	財務費用	**(20)**	(11,785)	(33,516)	(41,456)	(46,273)
		1,049,581	1,085,705	169,184	(95,957)	(334,765)
Share of (losses)/profits of jointly controlled entities	應佔共同控制實體(虧損)/溢利	**(34,756)**	8,468	–	–	–
Share of profits/(losses) of associated companies	應佔聯營公司溢利/(虧損)	**13,826**	(12,979)	(6,628)	2,803	394
Profit/(loss) before taxation	除稅前溢利/(虧損)	**1,028,651**	1,081,194	162,556	(93,154)	(334,371)
Taxation	稅項	**(26,018)**	(23,092)	(19,156)	3,152	(4,958)
Profit/(loss) after taxation	除稅後溢利/(虧損)	**1,002,633**	1,058,102	143,400	(90,002)	(339,329)
Minority interests	少數股東權益	**14,519**	(13,202)	(29,886)	(9,986)	(258)
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	**1,017,152**	1,044,900	113,514	(99,988)	(339,587)
Total assets	總資產	**6,755,596**	5,691,737	8,027,993	6,739,674	4,688,627
Total liabilities (including minority interests)	總負債(包括少數股東權益)	**2,567,075**	2,009,703	4,145,071	2,906,655	2,433,700
Net assets	資產淨值	**4,188,521**	3,682,034	3,882,922	3,833,019	2,254,927

CORPORATE INFORMATION 公司資料

BOARD OF DIRECTORS 董事會

Executive Directors 執行董事

Mr Liu Chuanzhi (Chairman) 柳傳志先生(主席)
Mr Yang Yuanqing (Vice Chairman and President) 楊元慶先生(副主席兼總裁)
Ms Ma Xuezheng 馬雪征女士

Non-executive Director 非執行董事

Mr Zeng Maochao 曾茂朝先生

Independent Non-executive Directors 獨立非執行董事

Mr Wong Wai Ming 黃偉明先生
Professor Woo Chia-Wei 吳家瑋教授
Mr Ting Lee Sen 丁利生先生

COMPANY SECRETARY 公司秘書

Ms Look Pui Fan 陸佩芬女士

REGISTERED OFFICE 註冊辦事處

23rd Floor, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

香港鰂魚涌英皇道979號
太古坊林肯大廈23樓

PRINCIPAL BANKERS 主要往來銀行

Bank of China 中國銀行
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司
Standard Chartered Bank 渣打銀行

AUDITORS 核數師

PricewaterhouseCoopers 羅兵咸永道會計師事務所
Certified Public Accountants *執業會計師*

SHARE REGISTRAR 股份過戶登記處

Abacus Share Registrars Limited
28th Floor, BEA Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

雅柏勤證券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心28樓

AMERICAN DEPOSITARY RECEIPTS 美國存托憑證

(Depositary and Registrar)
Citibank, N.A.
5th Floor, 111 Wall Street,
New York 10005, USA

(存托及登記處)
花旗銀行
5th Floor, 111 Wall Street,
New York 10005, USA

INTERNET WEBSITE 互聯網址

http://www.lenovo.com

lenovo联想

香港鰂魚涌英皇道979號
太古坊林肯大廈23樓
電話：(852) 2590 0228
傳真：(852) 2516 5384
網址：http://www.lenovo.com

23/F, Lincoln House, Taikoo Place
979 King's Road, Quarry Bay, Hong Kong
Tel: (852) 2590 0228
Fax: (852) 2516 5384
Website: http://www.lenovo.com

Design : The Design Associates Ltd.
PR Consultant : Strategic Financial Relations Limited
Printing : SNP Vite Limited

29 May 2003

Legal & General Notices

lenovo联想

Legend Group Limited 聯想集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Legend Group Limited (the "Company") will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on 15th July, 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited accounts for the year ended 31st March, 2003 together with the reports of the directors and auditors thereon.
2. To declare a final dividend and a special dividend for the year ended 31st March, 2003.
3. To re-elect the retiring directors and authorise the Board to fix directors' fees.
4. To re-appoint Messrs. PricewaterhouseCoopers as auditors and authorise the Board to fix auditors' remuneration.
5. To consider as special business and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(I) "THAT:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares upon the exercise of options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares in the Company, or (iii) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares in the share capital of the Company open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(II) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance or the Articles of Association of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

(III) "THAT conditional upon the passing of Resolutions 5(I) and 5(II) as set out in the notice convening this meeting, the general mandate granted to the directors of the Company to exercise the powers of the Company to allot, issue and deal with the shares in the Company pursuant to Resolution 5(I) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase securities of the Company as referred to in Resolution 5(II) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution."

Notes :

1. *Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.*
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of 28/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting.
3. The register of members of the Company will be closed from Thursday, 10th July, 2003 to Tuesday, 15th July, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividends, all transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at the above address not later than 4:00 p.m. on Wednesday, 9th July, 2003.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 28th May, 2003

website: www.lenovo.com

lenovo联想

Legend Group Limited 聯想集團有限公司

（根據公司條例於香港註冊成立）

股東週年大會通告

茲通告聯想集團有限公司（「本公司」）股東週年大會，謹訂於二零零三年七月十五日上午九時三十分，假座香港金鐘道八十八號太古廣場萬豪酒店三樓宴會廳舉行，議程如下：

1. 省覽及接納截至二零零三年三月三十一日止年度之經審核賬目及董事會與核數師的報告。
2. 宣佈派發截至二零零三年三月三十一日止年度的末期股息及特別股息。
3. 重選退任董事，並授權董事會釐定董事袍金。
4. 續聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定核數師酬金。
5. 作為特別事項，考慮並酌情通過（不論會否作出修訂）下列議案為普通決議案：

普通決議案

(I) 「**動議**：

(a) 在本決議案(c)段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司之全部權力以配發、發行及處理本公司股本之額外股份，並作出或授予將可能需要行使該等權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間（定義見下文）作出或授予將可能需要於有關期間完結後行使該項權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他安排）之股本面值總額，不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准受到此數額限制，但不包括：(i)配售新股（定義見下文），或(ii)行使任何根據當時獲本公司採納以授出或發行本公司股份或可認購本公司股份權利之任何購股權計劃或類似安排所授出之購股權，或(iii)按照本公司章程細則不時發行股份以代替股息；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 於本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時；及

「配售新股」指本公司之董事於指定的期間內，向某一指定日期名列在本公司股東名冊上之股份持有人，按其當時持股比例提出發售股份，惟本公司之董事有權就零碎股權或顧及適用於本公司之任何地區之法律或該等地區之任何認可監管機構或任何證券交易所規定而產生之任何限制或責任，作出彼等認為必須或適宜取消若干股東在此方面之權利或作出其他安排。」

(II) 「**動議**：

(a) 在本決議案(b)段之規限下，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司之全部權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時修訂之規定，在聯交所或任何其他本公司之證券可能上市並就此而言獲香港證券及期貨事務監察委員會及聯交所認可之證券交易所購回本公司之證券；

(b) 本公司根據本決議案(a)段之批准獲授權購回之本公司證券數額，不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准受到此數額限制；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照公司條例或本公司章程細則規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 於本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所賦予之授權之時。」

(III) 「**動議**召開本大會之通告所載之第5(I)及第5(II)項決議案獲通過之條件下，擴大根據本大會之通告所載之第5(I)項決議案授予本公司董事行使本公司權力以配發、發行及處理本公司股份之授權，將本公司董事根據該項一般授權配發及發行或同意有條件或無條件配發及發行之股本面值總額，加上本公司根據本大會之通告所載之第5(II)項決議案所購回本公司證券之授權而購回之本公司股本面值總額，惟擴大之數額不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席及投票。受委任代表毋須為本公司之股東。
2. 已簽署之代表委任表格及授權書或其他授權文件（如有），或該等授權書或經公證人簽署證明之授權文件副本，最遲須於大會舉行時間四十八小時前送達本公司之股份過戶登記處－雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心二十八樓，方為有效。
3. 本公司將於二零零三年七月十日（星期四）至二零零三年七月十五日（星期二）止（包括首尾兩天）之期間內，暫停辦理股份過戶登記手續。如欲獲派發建議之股息，請於二零零三年七月九日（星期三）下午四時之前將所有過戶文件連同有關股票送達本公司之股份過戶登記處－雅柏勤證券登記有限公司辦理過戶登記手續（地址同上）。

承董事會命
柳傳志
主席

香港，二零零三年五月二十八日

網址：*www.lenovo.com*

lenovo联想

Legend Group Limited 聯想集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

2002/03 ANNUAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Turnover increased by 5.0% to HK$20,233 million (as compared to last year proforma results)
- EBITDA increased by 20.8% to HK$1,175 million (as compared to last year proforma results)
- Profit attributable to shareholders attained HK$1,017 million. Profit before losses on disposal of investments increased by 21.1% to HK$1,044 million (as compared to last year proforma results)
- Basic earnings per share was 13.55 HK cents. Fully diluted earnings per share was 13.54 HK cents
- Proposed final dividend is 3.0 HK cents per share, proposed special dividend is 5.2 HK cents per share

AUDITED CONSOLIDATED RESULTS

The board of directors (the "Directors") of Legend Group Limited (the "Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2003, together with the comparative figures for last year, are as follows:

Consolidated profit and loss account

	Note	2003 (audited) HK$'000	2002 (audited) HK$'000	2002 Proforma (Note 1) (unaudited) HK$'000
Turnover	3	20,233,290	20,853,254	19,267,384
Earnings before interest, taxation, depreciation and amortisation expenses		1,174,720	1,008,938	972,580
Depreciation expenses		(160,304)	(143,048)	(137,980)
Amortisation of intangible assets		(15,246)	–	–
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities		(26,802)	164,240	164,240
Interest income		77,233	67,360	66,664
Profit from operations	4	1,049,601	1,097,490	1,065,504
Finance costs		(20)	(11,785)	(1,676)
		1,049,581	1,085,705	1,063,828
Share of (losses)/profits of jointly controlled entities		(34,756)	8,468	8,468
Share of profits/(losses) of associated companies		13,826	(12,979)	(12,979)
Profit before taxation		1,028,651	1,081,194	1,059,317
Taxation	5	(26,018)	(23,092)	(23,092)
Profit after taxation		1,002,633	1,058,102	1,036,225
Minority interests		14,519	(13,202)	(9,768)
Profit attributable to shareholders		1,017,152	1,044,900	1,026,457
Dividends	6	747,411	383,897	383,897
Earnings per share				
– Basic	7	13.55 cents	13.86 cents	13.61 cents
– Fully diluted	7	13.54 cents	13.79 cents	13.55 cents

Notes:

1. **Basis of preparation**

   With effect from 1st June 2001, Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") were spun off from the Group (the "Spin-off"). As the Spin-off was substantial to the operating results of the Group, the Directors prepared unaudited proforma consolidated results of the Group for the year ended 31st March 2002 as if the Spin-off was effective throughout the year.

2. **Principal accounting policies**

   The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that investment securities are stated at fair value.

   In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAP") issued by the HKSA which are, unless otherwise stated, effective for accounting periods commencing on or after 1st January 2002.

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

   The adoption of the above SSAP has no material effect on the Group's accounts.

3. **Turnover, revenue and segment information**

   (a) *Primary reporting format – geographical segments*

	The People's Republic of China	Asia Pacific (excluding	North	Group

   (b) Analysis of total operating expenses by nature:

	2003 HK$'000	2002 HK$'000
Selling expenses	(379,842)	(382,372)
Promotional and advertising expenses	(425,143)	(397,352)
Staff costs (including directors' emoluments)	(688,519)	(674,920)
Other expenses	(490,624)	(461,901)
Amortisation of intangible assets	(15,246)	–
Total operating expenses	(1,999,374)	(1,916,545)

5. **Taxation**

   (a) Hong Kong profits tax has been provided for at the rate of 16% (2002: 16%) on the estimated assessable profit for the year.

   (b) Overseas taxation represents tax charges on the assessable profits of subsidiaries operating overseas including the Chinese mainland, calculated at rates applicable in the respective jurisdictions.

   (c) The amount of taxation charged to the consolidated profit and loss account represents:

	2003 HK$'000	2002 HK$'000
Hong Kong profits tax	–	4,120
Overseas taxation	23,730	20,985
Overprovision in prior years	(339)	(1,702)
Deferred taxation	–	(23)
	23,391	23,380
Share of taxation attributable to:		
jointly controlled entities	1,416	–
associated companies	1,211	(288)
	26,018	23,092

   (d) Pursuant to various approval documents issued by the Chinese mainland tax authority, certain Chinese mainland subsidiaries of the Group are entitled to preferential Chinese mainland income tax treatments.

   Legend (Beijing) Limited is entitled to preferential Chinese mainland income tax rate of 7.5% for the three years ended 31st December 2003.

   Legend Mobile Communication Company Limited is exempted from Chinese mainland income tax for two years commencing 1st January 2002.

   Other major Chinese mainland subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from Chinese mainland income tax for two to three years commencing 1st January 2001 and a 50% Chinese mainland income tax reduction for the following three years.

6. **Dividends**

	2003 HK$'000	2002 HK$'000
Interim dividend 1.8 HK cents (2002: 1.5 HK cents) per share	135,034	112,846
Proposed final dividend 3.0 HK cents (2002: 3.6 HK cents) per share	224,040	271,051
Proposed special dividend 5.2 HK cents (2002: nil) per share	388,337	–
	747,411	383,897

   At a meeting held on 28th May 2003, the Directors recommended a final dividend of 3.0 HK cents per share and a special dividend of 5.2 HK cents per share. These proposed dividends are not reflected as dividends payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31st March 2003.

7. **Earnings per share**

   The calculation of basic and diluted earnings per share is based on the following data:

	2003	2002
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	1,017,152	1,044,900
Weighted average number of shares for the purposes of basic earnings per share	7,504,340,579	7,539,152,694
Effect of potential dilutive shares	9,827,387	36,580,910
Weighted average number of shares for the purposes of diluted earnings per share	7,514,167,966	7,575,733,604

PROPOSED DIVIDENDS

The Directors recommended a final dividend of 3.0 HK cents per share for the year ended 31st March 2003 to the shareholders whose names appear on the Register of Members of the Company on 15th July 2003. After considering the Group's cash position and the needs for business development, the Directors also proposed a special dividend of 5.2 HK cents per share for the above shareholders. Subject to the shareholders' approval at the forthcoming annual general meeting, these proposed dividends will be paid on or before 13th August 2003.

BUSINESS REVIEW

After IT industry went through a rather tough year, China IT market saw signs of recovery during the 2002/03 fiscal year and showed a gradual improvement. While total market revenue increased only 2%, Legend's turnover growth exceeded 5% as compared to the proforma figures of previous year. Legend continued to implement its three key business strategies: the expansion of its terminal device product line, the enhancement of its back-office products, and the development of its service business.

Corporate IT Business

- Legend's corporate IT business recorded a 7.2% increase in turnover, with sales of servers and notebook computers achieving the fastest growth. Gross profit and operating profit of (compared to 2002 proforma figures) to HK$1,175 million.

Profit attributable to shareholders for the year reached HK$1,017 million, the basic earnings per share was 13.55 HK cents; fully diluted earnings per share was 13.54 HK cents. Excluding the effect of the losses/gains on disposal of subsidiaries, an associated company and investment securities, the profit attributable to shareholders increased by HK$163 million (compared to 2002 actual figures) and HK$182 million (compared to 2002 proforma figures) to HK$1,044 million, indicating an increase of 18.5% and 21.1% respectively.

During the year, sales of servers and notebook computers increased and application solutions to small and medium sized corporations were further developed, the turnover of corporate IT business recorded an increase of 7.2% and the contribution increased by 29.9%.

Although the turnover of consumer IT business dropped by 7.8%, profit margin improved and due to disciplined cost control, the contribution showed an increase of 55.1%.

The Group launched the production of mobile handsets during the year, turnover in handheld device business greatly increased by 5.7 times more than last year's figure. The contribution also turned from a loss of HK$19 million to a profit of HK$29 million.

During the year, the Group acquired the business from China Weal Business Machinery Co. Ltd. and further expanded the IT service business. For the year, IT service business recorded a turnover of HK$184 million and a loss in contribution of HK$61 million.

As the market of motherboard suffered sluggish growth and the Group sold the PCB business in January 2002, the turnover of contract manufacturing business decreased by 35.9% and the contribution dropped to HK$9 million.

Other businesses of last year mainly represented the results from DCHL and the Internet business which had been spun off and shifted to jointly controlled entities respectively.

Losses on Disposals of Investments

The Group recorded a net loss of disposal of investments of HK$27 million during the year. The loss was mainly caused by disposal of an associated company, Yestock Limited, which amounted to HK$34 million while the sales of investment securities recorded a gain of HK$7 million.

Taxation

The Group's effective tax rate for the year was 2.53% and for the year 2002 was 2.13%. The Group will continue to adopt effective tax planning strategies for the operation.

Dividends

The Group adopted a consistent dividend pay out policy. The interim dividend paid during the year was 1.8 HK cents per share for a total amount of HK$135 million and the final dividend is proposed to be 3.0 HK cents per share for a total amount of HK$224 million. The Directors also proposed a special dividend of 5.2 HK cents per share for this year for a total of HK$388 million.

Significant Investments and Acquisitions

During the year, the Group invested HK$295 million for fixed assets and construction-in-progress which were mainly located in Chinese mainland. The Group also utilized about HK$394 million for investments mainly connected with the expansion of handheld device business and IT service business.

In the coming year, the Group will use around HK$1 billion for capital expenditure which mainly includes the development of new business, research and development and general capital aspects. The funding will be generated from its existing business.

Liquidity and Financial Resources

As at 31st March 2003, total assets of the Group was HK$6,756 million which was financed by shareholder fund of HK$4,189 million, minority interests of HK$60 million and current liabilities of HK$2,507 million. The current ratio of the Group was 2.1.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. As at 31st March 2003, cash and bank balances of the Group were HK$2,808 million. The balances consisted of about 35% in Hong Kong dollars, 38.5% in US dollars, 26% in Renminbi and 0.5% of other currencies.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at 31st March 2003, the Group's total available credit facilities amounted to HK$2,620 million, of which HK$938 million was in trade line, HK$720 million was in short term and revolving money market facilities and HK$962 million was in foreign exchange contract. As at 31st March 2003, the facility drawn down was HK$414 million bills payable and HK$46 million foreign exchange contracts used.

There was no outstanding bank loan as at 31st March 2003 and there were no assets held under finance lease during the year and as at the year end.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuation from exchange rates. Foreign currency exposures were mainly the trade receivables from the business in Europe. As at 31st March 2003, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$46 million.

Contingent Liabilities

The Group had no material contingent liabilities as at 31st March 2003.

Employees

As at 31st March 2003, the Group had a total of 9,705 employees. 9,572 of whom were employed in Chinese mainland and 133 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, discretionary bonus ...

3. **Turnover, revenue and segment information**

(a) *Primary reporting format – geographical segments*

	The People's Republic of China ("PRC") 2003 HK$'000	Asia Pacific (excluding PRC) 2003 HK$'000	North America 2003 HK$'000	Europe 2003 HK$'000	Group Total 2003 HK$'000
Profit and loss account					
Turnover	19,738,075	5,818	14,999	474,398	20,233,290
Segment operating results	1,011,204	(412)	130	3,494	1,014,416
Losses on disposal of subsidiaries, an associated company and investment securities	(26,802)	-	-	-	(26,802)
Amortisation of intangible assets	(15,246)	-	-	-	(15,246)
Finance income					77,233
Finance costs					(20)
Contribution to operating profit					1,049,581
Share of losses of jointly controlled entities	(34,756)	-	-	-	(34,756)
Share of profits of associated companies	13,826	-	-	-	13,826
Profit before taxation					1,028,651
Taxation					(26,018)
Profit after taxation					1,002,633
Minority interests					14,519
Profit attributable to shareholders					1,017,152

	PRC 2002 HK$'000	Asia Pacific (excluding PRC) 2002 HK$'000	North America 2002 HK$'000	Europe 2002 HK$'000	Group Total 2002 HK$'000
Profit and loss account					
Turnover	19,702,459	282,283	104,872	763,640	20,853,254
Segment operating results	772,684	30,500	17,833	44,873	865,890
Gains on disposal of subsidiaries, associated companies and investment securities	164,240	-	-	-	164,240
Finance income					67,360
Finance costs					(11,785)
Contribution to operating profit					1,085,705
Share of profits of jointly controlled entities	8,468	-	-	-	8,468
Share of losses of associated companies	(12,979)	-	-	-	(12,979)
Profit before taxation					1,081,194
Taxation					(23,092)
Profit after taxation					1,058,102
Minority interests					(13,202)
Profit attributable to shareholders					1,044,900

(b) *Secondary reporting format – business segments*

	Turnover 2003 HK$'000	Contribution to operating profit 2003 HK$'000	Turnover 2002 HK$'000	Contribution to operating profit 2002 HK$'000
Corporate IT business	10,803,311	744,153	10,077,796	573,077
Consumer IT business	6,822,633	363,527	7,400,769	234,335
Handheld device business	1,440,328	29,017	216,434	(18,906)
IT service business	183,800	(61,405)	–	-
Contract manufacturing business	983,218	8,554	1,533,864	147,901
Others	-	-	1,624,391	(14,942)
Amortisation of goodwill	-	(7,463)	-	-
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	–	(26,802)	–	164,240
	20,233,290	1,049,581	20,853,254	1,085,705

4. **Profit from operations**

(a)

	2003 HK$'000	2002 HK$'000
Turnover	20,233,290	20,853,254
Cost of sales	(17,234,746)	(18,070,819)
Gross profit	2,998,544	2,782,435
Other revenue	77,233	67,360
(Losses)/gains on disposal of subsidiaries, an associated company and investment securities	(26,802)	164,240
	3,048,975	3,014,035
Distribution expenses	(1,393,990)	(1,390,571)
Administrative expenses	(328,736)	(363,851)
Other operating expenses	(261,402)	(162,123)
Amortisation of intangible assets	(15,246)	-
Total operating expenses *(Note (b))*	(1,999,374)	(1,916,545)
Profit from operations	1,049,601	1,097,490

development of its service business.

Corporate IT Business

- Legend's corporate IT business recorded a 7.2% increase in turnover, with sales of servers and notebook computers achieving the fastest growth. Gross profit and operating profit of the business continued to maintain a strong growth.
- During the year, Legend achieved further success in technological innovation. In August 2002, Legend developed the first ever supercomputer in China with a computing speed of 1000 GFLOPS (Giga Floating Operations Per Second). The supercomputer was ranked 43rd in the Top 500 high performance computers in the world. Legend had also rolled out a series of new server products based on Itanium 2. The substantial increase in shipment of dual processor and multi-processor servers has helped Legend to firm up its position as number one server brand among Chinese vendors. Legend's in-house commercial PC series received good market response with "Kaitian 6800" series capturing the "Intel Innovative PC Award" in September 2002.
- Legend's "IT 1 for 1" scheme, which targeted at SMEs, achieved significant results in facilitating channel transformation and establishing comprehensive business structures of consultation, solutions, operations and services.
- Legend has made significant progress in vertical markets. The Group has already developed a comprehensive system of application solutions for the education sector, which has been successfully applied and has now benefited over 2,000 clients. The Group has also accumulated solid experience in consultation and in providing IT services for specific industries, such as logistic and manufacturing. The Group's corporate IT solutions have been successfully adopted by around 300 clients.

Consumer IT Business

- The Group's home PC unit shipment increased by 9.5%. During the year, Legend put greater emphasis on its gross margin and operating profit, and both have attained significant improvement over the past year.
- Legend has long been dedicated to provide Chinese consumers with innovative, user-friendly, and trend-setting products. In October last year, the Group rolled out a new generation of dual mode home PCs, "Tianjiao" and "Tianrui" series. These series utilized Legend's self-developed operating system LEOS, which combines PC functions with those of electrical appliances, and has helped to improve the business's gross margin. In addition, the "Tianjiao" PC series has won numerous product design awards in the Chinese mainland and Hong Kong.
- Legend continued to expand its network of "Legend 1+1 Home Specialty Shops" to meet the growing demand in small to medium cities. The number of shops increased from 570 last year to 760.
- Unit shipment of digital camera and MP3 player in China grew 200% and 100% respectively in 2002. Digital camera and MP3 player became hot gift choices. Legend also actively expanded in these markets during the year and performed exceptionally well. Sales of Legend's MP3 players captured 20% of the Chinese market in 2002, ranked first in terms of market shares. Sales of digital cameras and consumer ink-jet printers also ranked among the top players.

Handheld Device Business

- Legend's handheld device business recorded a spectacular surge of 566% in turnover in the fiscal year, with the addition of mobile handsets into its portfolio.
- In June last year, Legend increased its ownership to 80.8% in the joint venture that engages in the mobile handset business, and at the same time injected new capital. The total investment in this exercise amounted to RMB61.5 million.
- Since its first product launch last June, Legend has developed over 10 mobile handset models, including GSM and CDMA handsets, and also rolled out color-screen handsets in November of last year. Legend also set up bases in Shanghai and Xiamen to nurture its research and development capabilities. With regard to the development of sales and distribution network, Legend established a number of sales and marketing models targeted at different regions. Legend also built a nationwide sales network with over 3,000 retail outlets and a network of 26 service centers in China.
- Driven by industry-specific applications, the pocket PC market sustained relatively rapid growth in 2002. On the other hand, lacking key new applications to drive demand, growth momentum of the PDA market has slowed. By comparison with last year, sales of Legend's electronic dictionary grew 300%, further solidifying the Group's strong position in the handheld device market.

IT Service Business

- Legend firmly implemented its service transformation strategy. Following mergers and acquisitions, the Group's IT service business adopted a "Three-horizontal and Four-vertical" business framework, with infrastructure platforms, horizontal applications, and operations outsourcing representing the "three-horizontal"; and telecom, financial, government and manufacturing forming the "four-vertical". Services offered include consultation, implementation, systems integration and outsourcing.
- In October last year, Legend announced the plan to acquire the business and assets of China Weal Business Machinery Co. Ltd., one of the largest telecomm systems and network integrators in China. In December, Legend Chinaweal System and Service Company Limited was formed, marking Legend's official entry into the telecom IT service market. The first part of the agreed consideration amounted to about HK$60 million. The remaining amount will be tied in with the financial performance of the new company over the coming few years but the total consideration will not exceed HK$220 million.

Contract Manufacturing Business

- The worldwide motherboard market continued to suffer sluggish growth in 2002. Legend shipped about 3.25 million QDI motherboards during the year, slightly lower than last year's number.
- To take full advantage of its R&D capabilities in the field of motherboard technology, Legend set up a printed circuit board assembling design center during the year to provide design and technological support for its full range of motherboard products.

FINANCIAL REVIEW

When compared to the proforma result from last year, the Group recorded an increase of 5.0% in turnover to HK$20.233 million and the gross profit margin increased from 13.70% to 14.82%. As the gross profit of the Group stepped up and the management imposed efficient control on the operating cost, EBITDA increased by 16.4% (compared to 2002 actual figures) and 20.8%

Employees

As at 31st March 2003, the Group had a total of 9,705 employees. 9,572 of whom were employed in Chinese mainland and 133 were employed in Hong Kong and overseas.

The Group implemented remuneration policy, discretionary bonus program, and share option scheme for employees which are determined according to the performance of the Group and individual employees. In order to improve the quality of the staff, the Group provides job rotation, in-house training and external training courses to the staff. The Group also provides benefits such as insurance, medical and retirement contribution funds. These policies are reviewed regularly to ensure they remain competitive and appropriate.

FUTURE PROSPECTS

In 2003 China's economy shows strong fundamentals. The Chinese government is placing great emphasis on informatisation, and its active financial policy will foster further growth in the IT market. Although the outbreak of the severe acute respiratory syndrome (SARS) may cause some disruption in certain Chinese provinces and cities, once the situation is brought under control, the corporate and consumer markets should soon return to normal. Legend initiated a number of strategies and targets for the coming year. Apart from maintaining profit growth, the Group plans to accelerate its business development, with server, notebook computer, mobile handset and digital product as major growth drivers. It will also continue to pursue its transformation strategy, strengthening its ability to provide quality professional services and speeding up the pace of its technological innovations.

In order to maintain long-term, sustainable growth in the future, we will pursue the strategy of "Three Tier Business". The first tier is the core business, including commercial and consumer desktop. The second tier is the growth business, including notebook, server, mobile handset, peripheral equipment, network security and digital product. The third tier is the seed business, including IT service, high performance server and storage products. Through setting different key performance benchmarks for the three businesses, the Group effectively allocates its resources by matching business objectives with performance review and incentives programs. The Group expects that the growing business and the seed business to grow rapidly in mid-term and long-term respectively and gradually transform into core business and generate stable revenue.

To cater for the Group's diversified business development and lay the groundwork for its expansion in overseas markets, Legend changed its logo to ***lenovo*** in April this year. The new logo represents "an innovative Legend", which embodies four superb attributes, – "Trustworthy", "Innovation & energy", "Professional services" and "Easy". This logo has already been registered by Legend worldwide. The adoption of the new logo will be completed in six months to a year's time with all products manufactured on or after 29th April 2003 using the new logo.

In conclusion, although China's IT industry still faces a number of challenges in the coming year, Legend's management is confident about the Group's prospects, particularly as it proceeds in implementing its strategy of technological innovation and service transformation. The Group's thorough understanding of the China market and its excellent management capabilities will help grasp both new and existing market opportunities, bringing sustainable healthy returns to its shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share HK$	Lowest price per share HK$	Aggregate consideration paid (including expenses) HK$'000
June 2002	2,000,000	2.875	2.875	5,765
October 2002	4,810,000	2.325	2.225	10,941
March 2003	24,520,000	2.600	2.400	62,693

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof and an aggregate nominal value of shares repurchased of HK$783,250 (2002: HK$1,805,650) was transferred from retained earnings to share redemption reserve. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

FULL DETAILS OF FINANCIAL INFORMATION

A detailed results announcement of the Company containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") will be published on the websites of the Stock Exchange and the Company in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 10th July 2003 to 15th July 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividends, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 28/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 9th July 2003.

CODE OF BEST PRACTICE

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 28th May 2003

Website: www.lenovo.com

lenovo联想

Legend Group Limited 聯想集團有限公司

(根據公司條例於香港註冊成立)

二零零二／二零零三年度全年業績公佈

財務摘要

- 營業額增加5.0%至港幣202.33億元（與去年備考業績比較）
- 除利息、稅項、折舊及攤銷前溢利上升20.8%至港幣11.75億元（與去年備考業績比較）
- 股東應佔溢利達港幣10.17億元，扣除出售投資虧損前溢利增長21.1%至港幣10.44億元（與去年備考業績比較）
- 每股基本盈利為港幣13.55仙，每股全面攤薄盈利為港幣13.54仙
- 建議末期股息每股港幣3.0仙，建議特別股息每股港幣5.2仙

經審核綜合業績

聯想集團有限公司（「本公司」）之董事會（「董事會」）謹此欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零三年三月三十一日止年度之經審核綜合業績，以及去年的比較數字如下：

綜合損益表

	附註	二零零三年 (經審核) 港幣千元	二零零二年 (經審核) 港幣千元	二零零二年 備考 (附註1) (未經審核) 港幣千元
營業額	3	20,233,290	20,853,254	19,267,384
除利息、稅項、折舊及攤銷前溢利		1,174,720	1,008,938	972,580
折舊費用		(160,304)	(143,048)	(137,980)
無形資產攤銷		(15,246)	–	–
出售附屬公司、聯營公司及證券投資之（虧損）／收益		(26,802)	164,240	164,240
利息收入		77,233	67,360	66,664
經營溢利	4	1,049,601	1,097,490	1,065,504
財務費用		(20)	(11,785)	(1,676)
		1,049,581	1,085,705	1,063,828
應佔共同控制實體（虧損）／溢利		(34,756)	8,468	8,468
應佔聯營公司溢利／（虧損）		13,826	(12,979)	(12,979)
除稅前溢利		1,028,651	1,081,194	1,059,317
稅項	5	(26,018)	(23,092)	(23,092)
除稅後溢利		1,002,633	1,058,102	1,036,225
少數股東權益		14,519	(13,202)	(9,768)
股東應佔溢利		1,017,152	1,044,900	1,026,457
股息	6	747,411	383,897	383,897
每股盈利				
－基本	7	13.55仙	13.86仙	13.61仙
－全面攤薄	7	13.54仙	13.79仙	13.55仙

附註：

1. **編製基礎**

本集團已於二零零一年六月一日分拆神州數碼控股有限公司及其附屬公司（統稱「神州數碼」）（「分拆」）。由於分拆對本集團之經營業績有重大影響，故董事已編製本集團截至二零零二年三月三十一日止年度之未經審核備考綜合業績，猶如分拆於整個年度內有效。

2. **主要會計政策**

本賬目乃根據香港公認會計原則及香港會計師公會頒佈之會計準則編製。賬目並根據歷史成本常規法編製，惟證券投資乃以公平價值入賬。

本年度，本集團採納以下會計師公會頒佈之會計實務準則，除另有指明外，該等會計實務準則於二零零二年一月一日或以後開始之會計期間生效。

會計實務準則第1號（經修訂）	：	財務報表之呈報
會計實務準則第11號（經修訂）	：	外幣換算
會計實務準則第15號（經修訂）	：	現金流量表
會計實務準則第34號（經修訂）	：	員工福利

採納上述會計實務準則對本集團之賬目並無重大影響。

3. **營業額、收益及分類資料**

(a) *基本列報方式－地域分類*

中華人民共和國	亞太區	本集團

(b) 根據費用性質之經營費用分析：

	二零零三年 港幣千元	二零零二年 港幣千元
銷售費用	(379,842)	(382,372)
推廣及廣告費用	(425,143)	(397,352)
員工成本（包括董事酬金）	(688,519)	(674,920)
其他費用	(490,624)	(461,901)
無形資產攤銷	(15,246)	–
經營費用總額	(1,999,374)	(1,916,545)

5. **稅項**

(a) 香港利得稅已就本年度估計應課稅溢利按稅率16%（二零零二年：16%）撥備。

(b) 海外稅項指按各司法權區適用稅率計算於海外（包括中國大陸）經營之附屬公司之應課稅溢利之稅項開支。

(c) 於綜合損益表內扣除之稅項包括：

	二零零三年 港幣千元	二零零二年 港幣千元
香港利得稅	–	4,120
海外稅項	23,730	20,985
上年度超額撥備	(339)	(1,702)
遞延稅項	–	(23)
	23,391	23,380
應佔共同控制實體稅項	1,416	–
應佔聯營公司稅項	1,211	(288)
	26,018	23,092

(d) 根據中國大陸稅務機關所發出的批文，本集團若干中國大陸附屬公司享有中國大陸稅務優惠。

聯想（北京）有限公司於截至二零零三年十二月三十一日止三個年度享有中國大陸所得稅優惠稅率7.5%。

聯想移動通信科技有限公司自二零零二年一月一日起獲豁免繳交中國大陸所得稅兩年。

本集團其他於深圳、北京及惠陽之重要中國大陸附屬公司則由二零零一年一月一日起免交中國大陸所得稅兩年至三年及隨後三年獲中國大陸所得稅減半的優惠。

6. **股息**

	二零零三年 港幣千元	二零零二年 港幣千元
中期股息－每股港幣1.8仙（二零零二年：港幣1.5仙）	135,034	112,846
建議末期股息－每股港幣3.0仙（二零零二年：港幣3.6仙）	224,040	271,051
建議特別股息－每股港幣5.2仙（二零零二年：無）	388,337	–
	747,411	383,897

於二零零三年五月二十八日舉行之董事會會議上，董事會建議派發末期股息每股港幣3.0仙及特別股息每股港幣5.2仙。上述擬派的股息並未於本賬目中列作應付股息，惟將於截至二零零三年三月三十一日止年度列作保留盈餘分派。

7. **每股盈利**

每股基本及攤薄後盈利根據下列數據計算：

	二零零三年	二零零二年
用以計算每股基本及攤薄盈利之溢利（港幣千元）	1,017,152	1,044,900
用以計算每股基本盈利之加權平均股數	7,504,340,579	7,539,152,694
潛在攤薄股份之影響	9,827,387	36,580,910
用以計算每股攤薄盈利之加權平均股數	7,514,167,966	7,575,733,604

建議股息

財務回顧

與去年的備考業績比較，本集團錄得營業額上升5.0%至港幣202.33億元，毛利率由13.70%增至14.82%。由於本集團的毛利率正持續上升及管理層推行有效的控制經營成本措施，除利息、稅項、折舊及攤銷前溢利上升16.4%（與二零零二年實際數字比較）及20.8%（與二零零二年備考數字比較）至港幣11.75億元。

年內的股東應佔溢利為港幣10.17億元，每股基本盈利為港幣13.55仙；而每股全面攤薄盈利為港幣13.54仙。撇除出售附屬公司、聯營公司及證券投資的虧損／收益造成的影響，股東應佔溢利則增加港幣1.63億元（與二零零二年實際數字比較）及港幣1.82億元（與二零零二年備考數字比較）至港幣10.44億元，即分別增加18.5%及21.1%。

年內，服務器及筆記本電腦的銷售額均有所增加，而中小企業的應用方案亦進一步擴大。企業IT業務的營業額錄得7.2%的增長及盈利貢獻亦上升29.9%。

儘管消費IT業務的營業額下跌7.8%，但因邊際毛利有所改善及嚴緊地控制成本，盈利貢獻因而取得55.1%的增長。

鑒於本集團於年內開始生產移動電話，手持設備業務的營業額因而較去年大幅增長超過5.7倍。盈利貢獻亦由虧損港幣0.19億元轉變至溢利港幣0.29億元。

年內，本集團收購中望商業機器有限公司的業務，並進一步拓展IT服務業務。全年IT服務業務的營業額共錄得港幣1.84億元，而虧損則為港幣0.61億元。

鑒於主機板市場增長放緩及本集團於二零零二年一月已出售線路板業務，合同製造業務的營業額下跌35.9%，而盈利貢獻亦降低至港幣0.09億元。

去年的其他業務主要為神州數碼及互聯網業務的業績，該等業務已分別被分拆及轉移至共同控制實體。

出售投資之虧損

年內，本集團錄得港幣0.27億元的出售投資虧損淨額，主要是因為出售一家聯營公司Yestock Limited引致虧損港幣0.34億元，而出售證券投資則錄得港幣0.07億元的收益。

稅項

本集團於年內的有效稅率為2.53%，而二零零二年則為2.13%。本集團將繼續為業務經營採用有效的稅務籌劃。

股息

本集團採用貫徹的股息分派政策。年內已派付的中期股息為每股港幣1.8仙，總金額為港幣1.35億元，而擬派末期股息將為每股港幣3.0仙，總金額為港幣2.24億元。董事會建議本年派發特別股息每股港幣5.2仙，總金額為港幣3.88億元。

重要投資及收購

年內，本集團投資港幣2.95億元購置固定資產及主要位於中國的在建工程。本集團亦動用約港幣3.94億元拓展手持設備業務及IT服務業務等。

集團預計明年將動用約港幣10億作資本支出，主要包括拓展新業務、研發及一般資本開支。所需資金將可源自現有之業務。

流動資金及財政資源

於二零零三年三月三十一日，集團之總資產為港幣67.56億元，資金來自股東資金港幣41.89億元、少數股東權益港幣0.6億元及流動負債港幣25.07億元。集團之流動比率為2.1。

集團之財政狀況穩健，並從其營運活動中維持強勁及穩定之現金流入。於二零零三年三月三十一日，集團之現金及銀行結餘為港幣28.08億元，其中港幣佔35%、美元佔38.5%、人民幣佔26%及0.5%為其他貨幣。

儘管集團一直維持充裕現金，但仍要求保持銀行之綜合信用額度以備不時之需。於二零零三年三月三十一日，集團可動用之總信用額度為港幣26.2億元，當中，港幣9.38億元為貿易信用額度、港幣7.2億元為短期及循環現金透支，而港幣9.62億元則為外匯合約。在二零零三年三月三十一日，已動用的貿易信用額度為港幣4.14億元，外匯合約為港幣0.46億元。

於二零零三年三月三十一日，集團並無尚未償還之銀行貸款。於年內及年末，集團並無以財務租約持有資產。

本集團繼續採用對沖政策，以減低因外幣匯率變化而對一般商貿活動所造成的影響。外匯風險主要為歐洲業務之應收貿易款項。於二零零三年三月三十一日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.46億元。

或然負債

於二零零三年三月三十一日，本集團沒有重大的或然負債。

採納上述會計實務準則對本集團之賬目並無重大影響。

3. 營業額、收益及分類資料

(a) 基本列報方式－地域分類

	中華人民共和國（「中國」）二零零三年 港幣千元	亞太區（除中國外）二零零三年 港幣千元	北美洲 二零零三年 港幣千元	歐洲 二零零三年 港幣千元	本集團總額 二零零三年 港幣千元
損益表					
營業額	19,738,075	5,818	14,999	474,398	20,233,290
分類經營業績	1,011,204	(412)	130	3,494	1,014,416
出售附屬公司、聯營公司及證券投資之虧損	(26,802)	–	–	–	(26,802)
無形資產攤銷	(15,246)	–	–	–	(15,246)
財務收入					77,233
財務費用					(20)
盈利貢獻					1,049,581
應佔共同控制實體虧損	(34,756)	–	–	–	(34,756)
應佔聯營公司溢利	13,826	–	–	–	13,826
除稅前溢利					1,028,651
稅項					(26,018)
除稅後溢利					1,002,633
少數股東權益					14,519
股東應佔溢利					1,017,152

	中國 二零零二年 港幣千元	亞太區（除中國外）二零零二年 港幣千元	北美洲 二零零二年 港幣千元	歐洲 二零零二年 港幣千元	本集團總額 二零零二年 港幣千元
損益表					
營業額	19,702,459	282,283	104,872	763,640	20,853,254
分類經營業績	772,684	30,500	17,833	44,873	865,890
出售附屬公司、聯營公司及證券投資之收益	164,240	–	–	–	164,240
財務收入					67,360
財務費用					(11,785)
盈利貢獻					1,085,705
應佔共同控制實體溢利	8,468	–	–	–	8,468
應佔聯營公司虧損	(12,979)	–	–	–	(12,979)
除稅前溢利					1,081,194
稅項					(23,092)
除稅後溢利					1,058,102
少數股東權益					(13,202)
股東應佔溢利					1,044,900

(b) 輔助列報方式－業務分類

	營業額 二零零三年 港幣千元	盈利貢獻 二零零三年 港幣千元	營業額 二零零二年 港幣千元	盈利貢獻 二零零二年 港幣千元
企業IT業務	10,803,311	744,153	10,077,796	573,077
消費IT業務	6,822,633	363,527	7,400,769	234,335
手持設備業務	1,440,328	29,017	216,434	(18,906)
IT服務業務	183,800	(61,405)	–	–
合同製造業務	983,218	8,554	1,533,864	147,901
其他	–	–	1,624,391	(14,942)
商譽攤銷	–	(7,463)	–	–
出售附屬公司、聯營公司及證券投資之（虧損）／收益	–	(26,802)	–	164,240
	20,233,290	1,049,581	20,853,254	1,085,705

4. 經營溢利

(a)

	二零零三年 港幣千元	二零零二年 港幣千元
營業額	20,233,290	20,853,254
銷售成本	(17,234,746)	(18,070,819)
毛利	2,998,544	2,782,435
其他收入	77,233	67,360
出售附屬公司、聯營公司及證券投資之（虧損）／收益	(26,802)	164,240
	3,048,975	3,014,035
分銷費用	(1,393,990)	(1,390,571)
行政費用	(328,736)	(363,851)
其他經營費用	(261,402)	(162,123)
無形資產攤銷	(15,246)	–
經營費用總額（附註(b)）	(1,999,374)	(1,916,545)
經營溢利	1,049,601	1,097,490

用以計算每股攤薄盈利之加權平均股數	7,514,167,966	7,575,733,604

建議股息

董事會建議向於二零零三年七月十五日名列本公司股東名冊上之股東派發截至二零零三年三月三十一日止年度末期股息每股港幣3.0仙。在考慮集團的現金狀況及業務增長需要後，董事會建議派發特別股息每股港幣5.2仙，以進一步提高股東利益。待股東於應屆股東週年大會批准後，將於二零零三年八月十三日或之前派付上述擬派的股息。

業務回顧

2002/03財年中國IT市場乍暖還寒，雖然2002年中國IT市場總值只上升2%，聯想的營業額與去年備考數字比較仍取得5%以上增長，並繼續貫徹擴展終端產品線、加強後台產品，以及開拓服務業務的三大策略舉措。

企業IT業務

- 聯想企業IT業務的銷售額取得7.2%增長，其中服務器和筆記本電腦的增長最快。同時毛利率和經營利潤均繼續保持良好的增長趨勢。
- 年內，聯想技術創新取得進一步突破。2002年8月聯想發佈國內首台民用萬億次服務器，它的實測速度在全球高性能計算機 Top 500排行榜上排名第43位。另外，聯想發佈包括安騰II (Itanium 2)在內的一系列服務器產品，兩路以上服務器比例明顯提高，逐漸樹立了國產服務器第一品牌的地位。聯想自行開發的商用電腦獲得市場好評，「開天6800」在2002年9月榮獲Intel Innovative PC Award。
- 聯想面向中小企業的IT 1 for 1服務在促進渠道轉型和構建諮詢、方案、運營和服務的全程業務體系方面取得了明顯成效。
- 聯想在行業市場亦取得很好的發展，已經建立完善的教育領域應用方案體系，聯想的教育行業方案已成功應用在2,000餘個客戶中，另外在特定行業，如流通、生產製造的信息化應用服務中，聯想也累積豐富的諮詢與實施經驗，企業方案已成功應用在近300個客戶中。

消費IT業務

- 集團本財年家用電腦銷量較去年增加了9.5%，年內消費IT業務的策略是注重穩定毛利率及利潤，毛利率及經營利潤較去年大幅改善。
- 聯想致力為中國消費用戶提供易用、新潮的創意產品，去年10月底推出的新一代雙模式家用電腦－「天驕」及「天瑞」系列，採用自主研發的數碼家電操作系統LEOS，實現電腦、家電一體化，帶動了消費IT業務的毛利率增長。「天驕」電腦更榮獲國內（包括香港）多項產品設計大獎。
- 在渠道方面，聯想繼續擴展「聯想1+1專賣店」，配合發展中小城市電腦市場需要，專賣店的數目已由去年的570家增至760家。
- 2002年中國數碼相機及數碼聽市場銷量分別躍升超過200%及100%，數碼相機及數碼聽成為送禮熱門選擇。去年聯想積極拓展並成功進入數碼市場，2002年聯想數碼聽佔市場20%，市場佔有率第一。聯想數碼相機及家用噴墨打印機亦名列前茅。

手持設備業務

- 年內，聯想手持設備業務加入了移動電話產品，2002/03財年手持設備業務營業額較去年大幅增長566%。
- 聯想於去年6月進一步增持從事移動電話業務的合資公司股權至80.8%，同時向合資公司注入新資金，是次增資總投資額為6,150萬人民幣。
- 自去年6月首次推出產品以來，聯想目前共有超過10款移動電話，其中包括GSM及CDMA制式的移動電話，並於去年11月發佈彩屏產品。聯想在上海和廈門設立專門機構，繼續培養移動電話研究開發力量。在渠道及服務網絡建設方面，聯想已在全國范圍內建立了省級分銷渠道和以區域為重心的營銷模式，初步形成了包括超過3,000家分銷商的銷售網絡，並且在全國建立了26個客戶服務中心站，提供售後服務。
- 2002年Pocket PC市場受益於行業應用市場的拉動，銷量繼續保持較高的增長速度，但是PDA市場由於缺乏關鍵應用刺激需求，欠缺增長動力。聯想電子辭典產品銷量即較去年上升3倍，鞏固了聯想在手持設備市場的地位。

IT服務業務

- 聯想在2002/03財年堅定落實服務轉型戰略，IT服務業務通過迅速購併和引進，基本完成「三橫四縱」的業務佈局，即基礎平台、水平應用、營運支持的「三橫」，及以電信、金融、政府及製造為目標行業的「四縱」。服務範圍涵蓋IT諮詢、應用實施、系統集成及運營外包。
- 聯想於去年10月宣佈計劃收購國內實力最強的通訊系統和網絡集成商之一──中望商業機器有限公司的重要業務及資產，並於12月正式成立聯想中望系統服務有限公司，進軍電信IT服務市場。聯想第一期支付收購金額約港幣6,000萬元，其他代價與新公司未來幾年的業績掛鈎，總代價不超過港幣2.2億元。

合同製造業務

- 2002年全球主機板市場的增長繼續放緩，聯想QDI主機板在年內的銷量約為325萬塊，略低於去年的銷量。
- 為了充份發揮集團主機板業務的技術研發能力，年內成立了板卡設計中心，為集團全線產品提供板卡設計與技術服務。

響。外匯風險主要為歐洲業務之應收貿易款項。於二零零三年三月三十一日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.46億元。

或然負債

於二零零三年三月三十一日，本集團沒有重大的或然負債。

員工

於二零零三年三月三十一日，集團共聘用9,705名僱員，其中9,572名受僱於中國大陸，而133名則受僱於香港及海外。

集團因應業績及員工表現實施酬金政策、酌情花紅及購股權計劃。為改善員工質素，集團亦有為員工提供崗位輪換、內部培訓及外部訓練課程。集團同時亦提供員工福利，如保險、醫療及退休金供款等；並會不時檢討該等政策以確保競爭力及配合公司需要。

未來展望

2003年中國經濟基本因素良好，中國政府高度重視信息建設及積極的財務政策將有助IT市場增長。雖然非典型肺炎肆虐對中國一些省市可能會造成干擾，由於IT設備及服務是耐用品，相信在疫情得到控制後，企業採購及消費市場會回復正常。未來一年，聯想的策略目標包括：在保持利潤穩定增長的基礎上，實現業務快速增長，其中以服務器、筆記本電腦、移動電話及數碼產品為重點增長業務。集團將繼續致力推進戰略轉型，強化優質專業服務能力，加速技術創新的市場轉化。

為更好的促進集團長遠的持續增長，新財年集團採取三層業務劃分的經營戰略：即(1)核心業務－包括商用、家用台式電腦等；(2)成長業務－包括筆記本、服務器、移動電話、外圍設備、信息安全、數碼業務等；(3)種子業務－包括IT服務、高性能服務器、存儲等。集團通過設立三層業務不同的戰略目標及相應的經營指標、相應的資源投入及考核激勵計劃。集團期望成長、種籽業務分別在中期、長期快速增長，逐步轉化成為核心業務，為集團的創造持續穩定的收入。

在本年四月，聯想宣佈切換品牌新標識為lenovo聯想，以更配合集團多元化的業務發展及為拓展海外市場作部署。新標識寓意為「創新的聯想」，有四大品牌特性：誠信、創新有活力、優質專業服務和容易。該新標識已在全球註冊。集團預計整個標識切換將在半年到一年內完成，在二零零三年四月二十九日及以後出廠的產品將採用新標識。

總括而言，儘管未來一年中國IT行業仍會面對很多挑戰，管理層基於聯想技術創新及服務轉型策略的進一步實施，憑借對中國市場的深入理解，以及卓越的管理系統和執行能力，對新年度的業務前景充滿信心，並且不時把握市場各種機會，為股東及投資者帶來更好的回報。

購買、出售或贖回本公司之上市證券

年內，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	支付之每股最高價 港幣元	支付之每股最低價 港幣元	支付代價總額（包括費用） 港幣千元
二零零二年六月	2,000,000	2.875	2.875	5,765
二零零二年十月	4,810,000	2.325	2.225	10,941
二零零三年三月	24,520,000	2.600	2.400	62,693

上述回購之股份已經註銷。因此，本公司已發行股本已按所註銷之股份面值減少，而回購之股份面值總額港幣783,250元（二零零二年：港幣1,805,650元）已從保留溢利撥至股份回購儲備中。回購時支付之溢價已於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於年內購買、出售或贖回本公司之任何上市證券。

財務資料詳情

載有根據聯交所《證券上市規則》（「上市規則」）附錄16第45(1)至45(3)段規定之全部資料之本公司詳細業績公佈將於聯交所及本公司網頁上登載。

暫停辦理股份過戶登記手續

本公司將由二零零三年七月十日至二零零三年七月十五日（包括首尾兩天）暫停辦理股份過戶登記手續。如欲獲派發建議之股息，請於二零零三年七月九日下午四時之前將所有已經簽署之過戶文件連同有關股票送達本公司之股份過戶登記處－雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心28樓，方為有效。

最佳應用守則

惟非執行董事之任期乃依據本公司組織章程細則之規定須於股東週年大會上輪值告退而無訂明指定任期外，本公司於年度內一直遵守上市規則附錄14所載之最佳應用守則。

承董事會命
柳傳志
主席

香港，二零零三年五月二十八日

網址：www.lenovo.com